ALGONQUIN POWER & UTILITIES CORP.
ANNUAL INFORMATION FORM
For the year ended December 31, 2024
March 7, 2025

TABLE OF CONTENTS
(continued)

Caution Concerning Forward-Looking Statements and Forward-Looking Information
This document may contain statements that constitute “forward-looking information” within the meaning of applicable securities laws in each of the provinces and territories of Canada and the respective policies, regulations and rules under such laws or “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information”). The words “aims”, “anticipates”, “believes”, “budget”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “pursue”, “schedule”, “seeks”, “should”, “strives”, “targets”, “will”, “would” (and grammatical variations of such terms) and similar expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words. Specific forward-looking information in this document includes, but is not limited to, statements relating to: expected future investments and growth, results of operations, performance, business prospects and opportunities of the Corporation; the expected expiry of the Cooperation Agreement (as such term is defined herein); the anticipated impact of the Renewables Sale on the Corporation; the anticipated impact of the sale of the Corporation’s interest in Atlantica on the Corporation; expectations regarding earnings and cash flows; share price appreciation; expectations regarding the use of proceeds from the Renewables Sale and financings; expectations regarding credit ratings and the maintenance thereof and equity credit from rating agencies; statements relating to renewable energy credits expected to be generated and sold; expectations regarding U.S. federal grants; statements regarding the Corporation’s sustainability and environmental, social and governance goals, including its net-zero by 2050 target; expected management changes; expectations and plans with respect to current and planned projects; expectations with respect to revenues pursuant to Offtake Contracts; financing plans; asset sales; sources of funding, including adequacy and availability of credit facilities, cash flows from operations and capital markets financing; anticipated customer benefits; potential acquisitions, dispositions, projects, initiatives or other transactions; expectations regarding the Corporation’s corporate development activities and the results thereof; expectations regarding future capital investments and development pipeline, including expected timing, investment plans, sources of funds and impacts; expectations regarding the outcome of legal claims and disputes; strategy and goals; expected demand for power; expected capacity of and energy sales from existing facilities; joint ventures; environmental liabilities; dividends to shareholders, including the sustainability thereof and the Corporation’s ability to achieve its targeted annual dividend payout ratio; the Reinvestment Plan; the future impact on the Corporation of actual or proposed laws, regulations and rules; the expected impact of changes in customer usage on the Regulated Services Group’s revenue; accounting estimates; the implementation of new technology systems and infrastructure, including the expected timing thereof; financing costs; the expected impact of tariffs imposed by the U.S. and Canada; and currency exchange rates. All forward-looking information is given pursuant to the “safe harbour” provisions of applicable securities legislation.
The forecasts and projections that make up the forward-looking information contained herein are based on certain factors or assumptions which include, but are not limited to: the receipt of applicable regulatory approvals and requested rate decisions; the absence of material adverse regulatory decisions being received and the expectation of regulatory stability; the absence of any material equipment breakdown or failure; availability of financing (including tax equity financing and self-monetization transactions for U.S. federal tax credits) on commercially reasonable terms and the stability of credit ratings of AQN and its subsidiaries; the absence of unexpected material liabilities or uninsured losses; the continued availability of commodity supplies and stability of commodity prices; the absence of interest rate increases or significant currency exchange rate fluctuations; the absence of significant operational, financial or supply chain disruptions or liability, including relating to additional import controls and tariffs; the continued ability to maintain systems and facilities to ensure their continued performance; the absence of a severe and prolonged downturn in general economic, credit, social or market conditions; the successful and timely development and construction of new projects; the absence of capital project or financing cost overruns; sufficient liquidity and capital resources; the continuation of long-term weather patterns and trends; the absence of significant counterparty defaults; the continued competitiveness of electricity pricing when compared with alternative sources of energy; the realization of the anticipated benefits of the Corporation’s dispositions, acquisitions and joint ventures; the absence of a change in applicable laws, political conditions, public policies and directions by governments materially negatively affecting the Corporation; the ability to obtain and maintain licenses and permits; maintenance of adequate insurance coverage; the absence of material fluctuations in market energy prices; the absence of material disputes with taxation authorities or changes to applicable tax laws; continued maintenance of information technology infrastructure and the absence of a material breach of cybersecurity; the successful implementation of new information technology systems and infrastructure; favourable relations with external stakeholders; favourable labour relations; that the Corporation will be able to successfully integrate newly acquired entities, and the absence of any material adverse changes to such entities prior to closing; the absence of undisclosed liabilities of entities being acquired; the absence of any significant indemnification claims arising from the Renewables Sale; the absence of any reputational harm to the Corporation as a result of the Renewables Sale; the absence of adverse reactions or changes in business relationships or relationships with employees following the Renewables Sale; and the ability of the Corporation to realize the anticipated benefits from the Renewables Sale and the sale of its interest in Atlantica.
The forward-looking information contained herein is subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical results or results anticipated by the forward-looking information. Factors which could cause results or events to differ materially from current expectations include, but are not limited to: changes in general economic, credit, social or market conditions; changes in customer energy usage patterns and energy demand; reductions in the liquidity of energy markets; global climate change; the incurrence of environmental liabilities; natural disasters, diseases, pandemics, public health emergencies and other force majeure events and the collateral consequences thereof, including the disruption of economic activity, volatility in capital and credit markets and legislative and regulatory responses; critical equipment breakdown or failure; supply chain disruptions; the impact of existing import controls and tariffs and the imposition of additional import controls or tariffs; the failure of information technology infrastructure and other cybersecurity measures to protect against data, privacy and cybersecurity breaches; failure to successfully implement, and cost overruns and delays in connection with, new information technology systems and infrastructure; physical security breach; the loss of key personnel and/or labour disruptions; seasonal fluctuations and variability in weather conditions and natural resource availability; reductions in demand for electricity, water and natural gas due to developments in technology; reliance on transmission systems owned and operated by third parties; issues arising with respect to land use rights and access to the Corporation’s facilities; terrorist attacks; fluctuations in commodity and energy prices; capital expenditures; reliance on subsidiaries; the incurrence of an uninsured loss; a credit rating downgrade; an increase in financing costs or limits on access to credit and capital markets; inflation; increases and fluctuations in interest rates and failure to manage exposure to credit and financial instrument risk; currency exchange rate fluctuations; restricted financial flexibility due to covenants in existing credit agreements; an inability to refinance maturing debt on favourable terms; disputes with taxation authorities or changes to applicable tax laws; requirement for greater than expected contributions to post-employment benefit plans; default by a counterparty; inaccurate assumptions, judgments and/or estimates with respect to asset retirement obligations; failure to maintain required regulatory authorizations; changes in, or failure to comply with, applicable laws and regulations; failure of compliance programs; failure to dispose of assets (at all or at a competitive price) to fund the Corporation’s operations and strategic objectives; delays and cost overruns in the design and construction of projects; loss of key customers; a third party joint venture partner acting in a manner contrary to the Corporation’s interests; facilities being condemned or otherwise taken by governmental entities; increased external stakeholder activism adverse to the Corporation’s interests; fluctuations in the price and liquidity of the Common Shares and the Corporation’s other securities; the failure to implement the Corporation’s strategic objectives or achieve expected benefits relating to acquisitions, dispositions or other initiatives, including with respect to the Renewables Sale and the sale of the Corporation’s interest in Atlantica; and risks related to the Renewables Sale and its impact on the Corporation’s remaining business, including the possibility of adverse reactions or changes in business relationships or relationships with employees resulting from the Renewables Sale. Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Some of these and other factors are discussed in more detail under the heading “Enterprise Risk Factors” in this AIF and under the heading “Enterprise Risk Management” in the Corporation’s management discussion and analysis for the three and twelve months ended December 31, 2024 (which may be found on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov/edgar) (the “MD&A”).
Forward-looking information contained herein is provided for the purposes of assisting the reader in understanding the Corporation and its business, operations, risks, financial performance, financial position and cash flows as at and for the periods indicated and to present information about management’s current expectations and plans relating to the future, and the reader is cautioned that such information may not be appropriate for other purposes. Forward-looking information contained herein is made as of the date of this document and based on the plans, beliefs, estimates, projections, expectations, opinions and assumptions of management on the date hereof. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking information. Accordingly, readers should not place undue reliance on forward-looking information. While subsequent events and developments may cause the Corporation’s views to change, the Corporation disclaims any obligation to update any forward-looking information or to explain any material difference between subsequent actual events and such forward-looking information, except to the extent required by applicable law. All forward-looking information contained herein is qualified by these cautionary statements.

Explanatory Notes

All information contained in this AIF is presented as at December 31, 2024, unless otherwise specified. In this AIF, all dollar figures are in U.S. dollars, unless otherwise indicated.

The term “rate base” is used in this document. Rate base is a measure specific to rate-regulated utilities that is not intended to represent any financial measure as defined by U.S. GAAP. The measure is used by the regulatory authorities in the jurisdictions where the Corporation’s rate-regulated subsidiaries operate. The calculation of this measure may not be comparable to similarly titled measures used by other companies.

1.CORPORATE STRUCTURE
1.1Name, Address and Incorporation
Algonquin Power & Utilities Corp. (“AQN”) was originally incorporated under the Canada Business Corporations Act on August 1, 1988 as Traduction Militech Translation Inc. Pursuant to articles of amendment dated August 20, 1990 and January 24, 2007, the Corporation amended its articles to change its name to Société Hydrogenique Incorporée – Hydrogenics Corporation and Hydrogenics Corporation – Corporation Hydrogenique, respectively. Pursuant to a certificate and articles of arrangement dated October 27, 2009, the Corporation, among other things, created a new class of common shares, transferred its existing operations to a newly formed independent corporation, exchanged new common shares for all of the trust units of Algonquin Power Co. (“APCo”) and changed its name to Algonquin Power & Utilities Corp. AQN amended its articles on November 2, 2012, January 1, 2013, February 27, 2014, October 16, 2018, May 21, 2019 and January 14, 2022 to provide for the creation of series of preferred shares of the Corporation. See “Description of Capital Structure – Preferred Shares”. On June 10, 2016, the Corporation amended its articles to provide for a minimum of three directors and a maximum of 20 directors and to provide that the registered office of the Corporation be situated anywhere within the Province of Ontario. The head and registered office of AQN is located at Suite 100, 354 Davis Road, Oakville, Ontario L6J 2X1.
Unless the context indicates otherwise, references in this AIF to the “Corporation” refer collectively to AQN, its direct and indirect subsidiary entities and partnership interests held by AQN and its subsidiary entities.
1.2Intercorporate Relationships
Most of the Corporation’s business is conducted through subsidiary entities, including those entities which hold project assets. The following chart depicts, in summary form, the Corporation’s key operating business units as of the date of this AIF.

The following table outlines the Corporation’s significant subsidiaries and excludes certain other subsidiaries. The assets and revenues of the excluded subsidiaries did not individually exceed 10%, or in the aggregate exceed 20%, of the total consolidated assets or total consolidated revenues of the Corporation as at December 31, 2024. The voting securities of each subsidiary are held in the form of common shares, share quotas or partnership interests in the case of partnerships and their foreign equivalents.

Significant Subsidiaries	Description	Jurisdiction of Incorporation or Formation	Ownership of Voting Securities
REGULATED SERVICES GROUP
Liberty Utilities (Canada) Corp.		Canada	100%
Liberty Utilities Co. (“Liberty Utilities”)		Delaware	100%
Liberty Utilities (CalPeco Electric) LLC	Owner of the CalPeco Electric System	California	100%
Liberty Utilities (Granite State Electric) Corp.	Owner of the Granite State Electric System	New Hampshire	100%
Liberty Utilities (EnergyNorth Natural Gas) Corp.	Owner of the EnergyNorth Gas System	New Hampshire	100%
Liberty Utilities (Litchfield Park Water & Sewer) Corp.	Owner of the Litchfield Park Water System	Arizona	100%
Liberty Utilities (Midstates Natural Gas) Corp.	Owner of the Midstates Gas Systems	Missouri	100%
Liberty Utilities (Peach State Natural Gas) Corp.	Owner of the Peach State Gas System	Georgia	100%
Liberty Utilities (New England Natural Gas Company) Corp.	Owner of the New England Gas System	Delaware	100%
Liberty Utilities (New York Water) Corp.	Owner of the New York Water System	New York	100%
Liberty Utilities (St. Lawrence Gas) Corp.	Owner of the St. Lawrence Gas System	New York	100%
The Empire District Electric Company (“Empire”)	Owner of, among other things, electric distribution, generation and transmission utility system serving locations in Missouri, Kansas, Oklahoma and Arkansas	Kansas	100%
Neosho Ridge Wind, LLC	Owner of the Neosho Ridge Wind Facility	Delaware	100%[1]
North Fork Ridge Wind, LLC	Owner of the North Fork Ridge Wind Facility	Delaware	100%[1]
Kings Point Wind, LLC	Owner of the Kings Point Wind Facility	Delaware	100%[1]
The Empire District Gas Company (“EDG”)	Operator of a natural gas distribution utility in Missouri	Kansas	100%
Liberty Utilities (Canada) LP (“Liberty Utilities Canada”)		Ontario	100%
Liberty Utilities (Gas New Brunswick) LP	Owner of the New Brunswick Gas System	New Brunswick	100%
Bermuda Electric Light Company Limited (“BELCO”)	Owner of an electric distribution, transmission and generation system in Bermuda	Bermuda	100%
Suralis S.A. (“Suralis”) (previously known as Empresa de Servicios Sanitarios de Los Lagos S.A. )	Owner of a water and wastewater system in Chile	Chile	64%
1 The Corporation directly or indirectly holds 100% of the managing interests, with 100% of the tax equity interests directly or indirectly held by third-party partners.

2.GENERAL DEVELOPMENT OF THE BUSINESS
The Corporation owns and operates a diversified portfolio of regulated generation, distribution, and transmission assets, as well as hydroelectric generation assets. Through its activities, the Corporation aims to drive growth in earnings and cash flows to support a sustainable dividend and share price appreciation. On January 8, 2025, the Corporation completed the sale of its renewable energy business (excluding hydro) to a wholly-owned subsidiary of LS Power (“LS Buyer”) by way of an acquisition of 100% of the issued and outstanding trust units of APCo (the “Renewables Sale”).
One of AQN’s financial objectives is to maintain a BBB investment grade credit rating. In an effort to realize that objective, AQN monitors and strives to adhere to various targets communicated by rating agencies related to their assessments of financial and business risk at AQN. These targets currently include expectations that AQN satisfies specific leverage targets. Since completing the Renewables Sale and the sale of its interest in Atlantica, AQN expects to generate nearly all of its revenue from the Regulated Services Group.
AQN’s operations are organized across two business units consisting of: the Regulated Services Group, which primarily owns and operates a portfolio of regulated electric, water distribution and wastewater collection and natural gas utility systems and transmission operations in the United States, Canada, Bermuda and Chile; and the Hydro Group, which consists of hydroelectric generation facilities located in Canada that were not sold as part of the Renewables Sale. Additionally, the Corporation has a corporate function, the Corporate Group, consisting of corporate and shared services that primarily support the Regulated Services Group and the Hydro Group, in addition to holding certain ancillary investments.

Regulated Services Group	Hydro Group	Corporate Group

Electric Utilities Water and Wastewater Utilities Natural Gas Utilities Electric and Natural Gas Transmission Energy Generation and Storage	Hydro Power Generation	Corporate and Shared Services
Regulated Services Group
The Regulated Services Group primarily operates a diversified portfolio of regulated utility systems located in the United States, Canada, Bermuda and Chile serving approximately 1,265,000 customer connections as of December 31, 2024. The Regulated Services Group seeks to provide safe, high-quality and reliable services to its customers and to deliver stable and predictable earnings to the Corporation. The Regulated Services Group seeks to deliver long-term growth within its service territories, including through the pursuit of capital investment opportunities and other initiatives.
Hydro Group
The Hydro Group generates and sells electrical energy produced by its 14 hydroelectric generating facilities located in the Canadian provinces of Alberta, Ontario, New Brunswick and Quebec, with a combined gross generating capacity of approximately 115 MW and a net generating capacity of approximately 111 MW.
Corporate Group
The Corporate Group includes the Corporation’s corporate and shared services that primarily support the Regulated Services Group and the Hydro Group, in addition to holding certain ancillary investments.

2.1Three Year History
The following is a description of the general development of the business of the Corporation over the last three fiscal years.
2.1.1Fiscal 2022
Corporate
(i)Offering of Subordinated Notes
On January 18, 2022, AQN completed an underwritten offering of (i) C$400 million aggregate principal amount of 5.25% fixed-to-fixed reset rate junior subordinated notes series 2022-A (the “2022-A Subordinated Notes”) due January 18, 2082 and (ii) $750 million aggregate principal amount of 4.75% fixed-to-fixed reset rate junior subordinated notes series 2022-B (the “2022-B Subordinated Notes”) due January 18, 2082 (collectively, the “2022 Subordinated Note Offerings”). Upon the occurrence of certain bankruptcy-related events in respect of AQN, the 2022-A Subordinated Notes automatically convert into preferred shares, Series H of AQN (the “Series H Shares”) and the 2022-B Subordinated Notes automatically convert into preferred shares, Series I of AQN (the “Series I Shares”).
See “Description of Capital Structure – Subordinated Notes” for more detail on the 2022-A Subordinated Notes and the 2022-B Subordinated Notes and see “Description of Capital Structure – Preferred Shares” for more detail on the Series H Shares and Series I Shares.
(ii)At-the-Market Equity Program
On August 15, 2022, AQN re-established its at-the-market equity program, which allowed AQN to issue up to $500 million (or the equivalent in Canadian dollars) of Common Shares from treasury to the public from time to time, at AQN’s discretion, at the prevailing market price when issued on the TSX, the NYSE or on any other existing trading market for the Common Shares in Canada or the United States. The at-the-market equity program terminated in accordance with its terms on December 19, 2023.
(iii)Management Change
On August 30, 2022, AQN announced that Arthur Kacprzak was stepping down as Chief Financial Officer and announced the appointment of Darren Myers to such role.
(iv)Completion of Asset Recycling Transaction
On December 29, 2022, the Corporation closed the sale of ownership interests in a portfolio of operating wind facilities in the United States and Canada to InfraRed Capital Partners, an international infrastructure investment manager that is part of SLC Management, the institutional alternatives and traditional asset management business of Sun Life Financial Inc. (the “2022 Asset Recycling Transaction”). The 2022 Asset Recycling Transaction consisted of the sale of (1) a 49% ownership interest in three operating wind facilities in the United States totaling 551 MW of installed capacity; and (2) an 80% ownership interest in an operating 175 MW wind facility in Saskatchewan. Total cash proceeds to the Corporation from the 2022 Asset Recycling Transaction were approximately $277.5 million for the U.S. facilities and approximately C$108.6 million for the Saskatchewan facility (in each case subject to certain post-closing adjustments).
Regulated Services Group
(i)Acquisition of Liberty New York Water (formerly New York American Water Corporation, Inc.)
Effective January 1, 2022, the Regulated Services Group closed the acquisition of New York American Water Company, Inc. (subsequently renamed Liberty Utilities (New York Water) Corp.) (“Liberty New York Water”) for a purchase price of approximately $609 million. Liberty New York Water is a regulated water and wastewater utility serving over 127,000 customer connections across eight counties in southeastern New York. Operations include approximately 1,270 miles of water mains and distribution lines with 98% of customers in Nassau County on Long Island. The purchase price for the acquisition of Liberty New York Water was funded through drawings on a $1.1 billion senior unsecured delayed draw non-revolving term credit facility of Liberty Utilities entered into on December 20, 2021 (the “Regulated Services Delayed Draw Term Facility”). The Regulated Services Delayed Draw Term Facility was subsequently repaid on its maturity date, October 25, 2024.
For more detail on the New York Water System, see “Description of the Business – Regulated Services Group – Description of Operations – Water Distribution and Wastewater Collection Systems” below.

(ii)Regulated Services Group Credit Facilities
On April 29, 2022, the Regulated Services Group entered into a $1.0 billion senior unsecured revolving credit facility and a $500.0 million senior unsecured revolving credit facility (the “Short-Term Regulated Services Credit Facility”). The Short Term Regulated Services Credit Facility subsequently terminated on its maturity date, October 25, 2024.
2.1.2Fiscal 2023
Corporate
(i)Sustainability Linked Loan and Bilateral Credit Facility
On March 31, 2023, the Corporation completed an amendment and restatement of its senior unsecured revolving credit facility entered into as of July 12, 2019, which increased the borrowing capacity from $500 million to $1 billion and included sustainability-linked performance targets. The Corporation also entered into a new $75 million uncommitted bilateral credit facility on March 31, 2023.
(ii)Completion of Strategic Review and Management Changes
On May 11, 2023, the Corporation announced that the Board had initiated a strategic review of its renewable energy business. To oversee the strategic review process, the Board formed a Strategic Review Committee, comprised of directors Christopher Huskilson (Chair), Amee Chande and Dan Goldberg. On August 10, 2023, the Corporation announced that it was pursing a sale of its renewable energy business. Concurrently, the Corporation also announced that Arun Banskota was stepping down as President and Chief Executive Officer and as a member of the Board and announced the appointment of Christopher Huskilson as Interim Chief Executive Officer. Mr. Huskilson was subsequently appointed Chief Executive Officer on May 10, 2024.
See “Three Year History – Fiscal 2025 – Corporate – Completion of Renewables Sale” for more detail on the Renewables Sale.
(iii)Redemption of Series C Preferred Shares
During the year ended December 31, 2023, 100 Series C Shares of AQN that had previously been issued in exchange for 100 Class B limited partnership units of St. Leon Wind Energy LP (“St. Leon LP”) were redeemed for $14.5 million. As a result of the redemption, no Series C Shares of AQN remained outstanding. AQN subsequently sold all of its interest in St. Leon LP as part of the Renewables Sale.
(iv)Redemption of 6.875% Fixed-to-Floating Subordinated Notes – Series 2018-A due 2078
On November 6, 2023, AQN redeemed all $287,500,000 aggregate principal amount of its outstanding 6.875% Fixed-to-Floating Subordinated Notes – Series 2018-A due October 17, 2078 at a redemption price equal to 100% of the aggregate principal amount plus accrued and unpaid interest thereon.
Regulated Services Group
(i)Termination of Kentucky Power Transaction
On April 17, 2023, Liberty Utilities, American Electric Power Company, Inc. and AEP Transmission Company, LLC mutually agreed to terminate the agreement entered into on October 26, 2021 for Liberty Utilities to acquire Kentucky Power Company and AEP Kentucky Transmission Company.
2.1.3Fiscal 2024
Corporate
(i)Director Changes and Cooperation Agreement
On February 2, 2024, the Corporation announced that the Board had appointed David Levenson as a director.
Subsequently, on April 18, 2024, the Corporation announced that the Board intended to nominate Brett Carter and Christopher Lopez for election to the Board at the Corporation’s 2024 annual meeting of shareholders (the “2024 Annual Meeting”). In connection with the announcement, the Corporation announced that it had entered into a cooperation agreement with Starboard Value LP and certain of its affiliates (collectively, “Starboard”) dated April 18, 2024 (the “Cooperation Agreement”), pursuant to which Starboard agreed to withdraw its previously-announced director nominations for election to the Board and to support the Corporation’s nominees for election at the 2024 Annual Meeting, including Messrs. Carter and Lopez. In addition, Starboard and the Corporation agreed to, among other things, customary standstill, voting and other provisions related to the composition of the Board and committees of the Board. Pursuant to the Cooperation Agreement the Corporation also agreed that it would not, following the 2024 Annual Meeting, increase the size of its Board to more than nine directors without Starboard’s prior consent. The Cooperation Agreement is currently expected to expire on March 21, 2025.
(ii)Successful Remarketing of Equity Units and Subsequent Settlement of Purchase Contracts
On March 28, 2024, the Corporation successfully remarketed its $1.15 billion aggregate principal amount of 1.18% Senior Notes due June 15, 2026 (the “Notes”). The Notes were originally issued in June 2021, together with the related purchase contracts (the “Purchase Contracts”), as a component of the Corporation’s corporate units (the “Equity Units”). In connection with the remarketing, the interest rate on the Notes was reset to 5.365%, with the maturity date remaining as June 15, 2026. The proceeds from the remarketing of the Notes were used to purchase a portfolio of treasury securities maturing on June 13, 2024. Subsequently, on June 17, 2024, all outstanding Purchase Contracts were settled. In connection with the settlement of the Purchase Contracts, holders of Equity Units received, following payment of $50.00 for each Purchase Contract, 3.3439 Common Shares for each Purchase Contract held. The payment obligation of holders was satisfied with the proceeds of the treasury portfolio purchased in connection with the remarketing of the Notes. In aggregate, the Corporation received $1.15 billion in exchange for the issuance of approximately 76.9 million Common Shares upon settlement of the Purchase Contracts.
See “Description of Capital Structure – Equity Units” for additional details on the Equity Units.
(iii)Sale of Interest in Atlantica
On May 28, 2024, the Corporation entered into a support agreement with Atlantica and a private limited company controlled by Energy Capital Partners (“Bidco”) pursuant to which the Corporation and its subsidiary, Liberty (AY Holdings) B.V., which held approximately 42.2% of the shares of Atlantica, agreed to cause such shares to be voted in favour of a transaction agreement separately announced by Atlantica and Bidco on May 28, 2024 pursuant to which Bidco agreed to acquire Atlantica. Subsequently, on December 12, 2024, Bidco completed the acquisition of Atlantica, including the 42.2% equity interest in Atlantica held by Liberty (AY Holdings) B.V. The Corporation received total proceeds of approximately $1.1 billion in connection with the sale.
(iv)Final Deployment of Integrated Customer Solution Technology Platform
In the second quarter of 2024, the Corporation completed the final deployment of its integrated customer solution technology platform, which includes customer billing, enterprise resource planning systems and asset management systems.
(v)Agreement to Sell Renewable Energy Business
On August 9, 2024, the Corporation entered into a securities purchase agreement with LS Buyer (the “Renewables Securities Purchase Agreement”) in respect of the Renewables Sale. See “Three Year History – Fiscal 2025 – Corporate – Completion of Renewables Sale” for more detail on the Renewables Sale and the Renewables Securities Purchase Agreement.
Regulated Services Group
(i)Offering of Senior Unsecured Notes
On January 12, 2024, Liberty Utilities completed an offering of $500 million aggregate principal amount of 5.577% senior notes due January 31, 2029 (the “2029 Notes”) and $350 million aggregate principal amount of 5.869% senior notes due January 31, 2034 (the “2034 Notes”, and together with the 2029 Notes, the “Senior Notes”). The Senior Notes are unsecured and unsubordinated obligations of Liberty Utilities and rank equally with all of Liberty Utilities' existing and future unsecured and unsubordinated indebtedness and senior in right of payment to any existing and future Liberty Utilities subordinated indebtedness.
(ii)Offering of Securitized Utility Tariff Bonds
On January 30, 2024, Empire District Bondco, LLC, a wholly owned subsidiary of Empire, completed an offering of approximately $180.5 million of aggregate principal amount of 4.943% Securitized Utility Tariff Bonds with a maturity date of January 1, 2035 and $125 million aggregate principal amount of 5.091% Securitized Utility Tariff Bonds with a maturity date of January 1, 2039, to recover previously incurred qualified extraordinary costs associated with the February 2021 extreme winter storm conditions experienced in Texas and parts of the central U.S. and energy transition costs related to the retirement of the Asbury generating plant. The principal asset securing these bonds is the securitized utility tariff property.

2.1.4Fiscal 2025
Corporate
(i)Completion of Renewables Sale
On January 8, 2025, the Corporation completed the Renewables Sale. Pursuant to the Renewables Securities Purchase Agreement, LS Buyer acquired the Corporation’s renewable energy business (excluding hydro) by way of an acquisition of 100% of the issued and outstanding trust units of APCo for proceeds of approximately $2.1 billion, after subtracting taxes, transaction fees and other preliminary closing adjustments, including an adjustment for estimated remaining completion costs for in-construction assets. Approximately $1.95 billion of such proceeds were received upon the closing of the transaction and approximately $150 million of such proceeds are currently expected to be received at a later date in 2025 upon monetization of tax attributes on certain in-construction projects. Additionally, the Corporation can receive up to $220 million in cash pursuant to an earn out agreement relating to certain wind assets (the “Earn Out Agreement”).
(ii)Management Changes
On January 14, 2025, the Corporation announced that Darren Myers will resign as Chief Financial Officer following the reporting of the Corporation’s fourth quarter 2024 results.
On January 31, 2025, the Corporation announced that Roderick West will join the Corporation as Chief Executive Officer. Mr. West’s appointment as Chief Executive Officer will be effective as of 12:00 p.m. (Eastern time) on March 7, 2025. Chris Huskilson will step down as Chief Executive Officer and will continue in his role as a director of the Corporation.
On February 14, 2025, the Corporation announced that Brian Chin, the Corporation’s Vice President, Investor Relations, will be appointed as Interim Chief Financial Officer, effective as of 12:00 p.m. (Eastern time) on March 7, 2025.
3.DESCRIPTION OF THE BUSINESS
The Corporation’s operating groups consist of the Regulated Services Group and the Hydro Group.
3.1Regulated Services Group
The Regulated Services Group primarily operates a diversified portfolio of regulated utility systems located in the United States, Canada, Bermuda and Chile, serving approximately 1,265,000 customer connections as at December 31, 2024.
The Regulated Services Group’s regulated electrical distribution utility systems and related transmission and generation assets are located in the U.S. states of Arkansas, California, Kansas, Missouri, Nevada, New Hampshire, and Oklahoma, as well as in Bermuda, which together served approximately 310,000 electric customer connections as at December 31, 2024. The group also owns and operates generating assets with a gross capacity of approximately 2.0 GW and has investments in generating assets with approximately 0.3 GW of net generation capacity.
The Regulated Services Group’s regulated water distribution and wastewater utility systems are located in the U.S. states of Arizona, Arkansas, California, Illinois, Missouri, New York and Texas, as well as in Chile, which together served approximately 577,000 customer connections as at December 31, 2024.
The Regulated Services Group’s regulated natural gas distribution utility systems are located in the U.S. states of Georgia, Illinois, Iowa, Massachusetts, Missouri, New Hampshire and New York, and in the Canadian province of New Brunswick, which together served approximately 378,000 natural gas customer connections as at December 31, 2024.
Below is a breakdown of revenue for the Regulated Services Group by geographic area for the twelve months ended December 31, 2024.

Geographic Area	% of Total Revenue
United States	82.091%
Canada	2.453%
Bermuda	11.242%
Chile	4.214%
3.1.1Description of Operations
Electric Distribution Systems
(i)Method of Providing Services and Distribution Methods
Electric distribution is the final stage in the delivery system of providing electricity to end users. An electric distribution utility sources and distributes electricity to its customers through a network of buried or overhead lines. The electricity is sourced from power generation facilities. The electricity is transported from the source(s) of generation at high voltages through transmission lines and is then reduced through transformers to lower voltages at substations. The electricity from the substations is then delivered through distribution lines to the customers where the voltage is again lowered through a transformer for use by the customer.
The rates charged for electric distribution service are comprised of a fixed charge that recovers customer related costs, such as meter readings, and a variable rate component that recovers the cost of generation (except in New Hampshire), transmission and distribution. Other revenues are comprised of fees for other services such as establishing a connection, late fee, reconnections, and energy efficiency programs.
The electric utilities located in Arkansas, California, Kansas, Missouri, New Hampshire and Oklahoma are subject to state and federal regulation and rates charged by these utilities must be reviewed and approved by their respective state regulatory authorities and FERC in limited circumstances. Similarly, the electric utility in Bermuda, BELCO, is subject to regulation by the RAB and its rates must be approved by the RAB.
(ii)Principal Markets and Regulatory Environments
The Regulated Services Group operates electrical distribution systems in the states of Arkansas, California, Kansas, Missouri, New Hampshire and Oklahoma, and in Bermuda under a cost-of-service methodology. The utilities use either a historical test year, adjusted pro forma for known and measurable changes in the establishment of their rates, or prospective test years based on expenses expected to be incurred in future periods. Pursuant to these methods, the revenue requirement upon which rates are based is determined by applying an approved return on rate base, and adding depreciation, operating expenses and administrative and general expenses.
Rate cases allow for a particular utility the opportunity to recover its appropriate operating costs and earn a reasonable rate of return on its capital investment as allowed by the regulatory authority under which the utility operates. Rates are approved by the agency to provide the utility the opportunity, but not the guarantee, to earn a reasonable return on its investment after recovering its prudently incurred operating expenses.
(iii)Selected Facilities
(1)CalPeco Electric System
The CalPeco Electric System provides electric distribution service to the Lake Tahoe basin and surrounding areas. The service territory, centered on a highly popular tourist destination, has a customer base spread throughout Alpine, El Dorado, Mono, Nevada, Placer, Plumas and Sierra counties in northeastern California. CalPeco Electric System’s connection base is primarily residential. Its commercial connections consist primarily of ski resorts, hotels, hospitals, schools and grocery stores. The CalPeco Electric System is regulated by the CPUC.
The CalPeco Electric System entered into a multi-year full services agreement with NV Energy that commenced in December 2020 and expires in December 2025. The full services agreement obligates NV Energy to supply the CalPeco Electric System with sufficient renewable power to, when combined with the output of the CalPeco Electric System’s Luning Solar Facility and Turquoise Solar Facility, balance the load requirements and use commercially reasonable efforts to satisfy the current California Renewables Portfolio Standard requirement for the term of the services agreement. This agreement lowers fixed rates for customers, while providing the CalPeco Electric System the opportunity to add renewable generation capacity. The CalPeco Electric System received approval from the CPUC to recover the costs it will incur under this agreement as well as costs incurred to acquire, own and operate the Luning Solar Facility and the

Turquoise Solar Facility. The CalPeco Electric System has also received approval from the CPUC to build a second solar generation facility (including a storage system).
(2)Granite State Electric System
The Granite State Electric System provides electric distribution service in southern and northwestern New Hampshire, centered around operating centers in Salem in the south and Lebanon in the northwest. The Granite State Electric System’s customer base includes a mixture of residential, commercial and industrial customers. The Granite State Electric System consists of approximately 2,219 circuit miles, 60 distribution circuits and 17 electric distribution substations.
The Granite State Electric System is regulated by the NHPUC and FERC. The Granite State Electric System is required to provide electric commodity supply for all customers who do not choose to take supply from a competitive supplier (“Energy Service”) in the New England power market and is allowed to fully recover its costs for the provision and administration of Energy Service under the Energy Service Adjustment Factor, as approved by the NHPUC. The Granite State Electric System must file with the NHPUC twice a year to adjust for market prices of power purchased. Additionally, the Granite State Electric System serves a “borderline” customer under a retail delivery service tariff approved by the NHPUC for which it charges distribution rates which are subject to FERC’s jurisdiction.
(3)Empire District Electric System
Based in Joplin, Missouri, Empire is a regulated utility providing electric distribution, generation and transmission services in parts of Missouri, Kansas, Oklahoma and Arkansas. The largest urban area served is the city of Joplin, Missouri, and its immediate vicinity. The vertically integrated regulated electricity operations of Empire represent approximately 28.8% and 26.5% of the Regulated Services Group’s operating revenues and assets, respectively. Empire’s customer base includes a mixture of residential, commercial, and industrial customers. Empire also operates a fibre optics business. Empire is subject to regulation by the MPSC, the KCC, the OCC, the APSC and FERC.
Empire has various owned generation located in Missouri, Kansas and Arkansas. Its facilities include, among others, the approximately 150 MW North Fork Ridge Wind Facility located in northwestern Jasper County and southwestern Barton County, Missouri; the approximately 150 MW Kings Point Wind Facility located in Barton County, southwestern Dade County, northeastern Jasper County, and northwestern Lawrence County, Missouri; Empire’s share of the approximately 430 MW jointly-owned State Line natural gas fired thermal generation facility, located in Joplin, Missouri; the approximately 250 MW Energy Center, a natural gas fired thermal generation facility located in Sarcoxie, Missouri; Empire’s share of the approximately 200 MW jointly-owned Iatan 1 and 2 coal-fired thermal generation facilities located in Weston, Missouri; the approximately 300 MW Neosho Ridge Wind Facility located in Neosho County, Kansas; the approximately 300 MW Riverton natural gas-fired thermal generation facility located in Riverton, Kansas; and Empire’s share of the approximately 50 MW jointly-owned Plum Point coal-fired thermal generation facility located in Osceola, Arkansas.
(4)BELCO Electric System
BELCO is the sole provider of electricity transmission, distribution, and retail services to all customers in Bermuda and is a bulk generator of electricity on the island. BELCO’s customer base includes a mixture of residential, commercial, and industrial customers. Its network includes approximately 1,000 km of high voltage distribution lines, approximately 600 km of low voltage overhead service lines, approximately 200 km of underground transmission cables and 34 substations.
BELCO has various owned reciprocating and gas turbine generation units with a combined capacity of approximately 140 MW. There is also a 10 MW Battery Energy Storage System.
BELCO is regulated by the RAB, the sole utility regulator in Bermuda. The Electricity Act 2016 brought changes to Bermuda’s electricity market which included the development of the first integrated resource plan, the encouragement of competitive electricity generation and a new retail tariff methodology.
Water Distribution and Wastewater Collection Systems
(i)Method of Providing Services and Distribution Methods
A water and/or wastewater utility company provides water distribution and/or wastewater collection and treatment services to its customers.
A water utility sources, treats and stores potable water and subsequently distributes it to its customers through a network of buried pipes (distribution mains). The raw water for human consumption is sourced from the ground and extracted through wells or from surface water such as lakes or rivers. The water is treated to potable water standards that are specified in federal and state regulations as administered and which are typically enforced by a federal, state or local agency. Following treatment, the water is either pumped directly into the distribution system or pumped into storage reservoirs from which it is subsequently pumped into the distribution system. This system of wells, pumps, storage vessels and distribution infrastructure is owned and maintained by the private utility. The fees or rates charged for water are comprised of a fixed charge component plus a variable fee based on the volume of water used. Additional fees are typically charged for other services such as establishing a connection, late fees and reconnects.
A wastewater utility collects wastewater from its customers and transports it through a network of collection pipes, lift stations and manholes to a centralized facility where it is treated, rendering it suitable for discharge to the environment or for reuse, usually as irrigation. The wastewater is ultimately delivered to a treatment plant. Primary treatment at the plant consists of the screening out of larger solids, floating material and other foreign objects and, at some facilities, grit removal. These removed materials are hauled to a landfill. Secondary treatment at the plant consists of biological digestion of the organic and other impurities which is performed by beneficial bacteria in an oxygen enriched environment. Excess and spent bacteria are collected from the bottom of the tanks, digested and/or dewatered and the resulting solids are sent to landfill or to land application as a soil amendment. The treated water, referred to as “effluent”, is then used for irrigation or groundwater recharging or is discharged by permit into adjacent surface water. The standards to which this wastewater is treated are specified in each treatment facility’s operating permit and the wastewater is routinely tested to confirm its continuing compliance therewith. The effluent quality standards are based on federal, state or local regulations which are administered, and continuing compliance is enforced by the state agency to which federal enforcement powers are delegated.
(ii)Principal Markets and Regulatory Environments
The Regulated Services Group’s water and wastewater facilities are located in the United States in the states of Arizona, Arkansas, California, Illinois, Missouri, New York and Texas, and in Chile. The water and wastewater utilities are generally subject to regulation by the public utility commissions of the jurisdiction in which they operate. The respective public utility commissions have jurisdiction with respect to rate, service, accounting procedures, issuance of securities, acquisitions and other matters. These utilities generally operate under cost-of-service regulation as administered by these regulatory authorities. The utilities generally use a historic or forward-looking test year in the establishment of rates for the utility and pursuant to this method the determination of the rate of return on approved rate base, recovery of depreciation on plant, together with all reasonable and prudent operating costs, establishes the revenue requirement upon which each utility’s customer rates are determined.
Rate cases allow a particular utility the opportunity to recover appropriate operating costs and to earn a rate of return on its capital investment as allowed by the regulatory authority under which the facility operates. The Corporation monitors the rates of return on each of its water and wastewater utility investments to determine the appropriate time to file rate cases in order to pursue its goal of earning the regulatory approved rate of return on its investments in accordance with any legal requirements. Rates are approved by the authority to provide the utility the opportunity, but not the guarantee, to earn a reasonable return on its investment after recovering its prudently incurred operating expenses.
(iii)Selected Facilities
(1)Litchfield Park Water System
The Litchfield Park Water System is a regulated water and wastewater utility located in and around the cities of Avondale, Goodyear, Litchfield Park, and unincorporated Maricopa County, west of Phoenix, Arizona that has a service area that includes the City of Litchfield Park, sections of land located in the cities of Goodyear and Avondale as well as portions of unincorporated Maricopa County. Litchfield Park Water System’s operations consist of sixteen well sites, two reservoir sites, and approximately 500 km of water mains and distribution lines. Wastewater operations at the Litchfield Park Water System consist of two lift stations and approximately 400 km of collection mains to both the Palm Valley Water Reclamation Facility and the newly constructed Sarival Water Reclamation Facility. The Palm Valley Water Reclamation Facility has a permitted treatment capacity of 6.55 million gallons per day and the Sarival Water Reclamation Facility has a permitted treatment capacity of 4.5 million gallons per day. The Litchfield Park Water System’s customer base includes a mixture of residential, commercial, and industrial customers. The Litchfield Park Water System is regulated by the Arizona Corporation Commission and uses a historic test year in the establishment of rates for the utility. Pursuant to this method, the determination of the rate of return on approved rate base and recovery of depreciation on plant, together with all reasonable and prudent operating costs, establishes the revenue requirement upon which customer rates are determined. The Arizona Corporation Commission recently adopted a policy statement providing for formula rates, which is available for Arizona regulated utilities.

(2)Liberty Park Water and Liberty Apple Valley Water System
Liberty Utilities (Park Water) Corp. (“Liberty Park Water”) provides, owns and operates water systems in Los Angeles County, California. Liberty Park Water also wholly owns Liberty Utilities (Apple Valley Ranchos Water) Corp. (“Liberty Apple Valley Water”), which is a regulated utility providing water utility services to customers in and around the Town of Apple Valley, California. Liberty Park Water’s and Liberty Apple Valley Water’s customer base includes a mixture of residential, commercial, and industrial customers. The Liberty Park Water system consists of approximately 423 km of pipeline, 11 wells, eight booster pump stations, seven purchase water connections, and 6.9 million gallons of storage reservoirs and tank capacity. The Liberty Apple Valley Water system consists of approximately 777 km of pipeline, 25 wells, 8 booster pump stations, and 12 million gallons of storage reservoirs and tank capacity. Liberty Park Water and Liberty Apple Valley Water are regulated by the CPUC and use a forward-looking, multi-year rate plan.
(3)Suralis System
Suralis is a water and wastewater utility company located in Southern Chile. The utility operates 51 potable water production systems, 29 sewage plants, approximately 2,357 km of drinking water distribution networks and approximately 2,043 km of sewage networks covering 31 municipalities in the provinces of Valdivia, Ranco, Osorno, Llanquihue, Chiloé and Palena in the regions of Los Lagos and Los Ríos. The Corporation indirectly owns approximately 68.073% of the outstanding shares of Suralis. Suralis’ customer base includes a mixture of residential, commercial, and industrial customers. Suralis is regulated by the Superintendence of Sanitary Services of Chile and is also subject to the jurisdiction of the Chilean National Consumer Service (“SERNAC”), being Chile’s consumer protection agency.
(4)New York Water System
The New York Water System is a regulated water and wastewater utility serving customers across seven counties in southeastern New York. Operations include approximately 1,270 miles of water mains and distribution lines, 92 groundwater wells, 52 treatment stations and 41 tanks. Approximately 86% of the New York Water System’s customer base is residential, with 98% of customers located in Nassau County on Long Island.
The New York Water System is regulated by the New York State Public Service Commission. The New York Water System uses a forward-looking, multi-year rate plan and has a reconciliation mechanism designed to allow the Corporation to recover or refund, through a surcharge or credit, the annual difference between projections of revenues, production costs and property taxes and the actual amounts experienced by the New York Water System. The New York Water System also utilizes an infrastructure surcharge mechanism to recover water quality and system improvement investments, and a pension and other post-employment benefits tracker mechanism that tracks changes from authorized expenses.
Natural Gas Distribution Systems
(i)Method of Providing Services and Distribution Methods
Natural gas is a fossil fuel composed almost entirely of methane (a hydrocarbon gas) usually found in deep underground reservoirs formed by porous rock. In making its journey from the wellhead to the customer, natural gas may travel thousands of miles through interstate pipelines owned and operated by pipeline companies. Along the route, the natural gas may be stored underground in depleted oil and gas wells or other natural geological formations for use during seasonal periods of high demand. Interstate pipelines interconnect with other pipelines and other utility systems and offer system operators flexibility in moving the gas from point to point. The interstate pipeline companies are regulated by FERC. Typically, the distribution network operates pipelines (including transmission and distribution pipelines), gate stations, district regulator stations, peak shaving plants and natural gas meters. The Regulated Services Group is also active in the RNG sector. RNG is pipeline compatible gaseous fuel derived from biogenic or other renewable sources that has lower lifecycle emissions than geologic natural gas. RNG is a “drop in” fuel requiring no modification to company or customer equipment and provides a low to negative carbon lifecycle footprint. The Regulated Services Group has RNG projects in various stages of development across several gas distribution companies which are, or are expected to be, connected to the Regulated Services Group’s local infrastructure. The Regulated Services Group, through its gas distribution subsidiaries in New York and Georgia, has also entered into physical supply contracts for locally produced RNG which does not include the environmental attributes/credits associated with the RNG. The gas distribution utilities owned by the Regulated Services Group are subject to state or provincial regulation and rates charged by these facilities may be reviewed and altered by the state or provincial regulatory authorities from time to time.

(ii)Principal Markets and Regulatory Environments
The Regulated Services Group owns and operates natural gas distribution systems under cost-of-service regulation in the states of Georgia, Illinois, Iowa, Massachusetts, Missouri, New Hampshire and New York and the province of New Brunswick. In establishing rates, the natural gas utilities use either a historical test year that is adjusted on a pro forma basis for known and measurable changes or a prospective test year based on expenses expected to be incurred in a future period, which is the methodology utilized in New Brunswick and Illinois. Pursuant to either the historic or prospective rate making methodology, rates are determined by establishing the rate of return on approved rate base and recovery of depreciation on plant, together with all reasonable and prudent operating costs, thereby establishing the revenue requirement upon which each utility’s customer rates are determined.
Rate cases allow a particular utility the opportunity to recover its appropriate operating costs and earn a reasonable rate of return on its capital investment as allowed by the regulatory authority under which the facility operates. The Corporation monitors the rates of return on its utility investments to determine the appropriate times to file rate cases, with the goal of earning a reasonable rate of return on its investments in accordance with any legal requirements.
(iii)Selected Facilities
(1)EnergyNorth Gas System
The EnergyNorth Gas System is a regulated natural gas utility providing natural gas distribution services in 32 communities covering six counties in New Hampshire. Its franchise service area includes the communities of Nashua, Manchester, Concord, Keene, and Berlin. The EnergyNorth Gas System’s customer base includes a mixture of residential, commercial, industrial and transportation customers. The EnergyNorth Gas System operates and maintains approximately 2,410 km of underground distribution and transmission mains, approximately 70,484 service lines, and approximately 70 local and district regulator stations.
The EnergyNorth Gas System is regulated by the NHPUC. The EnergyNorth Gas System has a revenue per customer decoupling mechanism to recover lost distribution revenue associated with energy efficiency and to otherwise account for the effects of abnormal weather and economic conditions, and includes a real-time weather normalization adjustment. In addition, the EnergyNorth Gas System has a cost of gas adjustment mechanism that allows for monthly adjustments to account for commodity cost changes within certain tolerances. Subject to the satisfaction of certain criteria, New Hampshire natural gas utilities are allowed to procure RNG at quantities up to 5% of their total annual delivered volume through contracts with terms of up to 15 years, to recover prudently incurred costs of procuring RNG, and to recover the costs of and earn a return on qualified investments in RNG infrastructure.
(2)Empire District Gas System
EDG is engaged in the distribution of natural gas in Missouri, serving customers in northwest, north central and west central Missouri. EDG’s customer base includes a mixture of residential, commercial, industrial and transportation customers.
EDG is regulated by the MPSC. A PGA allows EDG to recover from its customers, subject to audit and final determination by regulators, the cost of purchased natural gas supplies and related carrying costs associated with EDG’s use of natural gas financial instruments to hedge the purchase price of natural gas. This PGA allows EDG to make rate changes periodically (up to four times) throughout the year in response to weather conditions and supply demands. Missouri law allows companies to include investments in RNG production, gathering and delivery infrastructure in rate base. It also includes the ability to include RNG in the supply portfolio as well as delivery to customers.
(3)Peach State Gas System
The Peach State Gas System is a regulated natural gas system providing natural gas distribution services in 15 communities covering eight counties in Georgia. The Peach State Gas System franchise service area includes the communities of Columbus, Gainesville, Waverly Hall, Oakwood, Hamilton and Manchester. The Peach State Gas System’s customer base primarily includes a mixture of residential, commercial, industrial and transportation customers. The Peach State Gas System operates and maintains approximately 2,238 km of underground distribution mains, approximately 109 km of transmission mains, approximately 66,765 service lines, and approximately 114 local and district regulator stations. In addition, the Peach State Gas System has a 50-year privatization agreement to operate and maintain the natural gas system at Fort Moore.
The Peach State Gas System is regulated by the Georgia Public Service Commission. The Peach State Gas System’s rates are reviewed and updated annually through a tariff provision called the Georgia Rate Adjustment Mechanism. Georgia allows recovery of natural gas costs (including commodity price, transportation, reservation and demand costs, hedging costs and storage costs). Georgia also allows certain RNG investments to be included in rate base.
(4)New England Gas System
The New England Gas System is a regulated natural gas utility providing natural gas distribution services in eleven communities, including Fall River, North Attleborough, Blackstone and surrounding communities, located in the southeastern portion of Massachusetts. The New England Gas System operates approximately 1,099 km of underground distribution mains. The New England Gas System’s customer base includes a mixture of residential, commercial, and industrial customers.
The New England Gas System is regulated by the MDPU. The cost of natural gas is recoverable from customers through the Gas Adjustment Factor (“GAF”) when billed to “firm” natural gas customers included in approved tariffs by the MDPU.  The GAF is adjusted twice annually and more frequently under certain circumstances.
(5)Midstates Gas Systems
The Midstates Gas Systems own regulated natural gas utilities providing natural gas distribution services to approximately 203 communities in the states of Illinois, Iowa and Missouri. The franchise service area includes the communities of Virden, Vandalia, Harrisburg and Metropolis in Illinois, Keokuk in Iowa, and Butler, Kirksville, Canton, Hannibal, Jackson, Sikeston, Malden and Caruthersville in Missouri. The Midstates Gas Systems’ customer base includes a mixture of residential, commercial, industrial and transportation customers. The Midstates Gas Systems operate and maintain approximately 4,611 km of underground distribution mains, 357 km of transmission mains, and approximately 620 local and district regulator stations.
The Midstates Gas Systems are regulated by the Illinois Commerce Commission, the Iowa Utilities Board and the MPSC. The regulators in Illinois, Iowa and Missouri allow recovery of natural gas costs (including commodity price, transportation, reservation and demand costs, hedging costs, and storage costs).  The rate is adjusted monthly in Illinois and Iowa with an annual reconciliation. In Missouri, the rate is adjusted annually with allowance to file quarterly. In Missouri and Illinois, mechanisms exist to allow for the recovery of the revenue requirement approved by the regulator. In Missouri, the weather normalization adjustment mechanism allows for the adjustment in revenue due to weather and in Illinois, the volume balancing adjustment mechanism allows for the recovery of revenue due to variances in the volume of natural gas used.
(6)New Brunswick Gas System
The New Brunswick Gas System is regulated by the NB Energy Board and has a distribution network that includes approximately 1,250 km of underground distribution mains. The New Brunswick Gas System provides service to customers in 14 communities in New Brunswick. The NB Energy Board’s regulatory activities in the natural gas sector are primarily in relation to the New Brunswick Gas System which is the exclusive holder of the natural gas distribution franchise for the Province of New Brunswick, which expires in 2044 and is extendable for an additional 25-year period. The New Brunswick Gas System’s customer base includes a mixture of residential, commercial, and industrial customers.
For rate cases, the NB Energy Board can review all facets of the operations but primarily focuses on the approval of the previous calendar year’s regulatory financial statements, future test year budgets, establishing revenue requirements, rate design and other decisions such as community expansion plans, customer retention and incentive programs, load retention rate proposals, return on equity, debt structure and rate class reviews. The New Brunswick Gas System has a weather normalization adjustment for its small general service/residential rate customers.
(7)St. Lawrence Gas System
The St. Lawrence Gas System is a regulated natural gas utility operating approximately 777 km of underground distribution and transmission mains. It distributes natural gas to customers in more than 20 communities in northern New York State, including the Villages of Canton, Malone, Massena, Potsdam and the City of Ogdensburg located in St. Lawrence County, Franklin County and a portion of Lewis County. The St. Lawrence Gas System’s customer base includes a mixture of residential, commercial, industrial, and electric generation customers.
The St. Lawrence Gas System is regulated by the New York State Public Service Commission. In a traditional rate case filing, the filing includes historical operating results (test year) and a 12-month forecast for the period the rates will be in effect (rate year). More commonly, the St. Lawrence Gas System will endeavor to settle the rate case filing, in which case it is expected that there would be a multi-year plan in which the rate base and revenue requirement is adjusted for subsequent years within the plan. The St. Lawrence Gas System has a revenue decoupling mechanism which applies to residential and commercial customers within sales and transportation service types. This mechanism reconciles actual delivery service revenue to allowed delivery service revenues, which effectively adjusts the revenue for weather, energy efficiency and customer numbers.
Electric Transmission
(i)Method of Providing Services and Transmission Methods
Electric transmission is the bulk transportation of generated electricity over long distances from a generating site, such as a power plant, to an electrical substation. Transmission lines move large amounts of power at a high voltage level to a substation for voltage step-down and on to a lower voltage distribution network resulting in electricity delivered to homes and businesses. Transmission services obtained through FERC-governed OATT include network and point-to-point transmission service along with other ancillary services. Some examples of these types of services include spinning and non-spinning reserves, black-start capability, regulation and voltage support and system control and dispatch.
(ii)Principal Markets and Regulatory Environments
Empire’s transmission rates and services, electric wholesale sales of electric energy in interstate commerce, and its facilities are subject to the jurisdiction of FERC, under the Federal Power Act. Wholesale rate recovery of transmission costs, as with wholesale rate recovery of any other cost, is subject to FERC review.
The operations and rates of AQN’s transmission facility in New Brunswick are regulated by the NB Energy Board. It is entitled to recover the transmission revenue requirement, pursuant to the transmission tariff administered by New Brunswick Power Corporation. Any increase to its revenue requirement would result in an increase to the transmission rates under the OATT.
BELCO’s transmission rates are regulated by the RAB. BELCO’s transmission function and bulk generation functions are regulated under two licences held by BELCO: one for electricity transmission, distribution, and retail services and one for bulk generation.
(iii)Selected Facilities
(1)Empire Transmission Facilities
The Empire electric transmission facilities are located within a four-state area of Missouri, Kansas, Oklahoma and Arkansas and primarily consist of approximately 22 miles of 345 kV lines, approximately 404 miles of 161 kV lines, approximately 813 miles of 69 kV lines and approximately 18 miles of 34.5 kV lines.
Empire is a member of the SPP, which spans an area from the Canadian border in Montana and North Dakota in the north to parts of New Mexico, Texas and Louisiana in the south.  The transmission facilities are offered for service under an OATT approved by FERC and administered by SPP.  Service requests are placed in the SPP Open Access Same-Time Information System and are evaluated by SPP for available capacity which is provided subject to the SPP Tariff and SPP Market Rules on a non-discriminatory basis.  Service requests can be either point-to-point or network service, where network service is used for serving electric load.  Empire is subject to four different states’ regulatory bodies, the Midwest Reliability Organization regional entity for NERC compliance, SPP Market Rules and FERC.
3.1.2Specialized Skill and Knowledge
The Regulated Services Group requires specialized knowledge of its utility systems, including electrical, water and wastewater and natural gas. Upon acquiring a new utility system, the Regulated Services Group will typically retain the existing employees with such specialized skill and knowledge. In addition, the Regulated Services Group will add, when required, additional trained utility personnel at its corporate offices to support the expanded portfolio of utility assets. The Regulated Services Group has developed in-house regulatory expertise in order to interact with the state regulators in the various jurisdictions in which it operates. The Regulated Services Group believes that the relationship with regulators is unique to each jurisdiction and therefore is best delivered by local managers who work in the applicable service territory. The local regulatory teams and business representatives meet with regulatory agencies on a regular basis to review regulatory policies, service delivery results and strategies, operating results and rate making initiatives.
3.1.3Competitive Conditions
Generally, the Regulated Services Group’s utility businesses have geographic monopolies in their service territories. Competition at the Regulated Services Group’s electric distribution systems is primarily from other energy sources and on-site generation. Competition at the Regulated Services Group’s natural gas distribution systems is primarily with other methods of heating, including electricity, oil, and propane. Government policy and any changing societal perceptions of natural gas could also impact the competitiveness of natural gas in relation to other energy sources.
3.1.4Cycles and Seasonality
(i)Electricity Systems
The CalPeco Electric System’s demand for energy sales fluctuate depending on weather conditions. The CalPeco Electric System is a winter-peaking utility. Above normal snowfall in the Lake Tahoe area may bring more tourists and may increase demand for electricity. The CalPeco Electric System has implemented a BRRBA rate mechanism that removes the annual variations of recorded revenues to confirm that it recovers its authorized base revenues (gross revenues less fuel, purchased power, and other non-base revenues) over each rate case cycle.
The Granite State Electric System experiences peak loads in both the winter and summer seasons, due to heating and cooling loads associated with New England weather. The competitive market for power supply is managed by the ISO-NE. Generally, the Energy Service price for power may fluctuate as a result of the weather, but those costs are typically passed through directly to customers. The Granite State Electric System’s distribution revenues are also subject to true-up under a rate decoupling mechanism.
The Empire District Electric System experiences peak loads in both the winter and summer seasons, due to heating and cooling loads associated with weather in its service territory.  Generally, the Energy Service price for power may fluctuate as a result of the weather, but those costs are typically passed through directly to customers. However, certain unusual or extraordinary events may require different forms of cost recovery.
BELCO system’s demand is largely driven by peak loads in a six-month period of hot, humid weather followed by six months of relatively mild weather. Demand is driven by cooling requirements with a very small amount of heating required.
(ii)Water and Wastewater Systems
Demand for water is affected by weather conditions including temperature and precipitation. For certain service areas, water usage during the summer months is significantly greater than the winter months primarily because of the outdoor water usage associated with irrigation as well as the water used for other purposes, including swimming pools and cooling systems.
When either the amount or frequency of precipitation is significantly above average, water usage may decrease, resulting in reduced operating revenues. Drought conditions arise when the amount and frequency of precipitation is significantly below average for an extended period of time. Drought conditions may lead to voluntary and mandatory restrictions on water usage and thereby impact the Corporation’s ability to recover its fixed costs in delivering clean, safe and reliable water to customers at reasonable rates.
The Regulated Services Group attempts to mitigate the risk of reduced water usage by seeking regulatory mechanisms in rate case proceedings. Certain regulatory jurisdictions have approved regulatory mechanisms that address changes in the actual recorded water usage as compared to the authorized water usage. Not all regulatory jurisdictions in which the Regulated Services Group operates have approved mechanisms to mitigate reduced water usage and the resulting reduction in revenues.
(iii)Natural Gas Systems
The Regulated Services Group’s primary demand for natural gas from its natural gas distribution systems is driven by the seasonal heating requirements of its residential, commercial and industrial customers. The colder the weather, the greater the demand for natural gas to heat homes and businesses. As such, the natural gas distribution systems’ demand profile typically peaks in the winter months of January and February and declines in the summer months of July and August. Year to year variability also occurs depending on how cold the weather is in any particular year.
The Regulated Services Group attempts to mitigate the above noted fluctuations by seeking regulatory mechanisms during rate case proceedings. Certain jurisdictions have approved constructs to mitigate demand fluctuations. For example, at the Peach State Gas System, EnergyNorth Gas System and Midstates Gas Systems, a weather normalization adjustment is applied to customer bills that adjusts commodity rates to stabilize the revenues of the utility for changes in billing units attributable to weather patterns. Most regulatory jurisdictions in which the Regulated Services Group operates have approved mechanisms to mitigate natural gas demand fluctuations.

3.2Hydro Group
The Hydro Group generates and sells electrical energy, capacity and renewable attributes produced by its portfolio of 14 hydroelectric power generation facilities located in the Canadian provinces of Alberta, Ontario, New Brunswick and Quebec.
As of December 31, 2024, the Hydro Group had a combined gross generating capacity of approximately 115 MW and a combined net generating capacity of approximately 111 MW. Approximately 87% of the electrical output is sold pursuant to long-term contractual arrangements which, as of December 31, 2024, had a production-weighted average remaining contract life of approximately 17 years.
3.2.1Description of Operations
(i)Production Method
A hydroelectric generating facility consists of a number of key components, including a dam, intake structure, electromechanical equipment consisting of a turbine(s) and a generator(s). A dam structure is required to create or increase the natural elevation difference between the upstream reservoir and the downstream tailrace, as well as to provide sufficient depth within the reservoir for an intake. Water flows are conveyed from the upstream reservoir to the generating equipment via a penstock or headrace canal and an intake structure. Turbine(s) and generator(s) transform the hydraulic energy into electrical energy. The water which has flowed through the hydraulic turbine(s) is discharged back to the natural watercourse. A transmission line is often required to interconnect a facility with the grid. The majority of hydroelectric generating facilities are also equipped with remote monitoring equipment, which allows the facility to be monitored and operated from a remote location.
(ii)Principal Markets and Distribution Methods
The principal markets in which the Hydro Group operates its hydroelectric generating facilities are Alberta, Ontario, New Brunswick and Québec. The electricity is generally transferred by transmission line from the generating facility to the delivery point for the purchaser, and it is distributed through the grid to end user customers of the purchaser.
(iii)Selected Facilities
(1)Tinker Hydro Facility
The Tinker Hydro Facility is located approximately 8 km north of Perth-Andover, New Brunswick and is situated near the mouth of the Aroostook River. The facility has a total operational nameplate capacity of approximately 33 MW.
In May 2024, all in-service PPAs and commercial and retail contracts in respect of the energy generated by the Tinker Hydro Facility were assigned to New Brunswick Energy Marketing Company, and, pursuant to a PPA entered into between Algonquin Hydro Holdings Corp. and New Brunswick Power Corporation on May 1, 2024, the full output of the Tinker Hydro Facility was contracted to New Brunswick Power Corporation for a 25-year term.
The Corporation also owns an electrical transmission system used to interconnect the Tinker Hydro Facility. The Tinker Hydro Facility delivers its output to New Brunswick Power Corporation at this interconnection point.
(2)Dickson Dam Hydro Facility
The Dickson Dam Hydro Facility is located 20 km west of the Town of Innisfail, Alberta. The Dickson Dam Hydro Facility has a total nameplate capacity of approximately 15 MW, utilizing the infrastructure located at Dickson Dam and powered by the water flows of the Red Deer River. The Hydro Group sells all the power generated at the Dickson Dam Hydro Facility in the AESO market at market rates. Additionally, the Dickson Dam Hydro Facility generates environmental attributes that are sold into the Alberta market.
(3)Côte Ste-Catherine Hydro Facility
The Côte Ste-Catherine Hydro Facility is located on federal lands with the right to divert water on the St. Lawrence River near the Town of Côte Ste-Catherine, Quebec. The Côte Ste-Catherine Hydro Facility has a total nameplate capacity of approximately 11 MW. The Côte Ste-Catherine Hydro Facility has a PPA with Hydro-Québec under which all power generated by the facility is sold to Hydro-Québec.
(4)Long Sault Rapids Hydro Facility
The Long Sault Rapids Hydro Facility is located approximately 25 km north of Cochrane, Ontario and is situated on the Abitibi River. The facility has a total nameplate capacity of approximately 18 MW (operational capacity of 16 MW). The

Long Sault Rapids Hydro Facility is a joint venture partnership whereby the Corporation and N-R Power & Energy Corp. each hold a 50% indirect interest in the facility, with the Corporation acting as the operating partner. The Long Sault Rapids Hydro Facility has a PPA with the Ontario Electricity Financial Corporation under which all power generated by the facility is sold.
3.2.2Specialized Skill and Knowledge
The Hydro Group’s employees have extensive experience in the independent power industry. The production of energy from hydro facilities requires specialized skill and knowledge in relation to such facilities, their component parts and the various markets in which the projects are operated. The Hydro Group uses a mix of self-performance and contractor-provided services in connection with the operation and maintenance of its facilities.
3.2.3Competitive Conditions
In Canada, the generation of electricity through the exploitation of natural resources falls mainly under the jurisdiction of the provinces and territories. Consequently, the hydro industry in Canada is structured according to provincial models. In most provinces, the industry is very integrated, with the production, transportation and distribution being provided in large part by a few large and dominant public service providers.
Accordingly, the Corporation depends, in part, on long-term PPAs with provincially-owned utilities for the sale of the power generated by its hydroelectric facilities. Exposure to market mechanisms, present in deregulated electricity markets, can expose certain facilities to operating restrictions, increased downtime due to limited demand or transmission constraints and location-based pricing mechanisms.
The Hydro Group owns and operates a number of smaller scale hydroelectric generating facilities located within much broader provincial energy markets.
3.2.4Cycles and Seasonality
The Hydro Group’s operations are impacted by seasonal fluctuations and year to year variability of the available hydrology. These assets are primarily “run-of-river” and as such fluctuate with natural water flows. During the winter and summer periods, flows are generally lower, while during the spring and fall periods flows are generally higher. The ability of these assets to generate income may be impacted by changes in water availability or other material hydrologic events within a watercourse. Year to year, the level of hydrology varies, impacting the amount of power that can be generated in a year.
3.3Corporate Development Activities
The Corporation undertakes business development activities primarily in North America. Such activities may include identifying, developing, acquiring, investing in or divesting of facilities and other complementary infrastructure projects, and acquiring, or divesting of, electric, water distribution and wastewater collection and natural gas utility systems. Anticipated capital expenditure initiatives for the Regulated Services Group include rate base capital investments and select initiatives focused on the transition to green energy.
3.4Principal Revenue Sources
AQN owns, directly or indirectly, interests in electricity distribution utilities, natural gas and propane distribution utilities, water distribution and wastewater utilities and hydroelectric generation facilities.
The following provides a breakdown of the Corporation’s total revenue by percentage for the years ended December 31, 2023 and December 31, 2024, excluding revenue derived from the Corporation’s former renewable energy group (other than hydro), which was sold to LS Buyer on January 8, 2025 pursuant to the Renewables Sale:

	% of Total Revenue
	December 31, 2023	December 31, 2024
Utility electricity sales & distribution	53.89%	55.02%
Utility water distribution and wastewater treatment sales & distribution	16.6%	17.51%
Utility natural gas sales & distribution	25.84%	23.56%
Non-regulated energy sales	1.43%	1.52%
Other revenue[1]	2.24%	2.40%
1Other revenue primarily includes non-regulated ancillary services provided by the Corporation’s utilities.
For the Regulated Services Group, the following provides a breakdown of revenue by percentage for the years ended December 31, 2023 and December 31, 2024:

	% of Revenue
	December 31, 2023	December 31, 2024
Utility electricity sales & distribution	54.67%	55.87%
Utility water distribution and wastewater treatment sales & distribution	16.84%	17.78%
Utility natural gas sales & distribution	26.21%	23.92%
Other revenue[1]	2.27%	2.34%
1Other revenue includes natural gas transportation.
3.5Environmental Protection
The Corporation is subject to extensive federal, state, provincial and local laws, rules and regulations, including with regard to air and water quality, hazardous and solid waste management, storage, handling, use, transportation and/or disposal of certain materials, wastewater discharges, soil quality, discharge of pollutants, historical artifact preservation, wildlife, human health, investigation and remediation of environmental impacts, natural resources, threatened or endangered species and other environmental matters. These laws, rules and regulations require the Corporation to conduct its operations in a specified manner and, among other things, to obtain and comply with a wide variety of environmental registrations, licenses, permits, inspections and other approvals. The Corporation’s environmental policies and procedures are intended to achieve compliance with such applicable laws and regulations, and AQN’s environmental and compliance departments have responsibility for monitoring AQN and its subsidiaries’ operations. The Corporation engages in a process of updating and revising its procedures for the ongoing evaluation of its operations to identify potential environmental exposures and to enhance compliance with regulatory requirements.
Environmental protection requirements did not have a significant financial or operational effect on the Corporation’s capital expenditures, earnings and competitive position for the twelve months ended December 31, 2024.
The Corporation faces a number of environmental risks that are normal aspects of operating within the utilities and hydroelectric power generation business units which have the potential to become environmental liabilities (see “Enterprise Risk Factors – Risk Factors Relating to Operations”).
3.6Employees
As at December 31, 2024, the Corporation employed a total of 3,786 people.
3.7Foreign Operations
For the twelve months ended December 31, 2024, 82.09% of the revenue of the Regulated Services Group was generated from operations located in the United States.

3.8Economic Dependence
The Corporation does not believe it is substantially dependent on any single contractual agreement or set of related agreements.
3.9Social and Environmental Policies and Commitment to Sustainability
The Corporation is committed to advancing a sustainable energy and water future. Sustainability reflects a company’s philosophy to operate in an economically, socially and environmentally sustainable manner, while recognizing the interests of its stakeholders. The Corporation believes this philosophy creates long-term value for its investors, employees, customers, communities, business partners, governments and the environment. The Corporation has formal policies and procedures that align with its sustainability goals.
Oversight of Sustainability
The mandate of the Board states that in providing oversight of the corporate strategy, the Board will review strategic plans in light of management’s assessment of emerging trends, opportunities, the competitive environment, risk issues and significant business practices, including those relating to sustainability. The Board has delegated to its Corporate Governance Committee primary oversight of sustainability matters, including the ongoing development of the Corporation’s sustainability plan and progress on sustainability initiatives. The Corporate Governance Committee reports to the Board on such matters.
In September 2018, the Corporation adopted its first Corporate Sustainability Policy. The Corporate Sustainability Policy is aligned with the United Nations’ Sustainable Development Goals (SDGs), namely Gender Equality (SDG5), Clean Water and Sanitation (SDG6), Affordable and Clean Energy (SDG7), Decent Work and Economic Growth (SDG8), Sustainable Cities and Communities (SDG11) and Climate Action (SDG13). In 2021, the Corporation further aligned with the UN SDGs by including these four additional SDGs: Industry, Innovation and Infrastructure (SDG9), Reduced Inequalities (SDG10), Responsible Consumption and Production (SDG12), and Life on Land (SDG15).
Social Policies
The Corporation’s Code of Business Conduct and Ethics is a key component of the Corporation’s sustainability plan. All directors, officers, employees, agents and contractors are expected to adhere to the Code of Business Conduct and Ethics. The Corporation has also published a Human Rights Policy, underscoring its commitment to acting with integrity and respect for human rights.
The Corporation’s sustainability initiatives also focus on local spending, local hiring and operational efficiency. The Corporation’s commitment to people is demonstrated through its employee training, learning and development programs, organizational improvements, emergency management programs and community involvement. Policies that support the Corporation’s commitment to sustainability include its Board and Executive Diversity Policy, Diversity Equity and Inclusion in the Workplace Policy, Ethics Reporting Policy, Supplier Code of Conduct and Human Rights Policy.
Environmental, Health and Safety
The Corporation has in place safety and environmental compliance policies, standards and procedures. The Corporation’s Environmental and Health and Safety Groups are responsible for developing environmental and safety policies and procedures, identifying, assessing and managing risk, providing employee training, monitoring performance, conducting internal audits, and arranging for third party audits. In addition, the Corporation has environmental programs in place that promote energy efficiency, responsible water use, habitat conservation, greenhouse gas emissions monitoring, waste reduction, and spill prevention.
ESG Report and Climate Change Assessment Report
On December 4, 2024, the Corporation released its 2024 ESG Report, which sets out the Corporation’s sustainability strategies, initiatives, goals and performance. The 2024 ESG Report outlines the Corporation’s progress towards its environmental, social and governance goals. The 2024 ESG Report was prepared in accordance with the Global Reporting Initiative standards, and the Corporation has further enhanced its alignment to the United Nations’ Sustainable Development Goals, with goals and sub-targets that the Corporation feels align best with its business and strategy. In 2020, the Corporation formally began alignment with the Task Force on Climate-Related Financial Disclosures (“TCFD”) recommendations, and in December 2020, released its inaugural Climate Change Assessment Report in response to guidelines established by the Financial Stability Board's TCFD recommendations, including information on all four TCFD categories (governance, strategy, risk management, and metrics and targets). In 2021, the Corporation also announced its target of achieving net-zero greenhouse gas emissions across its business operations for scope 1 and scope 2 emissions by 2050.
3.10Credit Ratings
The following chart shows credit ratings issued to the Corporation and currently in effect.

	S&P3	DBRS[4]	Fitch[5]	Moody's
AQN - Issuer rating	BBB	BBB	BBB	-
AQN - Preferred Shares	P-3 (high)	Pfd-3	-	-
AQN - 2019 Subordinated Notes	BB+	-	BB+	-
AQN – Remarketed Notes	BBB-		BBB
AQN – 2022-A Subordinated Notes	BB+	-	BB+	-
AQN – 2022-B Subordinated Notes	BB+	-	BB+	-
Liberty Utilities Canada - Issuer Rating	-	BBB	-	-
Liberty Utilities Canada - Senior unsecured debt	-	BBB	-	-
Liberty Utilities - Issuer rating	BBB	-	BBB	Baa2
Liberty Utilities - Commercial Paper	A-2	-	F2	-
Liberty Utilities – Senior Unsecured Notes	BBB		BBB+	Baa2
Liberty Utilities Finance GP1 - Issuer rating[2]	BBB	BBB (high)	-	Baa2
Liberty Utilities Finance GP1 - Senior unsecured notes[2]	-	BBB (high)	BBB+	Baa2
Liberty Utilities Finance GP1 – 2.050% senior unsecured notes[2]	BBB		BBB+	Baa2
Empire - Issuer rating	BBB	-	-	Baa1
Empire - First mortgage bonds	A-	-	-	A2
Empire - Senior unsecured debt	BBB	-	-	Baa1
Empire District Bondco, LLC	AAA (sf)			Aaa (sf)
1    Credit ratings are intended to provide investors with an independent measure of the credit quality of an issuer or issue of securities. Credit ratings are not a recommendation to buy, sell or hold securities of AQN or any of its subsidiaries and do not comment as to market price or suitability for a particular investor. There can be no assurance that a rating will remain in effect for any given period of time or that the rating will not be revised or withdrawn at any time by the rating agency.
2    Issued by Liberty Utilities Finance GP1 and guaranteed by Liberty Utilities.
3    In January 2025, S&P affirmed AQN’s issuer rating of BBB/Stable following closing of the Renewables Sale.
4    In January 2025, DBRS affirmed the BBB (high) rating of Liberty Utilities Finance GP1 issuer rating and revised its outlook from Stable to Positive.
5    In August 2024, Fitch’s BBB/Stable rating of APUC was unchanged upon announcement of the Renewables Sale. Fitch affirmed APUC’s BBB/Stable rating in March 2024.

S&P
S&P rates long-term debt instruments and issuers with ratings ranging from “AAA”, which represents an extremely strong capacity of an obligor to meet its financial commitments on the obligation, to “D”, which means, in the case of an issue rating, that the obligation is in default or in breach of an imputed promise, and in the case of an issuer rating, that the obligor is in default on one of more of its financial obligations and S&P believes that the default will be a general default and that the obligor will fail to pay all or substantially all of its obligations as they come due. A rating of “A” by S&P denotes an obligation somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories; however, the obligor's capacity to meet its financial commitments on the obligation is still strong. A rating of “BBB” by S&P denotes an obligor having adequate capacity to meet its financial commitments; however, adverse economic conditions or changing circumstances are more likely to weaken the obligor's capacity to meet its financial commitments. A rating of “BB” by S&P is included amongst a range of ratings determined to have significant speculative characteristics. An obligation rated “BB” is less vulnerable to nonpayment than other speculative issues; however, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions that could lead to the obligor having inadequate capacity to meet its financial commitments. S&P ratings from “AA” to “CCC” may be modified by the addition of a plus “+” or minus “-” sign to show relative standing within the major rating categories. The absence of either a plus “+” or minus “-” sign indicates that the rating is in the middle of the category.
S&P rates short-term debt instruments and issuers with ratings ranging from “A-1”, which represents a strong capacity of an obligor to meet its financial commitment, to “D”, which means that the obligor is in default or in breach of an imputed promise. A rating of “A-2” by S&P denotes an obligation somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories; however, the obligor's capacity to meet its financial commitments on the obligation is still satisfactory.
S&P’s Canadian preferred share rating scale serves the Canadian financial markets by expressing preferred share ratings in terms of rating symbols that have been actively used in the Canadian market over a number of years. A S&P preferred share rating on the Canadian preferred share rating scale is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific preferred share obligation issued in the Canadian market, relative to preferred shares issued by other issuers in the Canadian market. There is a direct correspondence between the specific ratings assigned on the Canadian preferred share scale and the various rating levels on S&P’s global preferred share rating scale. S&P’s Canadian preferred share rating scale ranges from “P-1”, which represents a very strong capacity of an obligor to meet its financial commitments, to “D”, which represents a general default and that the obligor that will fail to pay all or substantially all of its obligations as they become due. A preferred share rating of “P-3 (high)” is equivalent to a rating of “BB+” on S&P’s global scale (which is discussed above). Ratings from “P-1” to “P-5” may be modified by “high” and “low” grades which indicate relative standing within the major rating categories.
DBRS
DBRS rates debt instruments and issuers with ratings ranging from “AAA”, which represents debt instruments and issuers of the highest credit quality, to “D”, which represents debt instruments for which an issuer has filed under any applicable bankruptcy, insolvency or winding up statute or for which there is a failure to satisfy an obligation after the exhaustion of grace periods. A rating of “BBB” by DBRS denotes an obligor having adequate credit quality; the capacity for the payment of financial obligations is considered acceptable although it may be vulnerable to future events. All rating categories other than “AAA” and “D” also contain subcategories "(high)" and "(low)". The absence of either a “(high)” or “(low)” designation indicates that the rating is in the middle of the category.
The DBRS preferred share rating scale ranges from “Pfd-1”, which represents a superior credit quality, supported by entities with strong earnings and balance sheet characteristics, to “D”, which represents that an issuer has filed under any applicable bankruptcy, insolvency or winding up statute or is in default per the legal documents. Preferred shares rated “Pfd-3” are of adequate credit quality. While protection of dividends and principal is still considered acceptable, the issuing entity is more susceptible to adverse changes in financial and economic conditions, and there may be other adverse conditions present which detract from debt protection. Each rating category may be denoted by the subcategories “high” and “low”. The absence of either a “high” or “low” designation indicates the rating is in the middle of the category.
Fitch
Fitch rates long-term debt instruments and issuers with ratings ranging from “AAA”, which represents the highest credit quality and denotes the lowest expectation of default risk, to, in the case of rating for the debt instruments themselves, “C” which indicates exceptionally high levels of credit risk, or, in the case of issuer ratings, “D”, which indicates an issuer that in Fitch’s opinion has entered into bankruptcy filings, administration, receivership, liquidation or other formal winding-up procedure or that has otherwise ceased business and debt is still outstanding. A rating of “BBB” by Fitch indicates that expectations of default risk are currently low. The capacity for payment of financial commitments is considered adequate, but adverse business or economic conditions are more likely to impair this capacity. A rating of “BB” by Fitch indicates an elevated vulnerability to credit risk, particularly in the event of adverse changes in business or economic conditions over time; however, business or financial alternatives may be available to allow financial commitments to be met. Ratings from “AA” to “CCC” may be modified by the addition of a plus “+” or minus “-” sign to show relative standing within the major rating categories.
Fitch rates short-term debt instruments and issuers with ratings ranging from “F1”, which represents the highest short-term credit quality and indicates the strongest intrinsic capacity for timely payment of financial commitments, to “D”, which indicates a broad-based default event for an entity or the default of a short-term obligation. A rating of “F2” by Fitch indicates good intrinsic capacity for timely payment of financial commitments. Ratings of “F1” may be modified by the addition of a plus “+” to denote any exceptionally strong credit feature.
Moody’s
Moody’s rates long-term debt instruments and issuers with ratings ranging from “Aaa”, which represents obligations judged to be of the highest quality, subject to the lowest level of credit risk, to “C”, which represents an obligation typically in default, with little prospect for recovery of principal or interest. A rating of “A” by Moody’s denotes obligations judged to be upper-medium grade and subject to low credit risk, while a rating of “Baa” by Moody’s denotes obligations judged to be medium-grade and subject to moderate credit risk and as such may possess certain speculative characteristics. Moody’s appends numerical modifiers 1, 2 and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.
Short-term obligations and issuers thereof may carry a rating ranging from Prime-1 or “P-1”, which represents an issuer’s superior ability to repay short-term debt obligations, to “Prime-3” or “P-3”, which represents an issuer’s acceptable ability to repay short-term obligations. Issuers may also be rated “Not Prime” or “NP”, which represents that an issuer does not fall within any of the Prime rating categories.
The Corporation has made, or will make, payments to each of S&P, DBRS, Fitch and Moody’s in connection with the assignment of ratings to both the Corporation and its securities. In addition, the Corporation has made customary payments in respect of certain subscription services provided to the Corporation by S&P and Fitch during the last two years.
4.ENTERPRISE RISK FACTORS
The Corporation is subject to a number of risks and uncertainties, certain of which are described in more detail below. The actual effect of any event on the Corporation’s business could be materially different from what is anticipated or described below. The description of risks below does not include all possible risks. See the Corporation’s MD&A for the year ended December 31, 2024 for additional risks that it faces.
4.1Risk Factors Relating to Operations
The Corporation’s operations involve numerous risks which, if they materialize, could disrupt or adversely affect its business, results of operations, financial position and cash flows.
The Corporation’s ability to safely and reliably operate, maintain, construct and decommission (as applicable) its utility systems, power generation facilities and other assets involve a variety of risks customary to the utilities and power sectors, many of which are beyond the Corporation’s control, including those that arise from:
•the performance of newly developed technologies;
•loss of key personnel;
•employee performance/workforce effectiveness;
•severe weather conditions and natural disasters;
•environmental contamination/wildlife impacts;
•acts by third parties, including cyber-attacks, criminal acts, physical security breaches, information security breaches, vandalism, war and acts of terrorism;
•casualty or other significant events such as fires, explosions, security breaches or drinking water contamination;
•workplace and public safety events;
•lower-than-expected levels of efficiency or operational performance;
•critical equipment breakdown or failure;

•supply chain disruptions;
•global climate change and changes in climate-related regulations and policies;
•increased competition;
•commodity supply and transmission constraints or interruptions;
•infectious diseases, pandemics and similar public health threats;
•increased labour costs or labour disputes;
•improper, illegal or erroneous acts of employees, contractors, vendors or other third parties;
•demand (including seasonality);
•loss of key customers;
•reduction in the price received for goods/services;
•reliance on transmission systems and facilities operated by third parties;
•land use rights/access;
•the reduction, elimination or expiration of beneficial government subsidies, credits, grants or incentives;
•projects with a limited operating history;
•opposition by external stakeholders, including local groups, communities and landowners;
•general economic and capital market conditions, including interest rates, commodity price fluctuations and inflation;
•the availability of, and pricing for, alternative power or fuel sources;
•obligations to serve utility customers within its certificated service territories;
•the Corporation’s reliance on subsidiaries; and
•the Corporation’s reliance on contract counterparties.
These and other operating events and conditions could result in service and operational disruptions and may reduce the Corporation’s revenues, increase costs or both and may materially affect the Corporation’s customers and other third parties or the Corporation’s business, results of operations, financial position, valuation and cash flows, particularly if a situation is not resolved in a timely manner or the financial impacts of restoration are not alleviated through insurance policies or regulated rate recovery.
Risks related to technology systems, including the upgrading of certain technology infrastructure systems by the Corporation, could adversely affect the Corporation’s operations, financial condition, cash flows and results of operations.
The Corporation relies upon various information and operational technology infrastructure systems to carry out its business processes and operations. This subjects the Corporation to inherent costs and risks associated with maintaining, upgrading, replacing and changing information and operational technology systems. This includes impairment of its technology systems, potential disruption of operations, business process and internal control systems, substantial capital expenditures, demands on management time and other risks of delays, and difficulties in upgrading, transitioning and integrating technology systems.
The Corporation and certain of its subsidiaries have completed the implementation of an integrated customer solution platform, which includes customer billing, enterprise resource planning systems and asset management systems. Transitioning operations to these new technology systems, or deficiencies in the design or implementation of these systems, could adversely affect the Corporation’s operations, including its ability to monitor its business, pay its suppliers, bill its customers, and record and report financial information accurately and on a timely basis; lead to higher than expected costs; lead to increased regulatory scrutiny or adverse regulatory consequences; or result in the failure to achieve the expected benefits. As a result, the Corporation’s operations, financial condition, cash flows and results of operations could be adversely affected.
The Corporation and its facilities, projects, operations and personnel are exposed to the effects of severe weather, natural disasters, diseases, pandemics acts of war, piracy and terrorism or other physical attacks, and other catastrophic and force majeure events beyond the Corporation’s control, and such events could result in a material adverse effect on the Corporation.
The Corporation’s facilities and operations are exposed to potential interruption and damage, and partial or full loss, resulting from environmental disasters, seismic activity, equipment failures, severe weather, natural and man-made disasters, diseases, pandemics, and other catastrophic and force majeure events. In the event of an earthquake, hurricane, tornado, fire, flood, ice storm, snow events, tsunami, typhoon, atmospheric river, geomagnetic storm, thunderstorm, electromagnetic pulse, terrorist attack, acts of war, piracy attack, geopolitical conflict or other natural, man-made or technical catastrophe, all or some parts of the Corporation’s generation facilities and infrastructure systems may be disrupted and project development or construction delays or injuries may occur. The occurrence of any such event may not release the Corporation from performing its obligations pursuant to Offtake Contracts or other agreements with third parties. The occurrence of a significant event which disrupts the ability of the Corporation to provide utility services, or for its power generation assets to produce or sell power for an extended period, including events which preclude existing customers under Offtake Contracts from purchasing electricity, could have a material negative impact on the Corporation’s business. In addition, certain of the Corporation’s utilities operate in remote and/or mountainous terrain, including islands, where the Corporation’s facilities are at increased risk of loss or damage from fires, floods, washouts, landslides, earthquakes, hurricanes, tornadoes, avalanches and other acts of nature.
Wildfires have occurred, and may in the future occur, within the Corporation’s service territories, including, without limitation, in California and other parts of the United States in which the Corporation operates, such as the Mountain View fire that occurred on November 17, 2020 within the CalPeco Electric System’s service territory in California. Due to the dense vegetation and dry brush that characterize much of the CalPeco Electric System’s landscape, the Lake Tahoe basin and surrounding forested areas have been designated either “Tier 2” (Elevated) or “Tier 3” (Extreme) fire risk areas by the State of California’s High Fire Threat District Map.
Fires may arise from equipment breakdown or failure, trees falling on and lightning strikes to, distribution lines or equipment, and other causes. If it is accused or found to be responsible for such a fire (regardless of whether it is at fault or negligent) or does not have sufficient water available to respond to a fire in its water distribution utility service territory, the Corporation could suffer costs, losses and damages, all or some of which may not be recoverable through insurance, legal, regulatory cost recovery or other processes and could materially affect the Corporation’s business, results of operations and cash flows, including its reputation with customers, regulators, governments and financial markets. Resulting costs and impacts from fires could include impairment of utility assets, fire suppression costs, fines, regeneration, timber value, asset replacement costs, inverse condemnation, personal injury and property damage costs, increased insurance costs, costs resulting from the inability to obtain insurance and costs arising from damages and losses incurred by third parties, including consequential or punitive damages.
Further, a physical attack or physical security intrusion on the Corporation’s transmission, distribution or generation assets could lead to damage, theft, vandalism, harm to employees and/or the release of critical operating information, which could adversely affect the Corporation’s operations or adversely impact its reputation. Such events could also result in significant costs, fines and litigation. Strategic targets, such as energy and water assets, may be at greater risk of attack than other targets. Uncertainty surrounding continued hostilities or sustained military campaigns may affect operations of the Corporation in unpredictable ways, including disruptions of supplies and markets for products of the Corporation, and the possibility that the Corporation’s operations or facilities could be direct targets of, or indirect casualties of, an act of terror or other physical attack. The effects of hostilities, military campaigns, or terrorist attacks could include disruption to the Corporation’s transmission, distribution and generation systems or to the electrical grid in general and could result in a decline in the general economy and have a material adverse effect on the Corporation.
Security breaches, criminal activity, theft, cyber-attacks and other threats or incidents relating to the Corporation’s information security could directly or indirectly interfere with the Corporation’s operations, could expose the Corporation or its customers or employees to risk of loss, and could expose the Corporation to liability, regulatory penalties, reputational damage and other harm to its business.
The Corporation relies upon its own and third-party information and operational technology networks, systems and devices to process, transmit and store electronic information, and to manage and support a variety of business processes and activities and safely operate its assets. The Corporation also uses its and third-party information technology systems to record, process and summarize financial information and results of operations for internal reporting purposes and to comply with financial reporting, legal and tax requirements. The Corporation’s and certain of its third-party vendors’ technology networks, systems and devices collect and store sensitive data, including system operating information and proprietary business information belonging to the Corporation and third parties, as well as personal information belonging to the Corporation’s customers, employees, and other stakeholders. As the Corporation operates critical infrastructure, it may be at an increased risk of cyber-attacks or other security threats by third parties. The Corporation’s, its third-party vendors’ or other counterparties’ technology systems and technology networks, devices and infrastructure may be vulnerable to damage, disruptions or shutdowns due to attacks by hackers or breaches due to employee error or malfeasance, disruptions during software or hardware upgrades, telecommunication failures, theft, politically-driven attacks (including as a result of geopolitical tension, and any associated sanctions imposed or actions taken by the United States, Canada or other countries or retaliatory measures by nation states or other actors), acts of war or terrorism, natural disasters or other similar events. In addition, certain sensitive information and data may be stored by the Corporation on physical devices, in physical files and records on its premises or transmitted to the Corporation verbally, subjecting such information and data to a risk of loss, theft, release and misuse. Methods used to attack critical assets could include social engineering and general purpose or industry-specific malware or ransomware delivered via network transfer, removable media, viruses, attachments, or links in e-mails. The methods used by attackers are continuously evolving and can be difficult to predict and detect. The occurrence of any of these events could negatively impact the Corporation’s operations, power generation facilities and utility distribution and transmission systems; could cause services disruptions or system failures; could adversely affect safety; could expose the Corporation, its customers or its employees to a risk of loss or misuse of information; could affect the ability to earn or collect revenue or correctly record, process and report financial information; and could result in increased costs, legal claims or proceedings, liability or regulatory penalties against the Corporation, damage the Corporation’s reputation or otherwise harm the Corporation’s business.
The long-term impact of cyber-attacks and the magnitude of the threat of future cyber-attacks on the utility and power generation industries in general, and on the Corporation in particular, cannot be known. Increased security measures to be taken by the Corporation as a precaution against possible cyber-attacks may result in increased costs to the Corporation. The Corporation must also comply with data privacy laws in each of the jurisdictions in which it operates. Certain data privacy laws and other cybersecurity regulations have expanded in recent years, leading to increased compliance obligations, and fines for breaches of such laws and regulations have increased. The Corporation may incur additional costs and require significant internal and external resources to maintain compliance, or may face significant financial penalties, in the event of a breach.
In general, the severity, volume and sophistication of targeted cyber-attacks are increasing by various actors, including state-sponsored attackers. The Corporation cannot accurately assess the probability that a security breach may occur or accurately quantify the potential impact of such an event. The Corporation provides no assurance that it will be able to identify, protect against and remedy all cybersecurity, physical security or system vulnerabilities or that unauthorized access or errors will be identified and remedied. Should a breach occur, the Corporation may suffer costs, losses and damages, all or some of which may not be recoverable through insurance, legal, regulatory, or other processes, and could materially adversely affect the Corporation’s business and results of operations including its reputation with customers, regulators, governments and financial markets. Resulting costs could include, among others, response, recovery (including ransom costs) and remediation costs, increased protection or insurance costs, and costs arising from damages and losses incurred by third parties.
The loss of key personnel, the inability to hire and retain qualified employees, and labour disruptions could adversely affect the Corporation’s business, financial position and results of operations.
The Corporation’s operations depend on the continued efforts of its employees. Attracting and retaining key employees, including employees required for critical functions, and maintaining the ability to attract new skilled employees is important to the Corporation’s operational and financial performance. The Corporation cannot guarantee that any member of its management or any one of its key employees will continue to serve in any capacity for any particular period of time or that any leadership transitions will be successful. In particular, the Corporation is currently in the midst of a search for a permanent CFO and recently announced the appointment of a new CEO and Interim CFO. This period of change may lead to uncertainties and disruptions to the Corporation’s operations as well as its strategic planning and financial reporting processes. Additionally, the process of recruiting and integrating new members of the Corporation’s management team can be time consuming and may divert management's attention from other aspects of the Corporation’s business. There can also be no assurance that the Corporation will be able to attract and retain a permanent replacement for any of its executives, including the CFO, in a timely manner. Given the aforementioned management transitions, coupled with the Corporation’s ongoing transition to a pure-play utility, current and prospective employees of the Corporation may experience uncertainty about the Corporation’s strategic direction, prospects and their future roles, which may adversely affect the ability of the Corporation to attract, retain and motivate key personnel. If key employees depart, the Corporation may incur significant costs in identifying, hiring, and retaining replacements for departing employees, which could have a material adverse effect on the Corporation’s business operations and financial results.
Certain events or conditions, such as competition with other potential employers, an aging workforce, epidemic, pandemic or similar public health emergency, lack of diversity, mismatch of skill set or complement to future needs or unavailability of contract resources may lead to operating challenges, labour disruption, increased risk of liability and increased costs. The challenges the Corporation might face as a result of such risks include a lack of resources, an increase in safety risks, potential negative impacts to diversity, equity and inclusion efforts, losses to its knowledge base and the time required to develop new workers’ skills. In any such case, costs, including costs for contractors to replace employees, productivity costs and safety costs may rise. If the Corporation is unable to successfully attract and retain an appropriately qualified workforce, its financial position or results of operations could be negatively affected.
The maintenance of a productive and efficient labour environment without disruptions cannot be assured. In the event of a strike, work stoppage or other form of labour disruption, the Corporation would be responsible for procuring replacement labour and could experience disruptions in its operations and incur additional expense. Further, an increase in the number of collective bargaining agreements or the inability to maintain or negotiate future agreements on acceptable terms could impact the Corporation’s reputation or result in work disruptions or higher labour costs for which regulators may not allow full recovery in customer rates.
The Corporation may experience critical equipment breakdown or failure, safety events or other operating events, which could have a material adverse effect on the Corporation’s business, financial condition, results of operations and reputation.
The Corporation’s facilities are subject to the risk of critical equipment breakdown or failure, safety shutdowns and lower-than-expected levels of efficiency or operational performance due to the deterioration of assets from use or age, design flaws and modification requests from original equipment manufacturers and/or service providers or errors in the operation or maintenance of these facilities, among other risks. These and other safety and operating events and conditions could result in bodily injury or death, property damage, the release of hazardous substances or other impacts to the environment, increased capital expenditures, reduced production and service disruptions and, to the extent that a facility’s equipment requires longer than forecasted down times for maintenance and repair, or suffers disruptions of power generation, distribution or transmission for other reasons, the Corporation’s business, operating results, financial condition, reputation or prospects could be adversely affected. In addition, a portion of the Corporation’s infrastructure is located in remote areas, which may make access to perform maintenance and repairs difficult if such assets become damaged.
Such events could, among other things, potentially result in dam failures or drowning incidents that could impact the Corporation’s hydroelectric facilities, and result in a loss of generating capacity, damage to the environment or damage and harm to third parties or the public, including as a result of the flow of large amounts of water causing flooding upstream or downriver. There are inherent hazards and operational risks in electric generation and distribution and natural gas distribution and transmission activities, such as electric contact, fires, leaks, explosions and mechanical problems that could cause the loss of human life, significant damage to property, environmental pollution and operational disruptions or impairment. Water and wastewater distribution systems operate under pressurized conditions within pressure ranges approved by regulators. Should a water distribution network become compromised or damaged, the resulting release of pressure could result in serious injury or death to individuals or damage to property. In addition, contamination of water or equipment in a drinking water distribution system could result in severe injury, illness or death to those who consume the impacted water. During periods of high rainfall, certain sewage networks may become saturated, including Suralis’, which may result in mixed waters flowing onto the public roads and/or activating emergency spillways, and by operating at an increased or maximum capacity, the sewage system may be subject to increased deterioration over time.
The Corporation is subject to risks associated with aging infrastructure. These risks can be driven by threats such as, but not limited to, electrical faults, mechanical failure, internal corrosion, external corrosion, ground movement and stress corrosion and/or cracking. The age of these assets may result in a need for replacement, higher maintenance costs or unscheduled outages, despite efforts by the Corporation to properly maintain or upgrade these assets through inspection, scheduled maintenance and capital investment. In addition, the nature of the information available on aging infrastructure assets, which in some cases may be incomplete, may pose challenges to the operation of the infrastructure, inspections, maintenance, upgrading and replacement of the assets.
The Corporation’s generation, distribution and transmission assets may be negatively impacted by changes in general economic, credit, social and market conditions.
The Corporation’s generation, distribution and transmission assets are affected by energy and water demand, sales and operating costs, among other things, in the jurisdictions in which they operate. Demand, sales, and operating costs may change as a result of, among other things, fluctuations in general economic conditions, energy and commodity prices, inflation, interest rates, employment levels, personal disposable income, customer preferences, advancements in new technologies, population or demographic changes and housing starts. Significantly reduced energy or water demand in the Corporation’s service territories could reduce capital spending forecasts, and specifically capital spending related to new customer growth. A reduction in capital spending could, in turn, affect the Corporation’s rate base and earnings growth. A downturn in economic conditions may have an adverse effect on the Corporation’s results of operations, financial condition, and cash flows despite regulatory measures, where applicable, available to compensate for some or all of the reduced demand and increased costs, and which recovery, if any, may lag costs incurred by the Corporation. In addition, an extended decline in economic conditions could make it more difficult for customers to pay for the utility services they consume, thereby affecting the aging and collection of the utilities’ trade receivables.
The Corporation is subject to the risks associated with climate change and weather, as well as government and societal responses to respond thereto, that may result in a material adverse effect on the Corporation.
The Corporation is subject to risks that arise or may arise from the impacts of climate change that may result in a material adverse effect on the Corporation. In addition to the physical and operational risks to the Corporation’s facilities and operations from climate change, the Corporation is subject to the transitional, reputational and litigation risks associated with climate change, including increasing regulations and increasing public concern about climate change and growing support for reducing carbon emissions. City, state, provincial, federal and local governments have been setting policies and enacting laws and regulations to deal with climate change impacts in a variety of ways, including de-carbonization initiatives and promotion of cleaner energy and renewable energy generation of electricity. Insurance companies are also evaluating the impacts of climate change which may result in fewer insurers, more restrictive coverage and increased premiums. Additionally, even if the Corporation undertakes projects aimed at addressing climate change, it may not receive rate recovery of expenditures on such projects.
Weather and Physical Risks
Climate change is predicted to increase the frequency and intensity of weather events and related impacts such as storms, wildfires, ice storms, tornadoes, hurricanes, cyclones, heavy rainfall, heavy snowfall, extreme winds, changes in water availability and quality, flooding, sea level rise, storm surge and other changing weather patterns. To the extent the frequency and intensity of extreme weather events and storms increase as a result of climate change, the Corporation may face higher capital and maintenance costs, increased service delivery expenses, and challenges related to the availability and rising costs of insurance related to such impacts.
Climate change, including extreme weather events, creates a risk of physical damage to the Corporation’s assets, which may negatively impact the Corporation’s ability to reliably provide services and production. High winds can increase the risk of wildfires, damage infrastructure, and cause widespread damage to transmission and distribution systems. Increased frequency and severity of weather events increases the likelihood that the duration of power outages and energy, fuel and water supply disruptions could increase. With respect to the Corporation’s wind facilities, ice accumulation on turbine blades during cold weather events can have a significant impact on energy yields and could result in down-time. Increased rainfall or severe flooding could adversely affect the operations of the Corporation’s hydroelectric generating facilities as well as impact the Corporation’s water systems. Similarly, rising sea levels and stronger storm surges from more intense hurricanes could cause greater damage to facilities located near coasts or on islands. Additionally, extreme weather conditions may increase the cost of maintaining the Corporation’s systems, and can contribute to increased system stress, including service interruptions. Weather conditions outside of the Corporation’s service territory could also have an impact on revenues as the Corporation buys and sells electricity depending upon its needs and market opportunities. Extreme weather conditions driving high energy demand on the Corporation’s own and/or other systems and facilities could lead to higher market electricity prices or unavailability of electricity or gas. Prices of natural gas, which is necessary for the production of the Corporation’s electricity, may also rise. Such climate change risks may also impact third parties on which the Corporation relies, such as suppliers and services providers, resulting in delays and increased costs for goods or services.
Climate change is also characterized by increases in global air temperatures, which may increase the frequency and severity of wildfires, including within the Corporation’s service territories. Higher air temperatures could also result in decreased efficiencies over time of both generation and transmission facilities. Additionally, changes in precipitation patterns due to climate change, such as droughts, could also increase the risk of wildfire. If it is found to be responsible for such a fire, or has inadequate water resources to respond to one, the Corporation could suffer costs, losses and damages, all or some of which may not be recoverable through insurance, legal or regulatory cost recovery or other means and could materially affect the Corporation’s business, results of operations and cash flows, while also damaging its reputation with customers, regulators, governments and financial markets.

Generation and Customer Consumption Risks
The Corporation operates hydroelectric generation and water distribution businesses in certain of its markets. Such businesses depend on availability of water. Changes in precipitation patterns, water table levels, groundwater availability, water temperatures and ambient air temperatures could adversely affect the availability of water and consequently the output from such facilities. In addition, changes in intensity of wind resources due to climate change could impact the Corporation’s wind generation facilities and increased seasonal irradiance variance caused by climate change could impact the Corporation’s solar generation facilities.
Customers’ energy needs vary significantly in response to weather conditions, primarily temperature and humidity. For residential customers, heating and cooling represent their largest energy use. To the extent weather conditions are affected by climate change, customers’ energy use could increase or decrease depending on the duration and magnitude of the changes, which may adversely affect the Corporation’s business, results of operations and cash flows. Further, shifts in attitudes towards mitigating climate change may also lead to reduced energy and water consumption among the Corporation’s customers.
Moreover, to the extent climate change negatively impacts a region’s economic health, it may also negatively impact the Corporation’s revenues as the Corporation’s financial performance depends in part on the health of the regional economies that it serves.
Reputational Risks
The Renewables Sale and/or the Corporation’s failure, or perceived failure, to address issues related to climate change or to achieve greenhouse gas emission reductions and other sustainability goals may affect the Corporation’s reputation with stakeholders, its ability to operate and grow, its access to, and cost of, capital or insurance, the confidence of investors and customers who may seek more sustainable products and services, and the ability to recruit and retain employees.
In particular, with increased public scrutiny of the energy industry related to climate change and reducing environmental impact, the power and utilities industry is exposed to the risk of activism related to the processing, transportation and distribution of natural gas, even where such activities are conducted in compliance with applicable laws. Activism, including protests, demonstrations or blockades, could result in temporary disruptions to the Corporation’s operations. Furthermore, activism may impact the Corporation’s ability to obtain or maintain permits and regulatory approvals or negatively impact the anticipated timing and costs associated with capital projects. Conversely, the Corporation’s commitment to environmental and sustainability matters may affect the Corporation’s reputation with pro-fossil fuel governments and stakeholders, potentially impacting its ability to operate, obtain capital, grow, carry out its strategic plans or recover certain investments.
Regulatory Risks
Changing carbon-related costs, policy and regulatory changes and shifts in supply and demand factors could lead to higher costs or limited availability of essential products and services required for the Corporation’s operations. This could lead to supply shortages, delivery delays, and the need to source alternate products and services.
Government and regulatory initiatives, including greenhouse gas emissions standards and targets, air quality regulations, and water conservation programs are being proposed and adopted in many jurisdictions in response to climate change. In some jurisdictions, government policies include carbon pricing, emissions limits, electrification initiatives (such as converting natural gas loads) and cap-and-trade mechanisms. Over the medium and longer terms, these measures could potentially lead to a significant portion of hydrocarbon infrastructure assets being subject to additional regulation and limitations in respect of greenhouse gas emissions and operations. Early closure of the Corporation’s owned and jointly owned gas distribution infrastructure and electric generating facilities due to environmental risks, litigation or public policy changes could have a material adverse impact on the Corporation’s results of operations and liquidity. Conversely, government and regulatory initiatives designed to support the fossil-fuel industry could hinder the Corporation’s ability to pursue and implement its strategic initiatives or otherwise impact the Corporation’s operations or ability to obtain financing, which could have a material adverse impact on the Corporation’s results of operations or liquidity.
Additionally, the Corporation may become subject to emerging mandatory or voluntary climate-related reporting requirements which may entail significant investments in data collection, monitoring, reporting and verification processes, including in respect of data generated by third parties, and high-quality data may not always be available. The direct or indirect cost of compliance with these climate-related reporting requirements, the inability to meet future regulatory reporting requirements, unexpected changes in reporting requirements and methodologies, the inability to collect comprehensive and high-quality data or the current and future expectations of stakeholders with respect to such matters, including investors, may adversely affect the Corporation’s reputation, financial condition, ability to obtain regulatory permits or approvals and raise capital.
Compliance and other Costs
The Corporation may be required to comply with existing or new climate-related and environmental legislative and regulatory requirements and may be subject to other pressures related to emission reduction, including its own targets. Such legislative and regulatory initiatives, along with other external pressures, could adversely affect the Corporation’s operations and financial performance over time. Depending on the regulatory response to government legislation and regulations, the Corporation may be exposed to the risk of reduced cost recovery through rates or “regulatory lag” in its Regulated Services Group in respect of such compliance costs, or may be required to take other actions in the case where costs may not be fully recoverable, or at all.
Litigation and Activism Risk
The Corporation could face litigation or regulatory action related to climate change, including claims related to environmental harm from carbon emissions or impacts from the Corporation’s facilities, damage caused to customers or other third parties by the Corporation’s utility systems as a result of weather and/or climate change, or inaccurate or inadequate public disclosure with respect to climate change or other environmental, social and governance (ESG) matters. The Corporation may also face shareholder proposals or activism focused on ESG issues that may detract management’s attention from the Corporation’s day to day operations, affect public perceptions of the Corporation, and lead to increased costs in addressing such matters.
The Corporation’s revenues and results of operations are affected by seasonal fluctuations and year to year variability in weather conditions and natural resource availability.
The Corporation is subject to risks associated with seasonal fluctuations and year to year variability in weather conditions and natural resource availability, which affect the availability of water to be distributed by the Regulated Services Group, the demand for the utility services of the Regulated Services Group and the quantity of electric power generated by the Corporation. The Corporation’s operations are also sensitive to long-term weather variations, including as a result of climate change.
The Regulated Services Group’s water distribution operations depend on an adequate supply of water to meet present and future demands of customers. Drought conditions could interfere with sources of water supply used by the utilities and affect their ability to supply water in sufficient quantities to existing and future customers. An interruption in the water supply could have an adverse effect on the results of operations of these utilities. Demand for electricity, water and natural gas from the Regulated Services Group’s utility distribution systems is affected by weather conditions and temperature. Demand for water may decrease if there is above normal rainfall or rainfall is more frequent than normal, or if government restrictions are imposed on water usage during drought conditions.
Demand for electricity and natural gas are also subject to significant seasonal variation, year-to-year variations and changes in weather patterns, including as a result of climate change. Demand for electricity is typically greater in the summer and winter months associated with cooling and heating, respectively. Demand for natural gas depends heavily upon winter-weather patterns throughout the Corporation’s service territory and a significant amount of natural gas revenues are recognized in the first and fourth quarters related to the heating season. Accordingly, the Corporation’s utilities have historically generated lower revenues, income and cash flows when weather conditions are cooler than normal in the summer and warmer than normal in the winter. Unusually mild summers and winters, therefore, could have an adverse effect on the Corporation’s financial operating results, including earnings, cash flow and liquidity. Please see “Description of the Business – Regulated Services Group – Cycles and Seasonality” for a description and discussion of these risks.
Energy conservation, energy efficiency, distributed generation, community choice aggregation, deregulation, technology, regulatory policies and other factors that reduce energy and water demand could adversely affect the Corporation’s business, financial condition and results of operations.
Initiatives designed to reduce greenhouse gas emissions and control or limit the effects of climate change have resulted in incentives and programs to increase energy efficiency and reduce water and energy consumption, including efforts to reduce the availability and reliance on natural gas. There may also be efforts to move to deregulation in certain of the markets in which the Regulated Services Group operates, which could adversely affect the Corporation’s business, financial condition and results of operations.

Significant technological advancements are taking place in the generation and utility industry, including advancements related to self-generation and distributed energy technologies such as fuel cells, micro turbines, battery storage, wind turbines, solar panels and technologies related to lower energy, natural gas and water use. Adoption of these and other technologies may increase as a result of government subsidies or policies, improving economics and changing customer preferences. Increased adoption of these practices, requirements and technologies could reduce demand for utility-scale electricity generation and electric, water, and natural gas distribution, and as a result, the Corporation’s business, financial condition and results of operations could be adversely affected.
The Corporation may also invest in and use newly developed, less proven, technologies or generation methods in its development and construction projects or in maintaining or enhancing its existing operations and assets. There is no guarantee that such new technologies will perform as anticipated. The failure of a new technology or generation method to perform as anticipated may adversely affect the profitability of a particular development project or existing operations and assets.
Disruption, delays and excess costs in the Corporation’s supply chain may have a material adverse effect on the Corporation’s business, results of operations, financial condition and cash flows.
The Corporation’s ability to operate effectively is partially dependent upon access to, and the provision of, equipment, materials and services in a timely manner. Loss or delay of key equipment, materials or service suppliers, or the provision of key equipment, materials and services at higher than expected or budgeted costs could affect the Corporation’s operations, timing of execution, viability and profitability of capital projects, or otherwise adversely impact the Corporation’s financial condition. Such losses, delays or increased costs could result from events such as, but not limited to, changes in laws, regulations, industry standards, inflation, tariffs and other barriers to international trade, geopolitical tension, transportation delays, equipment failure, defects or quality issues, delays in approvals, customs issues, disease, pandemics or other public health threats. Further, cybersecurity incidents in the Corporation’s supply chain or cyber attacks originating from the Corporation’s supply chain may further result in disruption of services and other business operations which could have a material adverse effect on the Corporation’s business, results of operations, financial condition, and cash flows.
The Corporation historically has entered, and may in the future, enter into long‐term derivative contracts to reduce the risk of fluctuations in electricity prices, which contracts could give rise to performance and financial risks and could result in significant costs to the Corporation.
Any requirement for the Corporation to post letters of credit or other margin cash collateral under any of its derivative instruments or similar instruments could have a material adverse effect on the Corporation’s business, financial condition and results of operations. These risks may be increased during periods of adverse market or economic conditions. Additionally, the Corporation is unable to assure that these derivative instruments will be effective to protect against material adverse effects on the Corporation’s business, financial condition and results of operations.
The Corporation’s facilities rely on national and regional transmission systems and other commodity transportation facilities that are owned and operated by third parties and have both regulatory and physical constraints that could impede access to electricity markets or other commodity markets.
Certain of the Corporation’s facilities depend on electric transmission systems and related facilities owned and operated by third parties to deliver the electricity the Corporation generates to delivery points where ownership changes and the Corporation is paid. These grids operate with both regulatory and physical constraints which in certain circumstances may impede access to electricity markets.
Additionally, there may be instances following system studies, in system emergencies, chronic weather events, system mismanagement or other system issues in which the Corporation’s power generation facilities are physically disconnected from the power grid, or their production curtailed, for periods of time.
Moreover, the power generation facilities of the Corporation may be subject to changes in regulations governing the cost and characteristics of use of the transmission and distribution systems to which its power generation facilities are connected. In the future, these power generation facilities may not be able to secure access to interconnection or transmission capacity at reasonable prices, in a timely fashion or at all, which could then cause delays and additional costs in attempting to negotiate or renegotiate Offtake Contracts or other contracts with third parties, obtain/maintain permits or operate existing projects.
Certain of the Corporation’s subsidiaries depend upon natural gas and other commodity transportation facilities, many of which they do not own. Occurrences affecting the operation of these facilities may be beyond the control of the

Corporation’s subsidiaries (such as severe weather, a pipeline rupture, compressor failure or cybersecurity or physical events rendering pipeline facilities unavailable) and may limit or halt their ability to sell and deliver natural gas or other commodities and generate electricity, which could materially adversely impact the Corporation’s business, financial condition and results of operations.
The Corporation does not own the land on which certain its projects and facilities are located and its use and enjoyment of real property rights for its projects and facilities may be adversely affected by the rights of lienholders and leaseholders, which could have a material adverse effect on its business, results of operations, financial condition and cash flows.
The Corporation does not own the land on which certain of its projects and facilities are located. A number of the Corporation’s projects and facilities are located on land occupied under long-term easements, leases, and rights of way. The ownership interests in the land subject to these easements, leases and rights of way may be subject to mortgages securing loans or other liens and other easements, lease rights and rights of way of third parties that were created previously. As a result, some of the rights held by the Corporation under such easements, leases or rights of way may be subject to the rights of these third parties, and the rights of the Corporation to use the land on which its projects are or will be located and its rights to such easements, leases and rights of way could be lost or curtailed. Any loss or curtailment of the rights of the Corporation to use the land on which its projects or facilities are or will be located could have a material adverse effect on its business, results of operations, financial condition and cash flows.
The modification, reduction, elimination or expiration of government subsidies, credits, grants or incentives could adversely affect the Corporation’s prospects for growth and its results of operations, financial condition and cash flows.
The Corporation seeks to take advantage of government policies that promote renewable power generation and enhance the economic feasibility of renewable power projects. Renewable power generation sources currently benefit from various incentives in the form of rebates, tax credits, grants and other incentives throughout the markets in which the Corporation participates or intends to participate. The modification, removal or phasing out of any such policies or laws could increase customer rates, adversely affect the viability of certain of the Corporation’s expected growth initiatives or renewable energy projects, and could adversely affect the Corporation’s results of operations, financial condition and cash flows.
In 2024, the Corporation received two grants pursuant to the U.S. Infrastructure and Investment Jobs Act under the Grid Resilience and Innovation Partnership (“GRIP”) program. However, recent political developments have introduced significant uncertainty regarding the continuation and payment of these federal grants and the future of federal funding for clean energy and infrastructure initiatives more generally. Given these developments, there is a heightened risk that the Corporation may face delays or reductions in the expected grant payments from the GRIP Program. A pause, reduction or elimination of the GRIP Program or its funding could adversely increase customer rates, delay the implementation of the projects expected to be funded by the grants and could adversely affect the Corporation’s results of operations, financial conditions and cash flows, including failure to be reimbursed by the US Department of Energy for funds expended pursuant to the GRIP grants.
The Corporation’s financial performance may be adversely affected by fluctuations in commodity prices, lower prices for alternative fuel sources or reductions in energy market liquidity.
Market prices for power, generation capacity, ancillary services and natural gas are unpredictable and tend to fluctuate, which may affect the Corporation’s operating results. With respect to the Regulated Services Group, commodity price exposure is primarily limited to the cost of electricity and natural gas. Although the Regulated Services Group’s utility rates and tariffs are generally designed to allow recovery of commodity costs, timing differences and other factors, which may be exacerbated by fluctuating prices, may result in less than full recovery. There is no assurance that current regulator-approved mechanisms or strategies for recovery will continue to exist in the future. Additionally, despite these mechanisms and strategies, severe and prolonged commodity price increases could result in rates that customers are unable to pay and/or could affect consumption and sales growth, which could result in a material adverse effect on the Corporation. Further, customers may change consumption patterns depending on the cost of alternative energy or fuel sources. Demand for the electrical energy generated by the Corporation’s electric generation assets is affected by the price and availability of other fuels, including, but not limited to, nuclear, coal and oil.
The Corporation is an active participant in certain energy markets. The liquidity of the relevant energy markets is an important factor in the Corporation’s ability to manage risks in these operations. Market liquidity is driven in part by the number of active market participants. Liquidity in the energy markets can be adversely affected by price volatility, restrictions on the availability of credit and other factors, and any reduction in the liquidity of energy markets could have an adverse effect on the Corporation’s business, financial condition and results of operations.
Cash flow deferrals related to energy commodities can be significant.
The Corporation is permitted to collect from customers only amounts approved by regulatory commissions. However, the Corporation’s costs to provide utility services can be much higher or lower than the amounts currently billed to customers. The Corporation is permitted to defer income statement recognition and recovery from customers for some of these differences, which are recorded as deferred charges with the opportunity for future recovery through retail rates. These deferred costs are subject to review for prudence and potential disallowance by regulators, who have discretion as to the extent and timing of future recovery or refund to customers.
Power and natural gas costs higher than those recovered in retail rates reduce cash flows. Amounts that are not allowed for deferral or which are not approved to become part of customer rates affect the Corporation’s financial results.
Even if the regulators ultimately allow the Corporation to recover deferred power and natural gas costs, the Corporation’s operating cash flows can be negatively affected until these costs are recovered from customers.
The Regulated Services Group is obligated to serve utility customers within its certificated service territories, which may require that the Corporation make capital expenditures and incur indebtedness to expand service to new customers.
The Regulated Services Group may have facilities located within areas experiencing growth. These utilities may have an obligation to service new residential, commercial and industrial customers. While expansion to serve new customers could result in increased future cash flows, it may require significant capital commitments in the immediate term, some or all of which may not be recoverable in rates. Accordingly, the Regulated Services Group may be required to obtain additional capital or incur additional borrowings to finance these future construction obligations.
As a holding company, AQN does not have its own operating income and must rely on the cash flows from its subsidiaries to pay dividends and make debt payments.
AQN is a holding company with no significant operations of its own, and AQN’s primary assets are shares or other ownership interests of its subsidiaries. AQN’s subsidiaries are separate and distinct legal entities and may have no obligation to pay any amounts to AQN, whether through dividends, loans or other means. The ability of AQN’s subsidiaries to pay dividends or make distributions to AQN depends on several factors, including each subsidiary’s actual and projected earnings and cash flow, capital requirements and general financial condition, regulatory restrictions, covenants contained in credit facilities to which they are parties, and the prior rights of holders of their existing and future secured debt and other debt or equity securities. Further, the amount and payment of dividends or distributions from any subsidiary is at the discretion of such subsidiary’s board, which may reduce or cease payment of dividends or distributions at any time. In addition, there may be changes to tax regulation affecting the repatriation of dividends from other countries, which may negatively affect AQN.
The Corporation is not able to insure against all potential risks and may become subject to higher insurance premiums, and the Corporation’s ability to obtain insurance and the terms of any available insurance coverage could be materially adversely affected by international, national, state or local events and company-specific events, as well as the financial condition of insurers.
The Corporation maintains insurance coverage for certain exposures, but this coverage is limited and the Corporation is generally not fully insured against all potential significant losses. Insurance coverage for the Corporation is subject to policy conditions and exclusions, coverage limits, and various deductibles, and not all types of liabilities and losses may be covered by insurance. Further, certain assets and facilities of the Corporation are not fully insured, as the cost of the coverage may not be economically viable or may not otherwise be available. Insurance may not continue to be offered on an economically feasible basis, or at all, and may not cover all events that could give rise to a loss or claim involving the Corporation’s assets or operations. There can also be no assurance that insurers will fulfill their obligations. The Corporation’s ability to obtain and maintain insurance and the terms of any available insurance coverage could be materially adversely affected by international, national, state or local events and company-specific events, as well as the financial condition of insurers.
If the Corporation were to incur a significant uninsured loss or a loss significantly exceeding the limits of its insurance policies, the results could have a material adverse effect on the Corporation’s business, results of operations, financial condition and cash flows. In the event of a large uninsured loss, including those caused by severe weather conditions, wildfires, natural disasters and certain other events beyond the control of the Regulated Services Group, the Corporation may make an application to an applicable regulatory authority for the recovery of these costs through customer rates to offset any loss. However, the Corporation cannot provide assurance that the regulatory authorities would approve any such application in whole or in part. This potential recovery mechanism is not available to the Hydro Group.
The Corporation is currently and may in the future become subject to litigation and administrative proceedings, which may adversely impact the Corporation’s consolidated financial position, results of operations and cash flows.
The Corporation is currently and may in the future become subject to legal proceedings, administrative proceedings, claims and other litigation that arise in the course of its business and activities. These actions may include but are not limited to contractual disputes, employment-related claims, securities-based litigation, claims from customers or regulators related to the services provided by the Corporation (including pursuant to consumer protection legislation), claims for personal injury or property damage, public nuisance claims (including claims relating to emissions from coal or fossil fuel-based generation facilities and claims associated with environmental exposures), claims for inverse condemnation, claims for eminent domain and municipalization, class actions and actions by regulatory or tax authorities.
Recently, consumer protection has taken on increased political importance in Chile, and SERNAC and other consumers associations have initiated claims against certain water utilities operating in Chile for interruptions to water services. While to date Suralis has not been the subject of any such claims, there is a risk that SERNAC, a consumers association, or a consumer class action group may initiate a claim against Suralis in respect of such interruptions pursuant to Chile’s consumer protection legislation.
The final outcome with respect to such proceedings cannot be predicted with certainty, and unfavourable outcomes or developments relating to these proceedings or future proceedings, such as judgments for monetary damages, injunctions, denial or revocation of permits or regulatory authorizations, or settlement of claims could have an adverse effect on the Corporation’s financial condition, results of operations and cash flows. Such outcomes may not be covered by insurance. Even if the Corporation prevails in any such proceedings, the proceedings could result in a reputational risk, be costly, time-consuming and divert the attention of management and other personnel, which could adversely affect the Corporation.
The Corporation may be exposed to certain risks in relation to artificial intelligence (“AI”) tools
The Corporation continues to invest in its data management and governance to, among other things, support reporting needs, business decision-making and grow its analytics practices. This includes the use of third-party and open-source AI tools in connection with its business.
Alongside the potential benefits of AI tools and technology come risks, including the potential exposure of the Corporation’s proprietary or confidential information to unauthorized recipients, the misuse of the Corporation’s or third-party intellectual property, the exposure or misuse of personal information, and allegations or claims against the Corporation related to violation of third-party intellectual property rights. As AI systems make decisions based on data and models, they can inherit or amplify bias or raise concerns about fairness or ethical use. In addition, AI models may not be sufficiently transparent in order to allow users to evaluate the accuracy or appropriateness of the output, which could result in inaccurate responses that could lead to errors in the Corporation’s decision-making or other business activities. These risks could have a negative impact on the Corporation’s business, operating results and financial condition.
The Corporation is subject to the risks associated with an outbreak of infectious disease, a pandemic or a similar public health threat.
A local, regional, national or international outbreak of a contagious disease, pandemic or similar public health threat, or a fear of any of the foregoing could result in restrictive measures being taken by the Corporation or various governments and businesses which may result in additional risks and uncertainties to the Corporation’s business, operations and financial condition.
The extent of the effect of the disease, pandemic or public health threat on the Corporation’s operational and financial performance will depend on numerous factors, including the duration, spread and intensity of the outbreak, the actions by governments and others taken to contain the outbreak or mitigate its impact and changes in the preferences of consumers, all of which are uncertain and difficult to predict as such factors evolve rapidly over the course of any such event or public health threat. Certain aspects of the Corporation’s business and operations that have been or could potentially continue to be impacted by the outbreak of any disease, pandemic or public health threat include increased operating costs (which the Corporation may not be able to recover through future rates), delays or longer-term stoppage of development projects, temporary or long-term labour shortages or disruptions, temporary or long-term impacts on domestic and global supply chains, impairments and/or write-downs of assets, decreased demand for electricity and natural gas, impacts on the timing and extent of capital expenditures, increased credit risk and counterparty risks, delayed collection of accounts receivable, increased market volatility and the deterioration of worldwide credit and financial markets that could limit the Corporation’s ability to access capital and financing on acceptable terms or at all. Any such impact could have a material adverse effect on the Corporation’s business, operations and financial condition.

4.2Risk Factors Relating to Regulatory Environment
The Corporation’s business, financial condition, results of operations and prospects depends in part on regulatory climates and regulatory outcomes in the jurisdictions in which it operates, and the failure to recover in a timely manner any significant amount of costs or obtain expected returns on assets or invested capital through rate base, cost recovery clauses, and other regulatory mechanisms or otherwise maintain required regulatory authorizations could materially and adversely affect the Corporation.
The Corporation is subject to comprehensive laws, regulations, orders and other requirements of a variety of federal, provincial, state, and local governments, including regulatory commissions, environmental agencies and other regulatory bodies, which laws, regulations, orders and other requirements affect the operations and activities of, and costs incurred by, the Corporation. This extensive regulatory framework regulates, among other things and to varying degrees, the Corporation’s industry, businesses, rates and cost structures, operation and licensing of generation facilities, management, financing, planning, growth, construction and operation of transmission, distribution and generation facilities, acquisition, disposal, depreciation and amortization of facilities and other assets, decommissioning costs and funding, service reliability, wholesale and retail competition, commodities trading, derivatives transactions, financing, affiliate transactions, employees, and environmental, health and safety standards. Such laws and regulations impose significant and increasing compliance costs on the Corporation’s operations. If any of the Corporation’s business units is found to be in violation of applicable requirements or regulations, it could be subject to significant penalties, regulatory action and reputational risk. Changes in rules or regulations or the imposition of additional rules or regulations also could have a material adverse effect on the Corporation’s business, prospects, financial condition and results of operations.
The utility commissions in the jurisdictions in which the Regulated Services Group operates regulate many aspects of its utility operations, including the rates that the Regulated Services Group can charge customers, issuance of securities or other financing instruments and debt obligations, siting and construction of facilities, pipeline safety and compliance, customer service and the utility’s ability to recover the costs that it incurs, including capital expenditures and fuel and purchased power and water costs. Changes in rate-setting models and methodologies may have a material adverse impact on the Corporation’s revenue and net income.
A fundamental risk faced by a regulated utility is the disallowance by the utility’s regulator of operating expenses or capital costs for which recovery is sought through regulatory proceedings. The Corporation has invested significant capital in its utilities for which it is or will be seeking cost recovery. There is a risk that the utilities’ regulators may not approve, or may otherwise delay recovery, of some or all of the Corporation’s invested capital. In addition, as the Corporation recently updated its technology infrastructure systems, there is additional risk that financial data required for rate filings could be difficult to produce or the data is deemed unreliable for ratemaking purposes. Further, customer billing concerns could negatively impact the risk of disallowance and/or regulatory lag. In addition, capital investments that have become stranded may pose additional risk for cost recovery and could be subject to legislation or rulings that would impact the extent to which such costs could be recovered. Similarly, recovery of extraordinary fuel expenses may pose additional risk for cost recovery and could be subject to legislation or regulatory action that would impact the extent to which such costs could be recovered. Further, there is a risk that utility regulators may scrutinize the Corporation’s allocation of shared costs, including in the period following closing of the Renewables Sale. The time between the incurrence of costs and invested capital and the granting of the rates to recover those costs by such regulatory agencies – known as “regulatory lag” – can adversely affect profitability. If the Corporation is unable to recover increased costs of operations or its investments in new facilities, or in the event of significant regulatory lag, the Corporation’s results of operations could be adversely affected.
Furthermore, the economies of Canada and the United States each experienced a significant rise in the inflation rate in the post-pandemic era compared to recent historical inflation rates. While the inflation rate has subsided due, in part, to actions taken by the Bank of Canada and the U.S. Federal Reserve Bank, there remains uncertainty in the near-term outlook as to whether inflation will remain elevated. Increases in inflation raise the Corporation's costs for labour, materials and services, and a failure to recover these increased costs could result in under-recovery. Cost recovery efforts could also face resistance from customers and other stakeholders especially in a rising cost environment, whether due to inflation or high fuel prices or otherwise, and/or in periods of economic decline or hardship. Significant increases in costs also could increase financing needs and otherwise adversely affect the Corporation's business, financial position and results of operations.
In addition, there is a risk that the utility’s regulator will not approve the revenue requirements or rate adjustments requested in outstanding or future rate applications or will, on its own initiative, seek to reduce the existing revenue requirements or approved rates. Rate applications are subject to the utility regulator’s review process, usually involving participation from intervenors and other stakeholders that are involved in the case, and a public hearing process. There can be no assurance that resulting decisions or rate orders issued by the utility regulators will permit the Corporation to recover all costs actually incurred, costs of debt and income taxes, or to earn a particular return on equity. The outcome of rate applications can be affected by many factors, including the level of opposition by intervening parties; potential rate impacts, including the ability of customers to pay for any potential rate increase; increasing levels of regulatory review; changes in the political, regulatory, or legislative environments; the adequacy and accuracy of the Corporation’s records and billing practices; and the opinions of the Corporation’s regulators, customers, and consumer and other stakeholder organizations, about the Corporation’s ability to provide safe, reliable and affordable services. Additionally, decisions from regulators are typically subject to appeal, and any such appeal could further exacerbate regulatory lag and lead to additional uncertainty associated with, or unfavourable outcomes from, rate case proceedings.
A failure to obtain acceptable rate orders, or approvals of appropriate returns on equity and costs actually incurred, may materially adversely affect: the Regulated Services Group’s businesses, the undertaking or timing of capital expenditures, ratings assigned by credit rating agencies, the cost and issuance of debt, and other matters, any of which may in turn have a material adverse effect on the Corporation. In some instances, denial of recovery may cause the regulated subsidiaries to record an impairment of assets. In addition, there is no assurance that the Corporation will receive regulatory decisions in a timely manner and, therefore, there may be a significant lag in the timing of cost recovery relative to the time in which costs are incurred.
In the case of some of the Corporation’s hydroelectric generating facilities, water rights are owned by governments that reserve the right to control water levels, which may affect revenue. The failure to obtain all necessary licenses or permits for such facilities, including renewals thereof or modifications thereto, may result in an inability to operate the facility and could adversely affect cash generated from operating activities.
FERC has jurisdiction over wholesale rates for electric energy sold by the Regulated Services Group in the United States. Certain of the Regulated Services Group’s facilities in the United States are required to meet the requirements of a “qualifying facility” or an “exempt wholesale generator” and, subject to certain exceptions, to obtain and maintain authority from FERC to sell power at market-based rates. The failure of the Regulated Services Group to obtain or maintain, as applicable, market-based rate authorization for its facilities and to comply with market rules, regulations and other applicable legal requirements could materially and adversely affect the Corporation.
Additionally, owners, operators and users of the bulk electric system in the United States are subject to mandatory reliability standards developed by the NERC and its regional entities. In Bermuda, the RAB regulates the reliability standards related to electricity transmission, distribution, and retail services and bulk electric generation. Increased reliability standard compliance obligations may cause higher operating costs or capital expenditures for the Corporation’s utilities. If the Corporation were found to be in non-compliance with the mandatory reliability standards, the Corporation could be subject to sanctions, including substantial monetary penalties.
The Regulated Services Group’s electricity, water, wastewater and natural gas distribution systems could be subject to condemnation or other methods of taking by government entities under certain conditions.
The Regulated Services Group’s electricity, water, wastewater and natural gas distribution systems could be subject to condemnation or other methods of taking by government entities under certain conditions (including, without limitation, Liberty Utilities (Apple Valley Ranchos Water) Corp., which has been the subject of a condemnation lawsuit filed by the Town of Apple Valley and Liberty New York Water, which has received condemnation inquiries). There can be no assurance that the Corporation will receive fair market value for such assets or that the Corporation would not incur a loss.

The Corporation is subject to numerous environmental, health and safety laws, rules, regulations and other standards and faces various environmental risks which have the potential to result in significant liabilities, including environmental, civil or criminal penalties, increased capital expenditures, reputational impacts or in mitigation or cessation of certain operations or projects, and could have a material adverse effect on the Corporation’s business, financial condition, results of operation and cash flows.
The Corporation is subject to extensive federal, state, provincial and local laws, rules and regulations, including with regard to air and water quality, hazardous and solid waste management, storage, handling, use, transportation and/or disposal of certain materials, wastewater discharges, soil quality, pollutant emissions, historical artifact preservation, wildlife protection, human health, investigation and remediation of environmental impacts, natural resources, the protection of threatened or endangered species, and other environmental matters. The Corporation is also subject to extensive laws, rules and regulations relating to workplace and public health and safety matters. Failure to comply with these laws, rules and regulations may expose the Corporation to significant fines, penalties, claims, litigation and/or operational disruption and could have a material adverse effect on the Corporation’s results of operations and financial performance. In addition, the adoption of new or amended environmental, health or safety laws and regulations, and new interpretations of existing environmental, health or safety laws and regulations, could lead to substantial increases in the Corporation’s expenditures and compliance costs, and could cause the Corporation to retire generating assets prior to the end of their estimated useful life.
The Corporation faces a range of environmental risks that could result in environmental harm, including to wildlife, and lead to significant liabilities and reputational damage. Certain environmental risks associated with the Corporation’s operations include uncontrolled releases of natural gas or contaminants (or releases above the permitted limits), water contamination above permitted levels, uncontrolled releases of hazardous materials, failure to maintain compliance with obligations under laws, rules, regulations, permits and licenses, acquired legacy environmental liabilities, operations adjustments or liability, and related financial impacts. In certain circumstances, the Corporation may be responsible, jointly or severally, for the remediation of contamination or historic contamination of property, even without fault, and even if such contamination was caused by a third party or results from activities that were lawful at the time they were conducted. Remediation costs incurred by the Corporation as a result of the foregoing events may be significant and may not be recoverable through the Corporation’s insurance coverage or through utility rates in the case of our Regulated Services Group.
In addition, the Corporation’s operating subsidiaries generate certain wastes, or have chemicals or constituents such as perfluorooctanoic acid and per-and polyfluoroalkyl substances in its water supply, some of which are characterized as hazardous, which must be managed in accordance with various federal, state, provincial and local environmental laws. Under these laws, liability for historic contamination of property may be imposed on potentially responsible parties jointly and severally, without fault, even if the activities were lawful when they occurred.
Additionally, transmission, distribution and power generation operations can adversely impact endangered, threatened or otherwise protected species under federal, state or provincial statutes, laws, rules and regulations. Operation of wind projects and transmission and distribution lines involve a risk that protected flying species, such as birds and bats, may be impacted, and such impacts can be fatal. Violations of wildlife protection laws in certain jurisdictions, including violations of certain laws protecting migratory birds and endangered species, may result in civil or criminal penalties, require mitigation or cessation of certain operations or projects, and could adversely affect the Corporation’s financial condition, results of operations and cash flows.
The operation of fossil-fueled generation plants, including resulting emissions of nitrogen and sulfur oxides, mercury, particulates and the disposal of solid waste (including coal combustion residuals), is subject to extensive federal, state and local environmental statutes, rules and regulations relating to air quality, water quality, waste management, natural resources and health and safety. Compliance with these requirements may require the Corporation to incur significant costs, including capital expenditures for environmental monitoring, pollution control equipment, emission fees, disposal activities, decommissioning and permitting obligations. If these costs become uneconomical, the Corporation may ultimately be required to retire generating capacity prior to the end of its estimated life. The costs of complying with these legal requirements could also adversely affect the Corporation’s results of operations, financial condition and cash flows. Additionally, stricter future regulations on air emissions, waste disposal, and other power generation substances could further increase compliance costs and adversely impact the Corporation's financial performance.

The Corporation is subject to risks related to changes in laws and regulations, and other actions by governmental and regulatory authorities, that could adversely affect the Corporation’s business, regulatory approvals, assets, results of operations and financial condition.
The operations and activities of AQN, its subsidiaries and its business units are subject to the laws, regulations, orders and other requirements of a variety of federal, state, provincial and local governments and courts, including regulatory commissions, environmental agencies and other regulatory bodies, which laws, regulations, decisions, orders, rules and other requirements affect the operations and activities of, and costs incurred by, the Corporation. The Corporation is accordingly subject to: risks associated with changing political conditions and changes in, modifications to, reinterpretations of or application of existing laws, orders, rules or regulations, the imposition of new laws, rules, orders or regulations (including the imposition of import controls and tariffs and the power of eminent domain), court decisions, and the taking of other action by governmental, judicial or regulatory authorities, including, but not limited to, a pause, reduction or elimination of relevant federal funding, incentives, credits or programs, revocation, lapse, limitation or non-renewal of utility franchises or other rights to provide utility services to existing or new customers, potential limitations on water rights used by utilities in providing service, eminent domain of assets, termination of contracts, actions to municipalize utility service areas or limitations on utility growth and/or expansions of service areas, any of which could adversely affect the Corporation’s business, regulatory approvals, assets, results of operations and financial condition. If the Corporation or any of its subsidiaries or business units were found to be in violation of such applicable laws, regulations, orders or other requirements, they could be subject to significant penalties or legal actions and/or legal or regulatory decisions that could have a material impact on the Corporation.
The Corporation operates in markets, and may in the future pursue growth opportunities in new markets, that are subject to foreign laws and regulations that are more onerous or uncertain than the laws and regulations of the United States or Canada.
The Corporation operates in markets, or may pursue growth opportunities in new markets, that are subject to regulation by various foreign governments and regulatory authorities and to the application of foreign laws. Such foreign laws or regulations may not provide the same type of legal certainty and rights, in connection with the Corporation’s contractual relationships in such countries, as are afforded to the Corporation in Canada and the U.S., which may adversely affect the Corporation’s ability to receive revenues or enforce its rights in connection with any operations or projects in such jurisdictions. In addition, the laws and regulations of some countries may limit the Corporation’s ability to hold a majority interest in certain projects, thus limiting the Corporation’s ability to control the operations of such projects. Any existing or new operations or interests of the Corporation may also be subject to significant political, economic and financial risks, which vary by country, and may include: (i) changes in government laws, policies or personnel or a country’s constitution; (ii) changes in general economic conditions; (iii) restrictions on currency transfer or convertibility; (iv) changes in labour relations; (v) political instability and civil unrest; (vi) regulatory or other changes adversely affecting the local market; (vii) breach or repudiation of important contractual undertakings and expropriation and confiscation of assets and facilities without compensation or compensation that is less than fair market value; (viii) less developed or efficient financial markets than in North America; (ix) the absence of uniform accounting, auditing and financial reporting standards, practices and disclosure requirements; (x) less government supervision and regulation; (xi) a less developed legal or regulatory environment, including uncertainty in outcomes and actions that may be inconsistent with the rule of law; (xii) heightened exposure to bribery and corruption risk; (xiii) political hostility to investments by foreign investors, including laws affecting foreign ownership; (xiv) less publicly available information in respect of companies; (xv) adversely higher or lower rates of inflation; (xvi) higher transaction costs; and (xvii) fewer investor protections.
Tariffs imposed on imported goods and import restrictions imposed by governmental authorities may increase the capital cost of projects and have a negative impact on the Corporation’s expected returns, results of operations and cash flows.
Changes in tariffs may adversely affect the capital expenditures required to maintain, develop or construct the Corporation’s projects or infrastructure. In the U.S., tariffs have been imposed in recent years to imports of aluminum and steel, among other goods and raw materials. More recently, political developments in the U.S. have introduced significant uncertainty with respect to the threat and imposition of tariffs by the U.S. on its key trading partners, including Canada, as well as the potential for retaliatory tariffs imposed on U.S. goods as a result. The eventuality, timing and rates of implementation of such tariffs are difficult to predict at this time. Any such tariffs could adversely affect the Corporation’s business, results of operations, financial condition and cash flows. In addition, import restrictions, border delays and seizures of products by governmental authorities may also increase the cost of projects and result in construction and placed-in-service delays. These occurrences may have adverse impacts to the Corporation, as the buyer and/or importer of goods, which could adversely affect the Corporation’s expected returns, results of operations and cash flows.
The Corporation may suffer a significant loss resulting from fraud, bribery, corruption, other illegal acts, inadequate or failed internal processes or systems.
The Corporation may suffer a significant loss resulting from fraud, bribery, corruption or other illegal acts, or from inadequate or failed internal processes or systems. The Corporation operates in multiple jurisdictions and it is possible that its operations and development activities may expand into new jurisdictions. Doing business in multiple jurisdictions requires the Corporation to comply with the laws and regulations of such jurisdictions. These laws and regulations may apply to the Corporation, its subsidiaries, individual directors, officers, employees and third-party agents. The Corporation is also subject to anti-bribery and anti-corruption laws, including the Canadian Corruption of Foreign Public Officials Act and the U.S. Foreign Corrupt Practices Act. As the Corporation makes acquisitions and pursues development activities internationally, it is exposed to increased corruption-related risks, including potential violations of applicable anti-corruption laws.
The Corporation relies on its infrastructure, controls, systems and personnel to manage the risk of illegal and corrupt acts or failed systems. The Corporation also relies on its employees and certain third parties to comply with its policies and processes as well as applicable laws. The failure to adequately identify or manage these risks, and the acquisition of businesses with weak internal controls to manage the risk of illegal or corrupt acts, could result in direct or indirect financial loss, regulatory censure and/or harm to the Corporation’s reputation.
4.3Risk Factors Relating to Financing and Financial Reporting
A downgrade in AQN’s credit ratings or the credit ratings of its subsidiaries could have a material adverse effect on the Corporation’s business, cost of capital, financial condition and results of operations.
AQN has long-term consolidated corporate credit ratings of BBB from S&P, BBB from DBRS and BBB from Fitch. The ratings indicate the agencies’ assessment of the ability to pay the interest and principal of debt securities issued by the Corporation. See “Description of the Business – Credit Ratings”.
There can be no assurance that any of the current ratings of the Corporation will remain in effect for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if, in its judgment, circumstances in the future so warrant. Factors rating agencies typically consider in evaluating the creditworthiness of a business such as AQN’s include but are not limited to the following: the amount of leverage used in the business, the business mix including the relative contribution to EBITDA (as determined by applicable rating agency methodologies) of regulated utility operations versus non-regulated operations, and the countries and regulatory jurisdictions in which the business operates. Ratings agencies may also consider the group status (as determined by applicable rating agency methodologies) of a subsidiary when evaluating the creditworthiness of such entity. Negative changes in these and other factors a rating agency deems to be significant that are expected to be prolonged, including but not limited to an increase in business risk associated with climate change, could result in a credit rating downgrade. Additionally, changes in the capital structure of the Corporation could cause the rating agencies to re-evaluate and potentially downgrade the Corporation’s current credit ratings. A downgrade in credit ratings would result in an increase in the Corporation’s borrowing costs under its bank credit facilities and future long-term debt securities issued. Any such downgrade could also adversely impact the market price of the outstanding securities of the Corporation, could impact the Corporation’s ability to acquire additional regulated utilities and could require the Corporation or its subsidiaries to post additional or replacement security under certain contracts and hedging arrangements, which could result in increased costs to the Corporation. If any of the Corporation’s ratings fall below investment grade (defined as BBB- or above for S&P and Fitch, BBB (low) or above for DBRS and Baa3 or above for Moody’s), the Corporation’s ability to issue short-term debt or other securities or to market those securities would be constrained or made more difficult or expensive. Therefore, any downgrade could have a material adverse effect on the Corporation’s business, cost of capital, financial condition and results of operations. Each rating agency employs proprietary scoring methodologies that assess business and financial risks of the entity rated. There can be no assurance that the principles on which the rating is based remain consistently applied, and these principles are subject to change from time to time at each rating agency’s discretion. For example, a rating agency’s views on total allowable leverage, specific industry risk factors, the Corporation’s business mix, and risk associated with countries and/or regulatory jurisdictions in which the business operates, among other factors, may change. Such changes could require AQN to adjust its business and strategy in order to maintain its credit ratings.

Financial market disruptions or other factors could increase financing costs or limit access to credit and capital markets, which could adversely affect the Corporation’s ability to refinance existing indebtedness on favourable terms, execute its acquisition, disposition and/or investment strategies, and finance its other activities upon favourable terms.
As of December 31, 2024, the Corporation had substantial indebtedness. Management of the Corporation believes, based on its current expectations as to the Corporation’s future performance, that the cash flow from operations, the funds available under its credit facilities, the proceeds of the Renewables Sale or from other potential future dispositions, and its ability to access capital markets will be adequate to enable the Corporation to finance its operations, execute its business strategy and maintain an adequate level of liquidity. However, the Corporation’s expected revenue and capital expenditures are only estimates. Moreover, actual cash flows from operations will depend on regulatory, market and other conditions that are beyond the Corporation’s control and which may be impacted by the risk factors herein. As a result, there can be no assurance that management’s expectations as to future performance will be realized.
The Corporation’s ability to obtain additional debt or equity or issue other securities, on favourable terms or at all, may be adversely affected by negative perceptions of the Corporation, any adverse financial or operational performance, the price of the Common Shares of the Corporation, financial market disruptions, the failure or collapse of any financial institution, prevailing market views and perceptions, or other factors outside the Corporation’s control.
In addition, the Corporation may at times incur indebtedness in excess of its long-term leverage targets, in advance of raising the additional equity capital or similar securities or executing on asset dispositions necessary to repay such indebtedness and maintain its long-term leverage target. Any increase in the Corporation’s leverage or degradation of key credit metrics below threshold levels could, among other things: limit the Corporation’s ability to obtain additional financing for working capital, investment in subsidiaries, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes; restrict the Corporation’s flexibility and discretion to operate its business; limit the Corporation’s ability to declare dividends or maintain prior dividend levels; require the Corporation to dedicate a portion of cash flows from operations to the payment of interest on its existing indebtedness, in which case such cash flows would not be available for other purposes; cause rating agencies to re-evaluate or downgrade the Corporation’s existing credit ratings; require the Corporation to post additional collateral security under some of its contracts and hedging arrangements; expose the Corporation to increased interest expense on borrowings at variable rates; limit the Corporation’s ability to adjust to changing market conditions; place the Corporation at a competitive disadvantage compared to its competitors; make the Corporation vulnerable to any downturn in general economic conditions; render the Corporation unable to make expenditures that are important to its future growth strategies and require the Corporation to pursue alternative funding strategies.
The Corporation will need to refinance or reimburse amounts outstanding under the Corporation’s existing consolidated indebtedness over time. There can be no assurance that the Corporation will be successful in refinancing its indebtedness when necessary or that additional financing will be obtained when needed, on commercially reasonable terms or at all. In the event that the Corporation cannot refinance indebtedness or raise additional indebtedness, or if the Corporation cannot refinance its indebtedness or raise additional indebtedness on terms that are no less favourable than the current terms, the Corporation’s cash flows and ability to declare dividends or repay its indebtedness may be adversely affected.
The Corporation’s ability to meet its debt service requirements will depend on its ability to generate cash in the future, which depends on many factors, including the Corporation’s financial performance, debt service obligations, the realization of the anticipated benefits of acquisition, disposition and investment activities, and working capital and capital expenditure requirements. In addition, the Corporation’s ability to borrow funds in the future to make payments on outstanding debt will depend on the satisfaction of covenants in existing credit agreements and other agreements. A failure to comply with any covenants or obligations under the Corporation’s consolidated indebtedness could result in a default under one or more such instruments, which, if not cured or waived, could result in the termination of dividends by the Corporation and permit acceleration of the relevant indebtedness. There can be no assurance that, if such indebtedness were to be accelerated, the Corporation’s assets would be sufficient to repay such indebtedness in full. There can also be no assurance that the Corporation will generate cash flow in amounts sufficient to pay its outstanding indebtedness or to fund the Corporation’s liquidity needs.
Fluctuations in interest rates could negatively affect the Corporation’s financing costs, ability to access capital and ability to continue successfully implementing its business strategy.
The Corporation is exposed to interest rate risk from certain outstanding variable interest indebtedness and any new credit facilities and debt issuances. Fluctuations in interest rates may also impact the costs to obtain other forms of capital and the feasibility of planned growth initiatives. In addition, for the Regulated Services Group, costs resulting from interest rate increases may not be recoverable in whole or in part, and “regulatory lag” may cause a time delay in the payment to the Regulated Services Group of any such costs that are recoverable. As a result, fluctuations in interest rates could materially increase the Corporation’s financing costs, limit the Corporation’s options for financing or investment and adversely affect its results of operations, cash flows, key credit metrics, borrowing capacity and ability to implement its business strategy.
Currency exchange rate fluctuations may affect the Corporation’s financial results and increase certain financing risks.
The functional currency of most of the Corporation’s operations and development activities is the U.S. dollar. However, the Corporation is exposed to currency fluctuations from its Canadian and Chilean operations and may utilize equipment and/or commodities purchased from foreign suppliers. Although the Corporation may hedge currency exchange rate exposure, the Corporation typically does not hedge its full exposure. If the Corporation does enter into currency hedges and exchange rates move in a favourable direction, such currency hedges may reduce or eliminate the Corporation’s realization of the benefit of favourable exchange rate movement. In addition, currency hedging transactions will be subject to risks that the applicable counterparty may prove unable or unwilling to perform its obligations under the contract, as a result of which the Corporation would lose some or all of the anticipated benefits of such hedging transactions.
The Corporation is, and will continue to be, party to agreements, including credit agreements and indentures, that contain covenants that restrict its financial flexibility.
The Corporation’s existing credit facilities contain covenants imposing certain requirements on the Corporation’s business including covenants regarding the ratio of indebtedness to total capitalization. Furthermore, AQN and its subsidiaries have, and may continue to, periodically issue long-term debt, which may consist of both secured and unsecured indebtedness. These third-party debt agreements also contain covenants, including covenants regarding the ratio of indebtedness to total capitalization. These requirements may limit the Corporation’s ability to take advantage of potential business opportunities as they arise and may adversely affect the Corporation’s conduct and the current business of certain operating subsidiaries, including restricting the ability to finance future operations and capital needs and limiting the subsidiaries’ ability to engage in other business activities. Other covenants place or could place restrictions on the Corporation’s ability and the ability of its subsidiaries to, among other things, incur additional debt, create liens, and sell or transfer assets.
Agreements the Corporation enters into in the future may also have similar or more restrictive covenants, especially if the general credit market deteriorates. A breach of any covenant in the existing credit facilities or the agreements governing the Corporation’s other indebtedness would result in an event of default. Certain events of default may trigger automatic acceleration of payment of the underlying obligations or may trigger acceleration of payment if not remedied within a specified period. Events of default under one agreement may trigger events of default under other agreements. Should payments become accelerated as the result of an event of default, the principal and interest on such borrowing would become due and payable immediately. If that should occur, the Corporation may not be able to make all of the required payments or borrow sufficient funds to refinance the accelerated debt obligations. Even if new financing is then available, it may not be on terms that are acceptable to the Corporation.
A significant portion of the Corporation’s debt will mature over the next five years and will need to be paid or refinanced, and changes to the debt and equity markets could adversely affect the Corporation’s business.
A significant portion of the Corporation’s debt is set to mature in the next five years, including its revolving credit facilities. The Corporation may not be able to refinance its maturing debt on commercially reasonable terms, or at all, depending on numerous factors, including its financial condition and prospects at the time and the then current state of the banking and capital markets in Canada and the United States.
Challenges to the Corporation’s tax positions, and changes in applicable tax laws, could materially and adversely affect returns to the Corporation’s shareholders.
The Corporation is subject to income and other taxes primarily in the United States, Canada, Bermuda, and Chile; however, it is also subject to tax in other jurisdictions. Changes in tax laws or interpretations or applications thereof, which may or may not have a retroactive effect, in the jurisdictions in which the Corporation does business could adversely affect the Corporation’s results from operations, returns to shareholders, and cash flows.
On June 20, 2024, Canada enacted the Excessive Interest and Financing Expenses Limitation (“EIFEL”) rules (under the Income Tax Act (Canada)) and the Global Minimum Tax Act (“GMTA”). These legislative changes align with efforts of the

Organization for Economic Co-operation and Development (“OECD”) to address base erosion and profit shifting, including by ensuring that multinational enterprises do not unduly reduce taxable income through interest and financing expenses and pay a minimum level of tax on their global income.
•Generally, under the EIFEL rules, the tax-deductible amount of a taxpayer’s interest and financing expenses is limited to a fixed ratio (generally equal to 30%) of such taxpayer’s earnings before interest, taxes, depreciation and amortization computed for tax purposes. The EIFEL rules are applicable to the Corporation for its 2024 and subsequent taxation years.

•The GMTA is intended to implement the income inclusion rule (“IIR”) and domestic minimum top-up tax (“DMTT”) rule that form part of the Global Anti-Base Erosion Model Rules published by the OECD (the “GloBE Rules”). The IIR and DMTT rules in the GMTA are applicable to the Corporation for its 2024 and subsequent taxation years.
The Corporation cannot provide assurance that the Canada Revenue Agency, the Internal Revenue Service or any other applicable taxation authority will agree with the tax positions taken by the Corporation, including with respect to claimed expenses and the cost amount of the Corporation’s depreciable properties. A successful challenge by an applicable taxation authority regarding such tax positions could adversely affect the results of operations and financial position of the Corporation.
The Corporation relies in part on federal tax credits and other tax incentives with respect to the development and operation of renewable power generation facilities in the United States, including those sold as part of the Renewables Sale. The Inflation Reduction Act extended and expanded certain energy credits, providing greater certainty regarding the availability of these credits on a going forward basis. However, the rules governing these tax credits still include technical requirements for credit eligibility. If the Corporation is unable to complete construction on any project within certain deadlines or satisfy certain new requirements relating to prevailing wage and apprenticeship requirements, the reduced incentives or elimination of incentives may be insufficient to support continued development or may result in substantially reduced financial benefits from facilities that are completed. Further, recent political developments in the U.S. have introduced significant uncertainty with respect to funding under the Inflation Reduction Act, including federal tax credits and other tax incentives. A pause, reduction or elimination of tax credits and/or other tax incentives may have a significant adverse effect on the Corporation, including substantially reducing funds expected to be received by the Corporation. In addition, the Corporation has entered into certain tax equity financing transactions with financial partners for certain of its renewable power facilities in the United States, under which allocations of future cash flows to the Corporation from the applicable facility could be adversely affected in the event that there are changes in U.S. tax laws that apply to facilities previously placed in service.
The Corporation is subject to funding risks associated with defined benefit pension and OPEB plans.
Certain utility businesses acquired by the Corporation maintain traditional defined benefit pension plans covering eligible employees and retirees, and other post-employment benefit (“OPEB”) plans for eligible retired employees, including retiree health care and life insurance benefits. The Corporation also provides benefits under a cash balance pension plan covering substantially all U.S. employees who are not eligible for a traditional pension plan, under which employees are credited annually with a percentage of eligible earnings plus a prescribed interest rate credit.
Future contributions to the Corporation’s plans are impacted by a number of variables, including the investment performance of the plans’ assets, interest rates used to discount future benefits, changes in actuarial assumptions, regulations or life expectancy and the frequency and amount of the Corporation’s contributions made to the plans. If capital market returns are below assumed levels, or if the interest rates used to discount future benefits decrease, the Corporation could be required to make contributions to its plans in excess of those currently expected, which would adversely affect the Corporation’s cash flows.
The Corporation is subject to credit risk of customers and other counterparties and risk of non-performance by counterparties.
The Corporation is subject to credit risk with respect to the ability of customers and other counterparties to perform their obligations to the Corporation, including paying amounts that they owe to the Corporation. This credit risk exists with respect to utility customers, banks and other financing sources, as well as counterparties to Offtake Contracts, supply agreements, construction contracts, and derivative financial instruments, among others. Additionally, bank deposits in excess of deposit insurance limits are subject to the risk that such excess amounts could be lost or forfeited in the event of a bank failure.
Adverse conditions in the energy, gas and water industries or in the general economy, as well as circumstances of individual customers or counterparties, may adversely affect the ability of a customer or counterparty to perform as required under its contract with the Corporation. Losses from a utility customer may not be offset by bad debt reserves approved by the applicable utility regulator. If a customer under an Offtake Contract is unable to perform, the Hydro Group may be unable to replace the contract on comparable terms, in which case sales of power from the facility would be subject to market price risk and may require refinancing of indebtedness related to the facility or otherwise have a material adverse effect on the Hydro Group. Default by other counterparties, including lenders and counterparties to supply and construction contracts, service contracts, hedging contracts that are in an asset position, short-term investments, agreements for the purchase of goods or services or other agreements, also could adversely affect the financial results of the Corporation. Losses associated with equipment failure, defects, design flaws or other issues resulting from counterparty non-performance may not be covered by warranties or insurance.
The Corporation makes certain assumptions, judgments and estimates that affect amounts reported in its consolidated financial statements, which, if not accurate, may adversely affect its financial results.
AQN prepares its consolidated financial statements in accordance with U.S. GAAP. The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, and disclosure of contingent assets and liabilities. Significant areas requiring the use of management judgment relate to the scope of consolidated entities, the recoverability of assets, the measurement of deferred taxes and the recoverability of deferred tax assets, rate-regulation, unbilled revenue, pension and post-employment benefits, fair value of derivatives and fair value of assets and liabilities acquired in a business combination. Actual results may differ from these estimates and any inaccuracies in these estimates could result in the Corporation incurring significant expenses and adversely affect the Corporation’s financial results.
As a foreign private issuer, AQN is subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to shareholders.
AQN is a “foreign private issuer,” as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended, and is permitted, under a multijurisdictional disclosure system adopted by the U.S. and Canada (the “MJDS”), to prepare its disclosure documents under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), in accordance with Canadian disclosure requirements. Under the U.S. Exchange Act, AQN is subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, AQN does not file the same reports that a U.S. domestic issuer would file with the SEC, although AQN is required to file or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws. In addition, AQN’s officers, directors, and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, AQN’s shareholders may not know on as timely a basis when AQN’s officers, directors and principal shareholders purchase or sell shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer.
As a foreign private issuer, AQN is exempt from the rules and regulations under the U.S. Exchange Act related to the furnishing and content of proxy statements. AQN is also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While AQN is required to comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the U.S. Exchange Act and Regulation FD, and shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies. In addition, AQN has four months after the end of each fiscal year to file its annual information form with the SEC and is not required under the U.S. Exchange Act to file quarterly reports with the SEC as promptly as U.S. domestic companies whose securities are registered under the U.S. Exchange Act.
In addition, as a foreign private issuer, AQN has the option to follow certain Canadian corporate governance practices instead of those otherwise required under the NYSE Listed Company Manual for domestic issuers, provided that AQN discloses the requirements that it is not following and describes the Canadian practices it follows instead. AQN currently relies on this exemption with respect to requirements regarding the quorum for any meeting of its shareholders. AQN may in the future elect to follow home country practices in Canada with regard to other matters, in which case AQN’s shareholders may not be afforded the same protection as provided under NYSE corporate governance standards. As a result, AQN’s shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all U.S. corporate governance requirements.
AQN could lose its foreign private issuer status in the U.S., which could increase its compliance and financing costs.
AQN may in the future lose its foreign private issuer status if a majority of the Common Shares are held in the U.S. and if AQN fails to meet the additional requirements necessary to avoid loss of its foreign private issuer status. The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use the MJDS. Further, AQN would not be able to utilize the MJDS forms for registered offerings by Canadian companies in the United States, which could increase the costs of accessing capital markets compared to if AQN were to remain a foreign private issuer able to rely on the MJDS.
4.4Risk Factors Relating to Strategic Planning and Execution
The price of the Common Shares or the Corporation’s other securities may be volatile and the value of shareholders’ investments could decline.
The trading price and value of, and demand for, the Common Shares or the Corporation’s other securities may fluctuate and depend on a number of factors, including:
•the Corporation’s reputation, businesses, operations, prospects and results (including lower than anticipated financial results);
•the risk factors described in this AIF;
•general economic conditions internationally and within Canada and the United States, including changes in interest rates and inflation;
•changes in electricity and natural gas prices;
•weather and seasonal fluctuation in renewable energy resources and in demand for electricity, water and natural gas;
•actual or anticipated fluctuations in the Corporation’s quarterly and annual results and those of the Corporation’s competitors, including failure by the Corporation to achieve any earnings, dividend, capital expenditure or other financial guidance or outlook disclosed by the Corporation;
•the timing and amount of dividends, if any, declared on the Common Shares or the Corporation’s other securities;
•future issuances of Common Shares or other securities by the Corporation;
•acquisitions, dispositions and strategic alliances;
•market conditions in the energy industry;
•changes in government regulation, taxes, legal proceedings or other developments, including adverse or unexpected decisions by regulatory authorities;
•changes in the credit ratings of the Corporation or any of its subsidiaries;
•sales of Common Shares or other securities of the Corporation by insiders;
•shortfalls in the Corporation’s operating results from levels forecasted by securities analysts;
•investor sentiment toward the stock of utility companies in general;
•announcements concerning the Corporation or its competitors;
•maintenance of acceptable credit ratings or credit quality; and
•the general state of the securities markets.
These and other factors may impair the development or sustainability of a liquid market for the Common Shares or the Corporation’s other securities and the ability of investors to sell Common Shares or the Corporation’s other securities at an attractive price. These factors also could cause the market price and demand for the Common Shares or the Corporation’s other securities to fluctuate substantially, which may adversely affect the price and liquidity of the Common Shares or the Corporation’s other securities. These fluctuations could cause shareholders to lose all or part of their investment in Common Shares or the Corporation’s other securities. Many of these factors and conditions are beyond the Corporation’s control and may not be related to its operating performance.

The Corporation may fail to realize the intended benefits of completed acquisitions and dispositions or may incur unexpected costs or liabilities as a result of completed acquisitions or dispositions, including the Renewables Sale.
The Corporation may not effectively integrate the services, technologies, key personnel or businesses of acquired companies or may not obtain anticipated operating benefits or synergies from completed transactions. In addition, the Corporation may incur unexpected costs or liabilities in connection with the closing of any acquisition or disposition.
When acquisitions and dispositions are pursued or occur, significant demands can be placed on the Corporation’s managerial, operational and financial personnel and systems. No assurance can be given that the Corporation’s systems, procedures and controls will be adequate to support the expansion of the Corporation’s operations resulting from an acquisition. The success of an acquisition may also depend on retention of the workforce or key employees of the acquired business. The Corporation may not be successful in retaining such workforce or key employees or in retaining them at anticipated costs.
Acquisitions and dispositions involve risks that could materially and adversely affect the Corporation’s business plan, including the failure to realize the results that the Corporation expects. Transition and integration activities associated with an acquisition or disposition may not go as planned, creating the potential for increased costs, service disruption, noncompliance, reputational harm and other negative outcomes. There is a risk that some or all of the expected benefits and strategic objectives of a business combination or disposition will fail to materialize, or may not occur within the time periods anticipated by the Corporation. A failure to realize the anticipated benefits of or implement strategic objectives relating to a business combination or disposition on an efficient and effective basis could have a material adverse effect on the Corporation’s financial condition, results of operations, reputation and cash flows. Further, the Corporation may experience risk associated with changes in allocation of corporate costs as a result of acquisitions and dispositions.
In addition, the Corporation may be subject to unexpected liabilities despite any due diligence investigation of an acquired business or any contractual remedies the Corporation may have against the seller. Detailed information regarding an acquired business is generally available only from the seller, and contractual remedies are typically subject to negotiated limitations. Further, though the Corporation negotiates covenants regarding the operation of a target prior to closing, the Corporation will not control the target entity until completion of the transaction, and as a result the business and results of operations may be adversely affected by events that are outside of the Corporation’s control during the intervening period. In addition, in cases in which the target company is publicly traded and its shares are widely held, the Corporation is likely not to have recourse following the completion of the acquisition for misrepresentations made to the Corporation in connection with the acquisition.
The Corporation may not realize some or all of the anticipated benefits from the Renewables Sale, including with respect to the anticipated performance of the Corporation’s remaining business, and the disposition may in fact adversely affect the Corporation. Some of the anticipated benefits may not occur for a significant period of time or at all, including receipt of proceeds related to certain tax equity financing transactions or proceeds, if any, under the Earn Out Agreement. Moreover, the amount and timing of the ultimate net cash proceeds will be dependent on final completion costs for in-construction assets, the associated monetization of tax credits on certain projects and other final closing adjustments. In addition, the Corporation is required to provide transitional services to LS Buyer for a period of time following closing of the transaction, and the Corporation has retained certain liabilities and obligations related to the Corporation’s former renewable energy business. The Corporation may also have difficulties enforcing the Corporation’s rights, contractual or otherwise, against LS Buyer. If the Corporation does not realize the anticipated benefits from the transaction for any reason it may have a significant adverse effect on the Corporation’s operations, business and financial condition. Finally, the Corporation’s transition to a pure-play utility may not go as planned and the Corporation may not realize some or all of the anticipated benefits from such transition for a significant period of time or at all.
Many of these factors will be outside of the Corporation’s control and any one of them could result in increased costs, including restructuring charges, decreases in the amount of expected revenues and diversion of management’s time and energy, which could adversely affect the Corporation’s business, financial condition and results of operations.
Increased external stakeholder activism could have an adverse effect on the Corporation’s business, operations or financial condition.
In recent years, shareholder activism has become increasingly prevalent and the Corporation has been, and may in the future be, the subject of shareholder activism. External stakeholders, including shareholders, are increasingly challenging companies in the areas of strategy, performance, climate change, sustainability, diversity, utility return on equity (in the case of investor-owned utilities), dividend payout ratio, operations and maintenance costs, and executive compensation. Shareholder activism can arise in a variety of situations and take many forms, including making public demands that the

Corporation consider certain strategic alternatives, engaging in public campaigns and advancing shareholder proposals to attempt to influence the Corporation’s governance, management, strategic direction or operations, and commencing proxy contests to attempt to elect activists’ representatives or others to the Corporation’s board of directors. Any such shareholder activism could result in substantial costs and the diversion of management’s and the Board’s attention from the Corporation’s business. Additionally, such shareholder activism could give rise to perceived uncertainties as to the Corporation’s future direction, strategy or leadership, hinder the execution of the Corporation’s business plans, harm the reputation of the Corporation, adversely affect the Corporation’s relationships with its existing or potential employees, customers, service providers, investors or other partners, result in the loss of potential business opportunities and make it more difficult to attract and retain qualified personnel. Also, the Corporation may be required to incur significant fees and other expenses related to activist shareholder matters, including for third-party advisors. AQN’s stock price could be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties of any shareholder activism. Any of the foregoing could have a material adverse impact on the Corporation’s business, operations and financial condition. While the Corporation intends to continue to engage with shareholders to understand their perspectives, the perspectives of activist shareholders may not align with the Corporation’s business strategies and therefore there is no assurance that the Corporation will achieve the objectives of activist shareholders, or that doing so will decrease the likelihood of activist shareholder engagement in the future.
The Corporation is subject to risks associated with its strategy that may adversely affect its business, results of operations, financial condition and cash flows, and actual capital expenditures may be lower than planned.
The Corporation has a history of acquisitions and organic growth from development projects and capital expenditures. There is no certainty that the Corporation will be successful in pursuing its growth strategy in the future. There can be no assurance that the Corporation will be able to identify growth opportunities that improve the Corporation’s financial results or increase the amount of cash available for distribution. There is also a risk that errors and/or inaccurate assumptions in the Corporation’s financial models or forecasts could impact its growth.
The Corporation’s strategy may be constrained or impacted by factors associated with the maintenance of its BBB investment grade credit rating. These factors include: (i) constraints on maximum leverage, (ii) the geographies and regulatory jurisdictions in which the Corporation can operate in scale, and (iii) a constrained universe of actionable opportunities. There can be no assurance that these constraints will not negatively impact the Corporation’s ability to successfully execute on available growth opportunities. The Corporation may also face significant competition for new opportunities and, to the extent that any opportunities are identified, may be unable to execute such opportunities due to a lack of necessary or cost competitive capital resources. Risks related to capital projects include schedule delays and project cost overruns. There is no assurance that any project cost would be approved for recovery in customer rates.
Any new opportunity could involve potential risks, including an increase in indebtedness, the potential disruption to the Corporation’s ongoing business, the diversion of management’s attention from other business concerns and the possibility that the Corporation will incur more costs than originally anticipated or, in the case of acquisitions, more than the acquired company or interest is worth. In addition, funding requirements associated with the opportunity, including any acquisition, development or integration costs, may reduce the funds available to pay dividends.
The Regulated Services Group’s capital expenditure plans and targeted rate base growth may not be realized. Actual capital expenditures may be lower than planned due to factors beyond the Corporation’s control, which would result in a lower than anticipated rate base and have an adverse effect on the Corporation’s results of operations, financial condition, cash flows and dividend growth.
The Corporation may desire to sell businesses or assets, which may have an adverse effect on the Corporation’s business, operations or financial condition.
For financial, strategic and other reasons, the Corporation may from time to time dispose of, or desire to dispose of, businesses or assets (in whole or in part) that it owns. Any disposition by the Corporation may result in recognition of a loss upon such a sale and may result in a decrease to its revenues, cash flows and net income and a change to its business mix. A disposition may also result in less proceeds than expected or liabilities to the Corporation, including as a result of any post-closing indemnities or purchase price adjustments. In addition, the Corporation may not be able to dispose of businesses or assets that the Corporation desires or expects to sell for financial, strategic, regulatory and other reasons at all or at a price acceptable to the Corporation. Failure to execute on any planned disposition may require the Corporation to seek alternative sources of funds, including one or more potential issuances of equity, or incur additional indebtedness, which may, among other things, cause rating agencies to re-evaluate or downgrade the Corporation’s existing credit ratings. Each of the foregoing items may have an adverse effect on the Corporation’s business, results of operations, cost of capital or financial condition.

There are material risks associated with the development and construction activities carried out by the Corporation, including with respect to expenditures for projects that may prove not to be viable, construction cost overruns and delays, inaccurate estimates of expected energy output or other factors, and failure to satisfy tax incentive requirements or to meet third-party financing requirements.
The Corporation engages in the development and construction of water and wastewater facilities, transmission and distribution assets and other complementary projects. In addition, each of the Corporation’s operating business units may occasionally undertake construction activities as part of normal course maintenance activities. Long periods of time may elapse between the commencement and completion of a project, which can introduce additional risks, such as changes in market conditions, regulatory environments and social conditions, which may adversely affect the project's viability and profitability as further discussed below. Additionally, the Corporation is often required to incur large capital expenditures over a number of years in respect of such projects.
Significant costs must be incurred to determine the technical feasibility of a project, obtain necessary regulatory approvals and permits, obtain system studies and access, conduct environmental assessments, obtain site control and interconnection rights and negotiate revenue, construction and equipment supply contracts for the facility before the viability of the project can be determined. Regulatory approvals can be challenged through a number of mechanisms which vary across state and provincial jurisdictions. Such challenges could identify issues that may result in permits or approvals being modified or revoked, or the failure of a project to proceed and the resultant loss of amounts invested or expenses already incurred. Additionally, the Corporation may also be required to advance funds, enter into commitments and/or post performance bonds, parental guarantees, letters of credit or other security in the course of acquiring, developing, constructing and financing new facilities or projects. Significant costs related to prospective development projects may be incurred in preparation for any associated bidding process and such costs may not be recovered if the Corporation fails to win the bid. Further, projects may fail for various reasons, and all investments, cost commitments and credit support provided up to that point, which could be material, may be lost or unrealizable. Additionally, even if a project proves to be viable, it may ultimately fail to meet the Corporation's expectations in terms of performance, cost recovery, or strategic benefits.
Material delays, cost overruns and lost revenue could be incurred by the Corporation and its development and construction projects as a result of change orders, non-compliance with laws or non-performance by vendors, contractors or the Corporation, technical issues with interconnection, required upgrades to interconnection facilities, required curtailments of generation, disputes with landowners or other parties, severe weather, increased inflation, interest rates, commodity price trends, issues with results of system studies, supply chain issues, and other causes. In addition, there are risks that actual costs may exceed budget estimates, delays may occur in obtaining permits and materials, suppliers and contractors may not perform as required under their contracts, warranties under contracts may be unfilled or insufficient, there may be inadequate availability, productivity or increased cost of qualified craft or local labour, start-up activities may take longer than planned, curtailment of a facility’s output may be required, the scope, actual or expected returns, and timing of projects may change, and other events beyond the Corporation’s control may occur, in each case that may materially affect the viability, schedule, budget, cost and performance of projects.
For certain development projects, the Corporation may rely on financing from third party tax equity investors or purchasers of tax credits, the participation of which depends upon the qualification of the project for U.S. tax incentives and satisfaction of the investors’ investment criteria. These investors typically provide funding upon commercial operation of the facility. Should certain facilities not meet the conditions required for tax equity funding, expected returns from the facilities may be adversely impacted.
The Corporation’s construction activities relating to its utility and power generation projects utilize a variety of products and materials. The cost to the Corporation of such products and materials may be impacted by a number of factors beyond the Corporation’s control, including their general availability, inflationary and commodity price trends, the impact of tariffs, duties and import restrictions imposed by various governmental authorities and the existence of any global or regional political, health or economic crisis. While the Regulated Services Group may be able to recover any such increased costs in future rate cases, there can be no assurance as to the timing or certainty of recovery of costs. The financial condition and results of operations of the Corporation may be impacted as a result.
Public opposition to larger infrastructure projects in certain areas is common, which may impact the Corporation’s capital programs, development activities and operations. The social acceptance by external stakeholders, including, in some cases, First Nations and other indigenous peoples, local communities, landowners and other interest groups, may be critical to the Corporation’s ability to find and develop new sites suitable for viable projects. Failure to obtain proper social acceptance for a project may prevent the development and construction of a project and lead to the loss of all investments made in the development and the write-off of such prospective project. Failure to effectively respond to public opposition may adversely affect the Corporation’s capital expenditure programs, and, therefore, future organic growth, which could adversely affect its results of operations, financial condition and cash flows.
Some of the Corporation’s assets are located on land owned by third parties, which may include First Nations and other indigenous peoples, and may be subject to land claims. Present or future assets may be located on lands that have been used for traditional purposes and therefore subject to specific consultations, consents, or conditions for development or operation. If the Corporation’s rights to locate and operate its assets on any such lands are subject to expiry or become invalid, the Corporation may incur material costs to renew rights or obtain such rights. If reasonable terms for land-use rights cannot be negotiated, the Corporation may incur significant costs to remove and relocate its assets and restore the land. Additional costs incurred could cause projects to be uneconomical to proceed with.
The Hydro Group depends on certain key customers for a significant portion of its revenues. The loss of a key customer or the failure to secure new Offtake Contracts or renew existing Offtake Contracts could increase market price risk with respect to the sale of generated energy and renewable energy credits.
A substantial portion of the output of the Hydro Group’s power generation facilities is sold under long-term PPAs, unit contingent or fixed-shape offtake contracts or other energy offtake or hedging arrangements (together with PPAs, “Offtake Contracts”), under which a purchaser is obligated to purchase all or a specified portion of the output of the applicable facility and (in some cases) associated RECs. The breach, termination or expiry of any such Offtake Contract, unless replaced or renewed on equally favourable terms, could adversely affect the Corporation’s results of operations and cash flows and increase the Corporation’s exposure to risks of price fluctuations in the wholesale power market.
Merchant (uncontracted) generation may increase earnings volatility. In a rising price environment, merchant generation generally results in higher earnings than a fully contracted portfolio. In a falling price environment, merchant generation generally results in lower earnings than a fully contracted portfolio. Additionally, the Hydro Group is subject to the risk of impairment to its assets associated with potential declines in long‐term forecasted power prices if the forecasted power prices are materially lower than current contract prices for the period following the expiration of any Offtake Contract, as well as the expiration or decline in value of RECs and other sources of revenue.
Since the transmission and distribution of electricity is highly concentrated in most jurisdictions, there are a limited number of possible purchasers for utility-scale quantities of electricity in a given geographic location. As a result, there is a concentrated pool of potential buyers for electricity generated by the Hydro Group’s businesses, which may restrict its ability to negotiate favourable terms under new Offtake Contracts and could impact its ability to find new customers for the electricity generated by its generation facilities should this become necessary.
The Corporation may fail to complete planned acquisitions or dispositions, which may result in a loss of expected benefits from such transactions or may generate significant liabilities, and the pendency of planned acquisitions or dispositions could adversely affect the business and operations of the Corporation and any acquired entities.
Acquisitions or dispositions of businesses and facilities may from time to time be part of the Corporation’s overall business strategy. Because of the regulated nature of certain of the business sectors in which the Corporation operates, acquisitions and dispositions by the Corporation may be subject to various regulatory approvals and, consequently, to the risks that such approvals may not be timely obtained or may impose unfavourable conditions that could impair the ability to complete the transaction or impose adverse conditions on the Corporation in order to complete the transaction. To the extent there are intervenors in the regulatory approval process, such intervenors’ filed positions in these dockets may increase these risks.
There is a risk that announced acquisitions and dispositions by the Corporation may not close on the terms negotiated or at all. If an acquisition is not completed, the Corporation could be subject to a number of risks that may adversely affect the Corporation’s business, financial condition, results of operations, reputation and cash flows.
In addition, the Corporation may pursue acquisition opportunities through participation in competitive auction processes. During these processes, the Corporation may face competition from other companies with greater purchasing power, capital or other resources or a greater willingness to accept lower returns or risk. The outcomes of such processes are uncertain and the Corporation may fail to win such bids despite incurring costs in connection with such pursuits.
In connection with a pending acquisition or disposition, certain clients, customers or counterparties of each of the Corporation and any entities to be acquired by the Corporation may delay or defer decisions, which could negatively impact the revenues, earnings, cash flows and expenses of the Corporation and such acquired or disposed of entities, regardless of whether the acquisition or disposition is completed. Similarly, current and prospective employees of the

Corporation and any acquired entities may experience uncertainty about their future roles following an acquisition or disposition, which may materially adversely affect the ability of each of the Corporation and such acquired entities to attract, retain and motivate key personnel during the pendency of an acquisition and which may materially adversely divert attention from the daily activities of the Corporation’s and the acquired entities’ existing employees. If key employees depart due to the uncertainty of employment and difficulty of integration or a desire not to remain with the combined company following completion of an acquisition or disposition, the Corporation may incur significant costs in identifying, hiring, and retaining replacements for departing employees, which could have a material adverse effect on the Corporation’s business operations and financial results.
The Corporation may not have sole control over the projects or facilities that it invests in with its partners or over the revenues and certain decisions associated with those projects or facilities, which may limit the Corporation’s flexibility and financial returns with respect to these projects.
The Corporation has, and may in the future continue to have, an equity interest of less than 100% and/or partners in certain projects and facilities. As a result, the Corporation may not operate or control all or any decision-making in respect of such projects and facilities and its interest may be subject to the decision-making of third parties, and the Corporation may be reliant on a third party’s personnel, good faith, contractual compliance, expertise, historical performance, technical resources and information systems, proprietary information and judgment in providing the services. This may limit the Corporation’s flexibility and financial returns with respect to these projects and facilities, and create risks to the Corporation, including that the joint venture partner may:
•have economic or business interests or goals that are inconsistent with the Corporation’s economic or business interests or goals;
•take actions contrary to the Corporation’s policies or objectives with respect to the Corporation’s investments;
•contravene applicable anti-bribery laws that carry substantial penalties for non-compliance and could cause reputational damage and a material adverse effect on the business, financial position and results of operations of the joint venture and the Corporation;
•have to give its consent with respect to certain transactions and decisions, including among others, decisions relating to funding and transactions with affiliates;
•become bankrupt, limiting its ability to meet calls for capital contributions and potentially making it more difficult to refinance or sell assets;
•become engaged in a dispute with the Corporation that might affect the Corporation’s ability to develop, construct or operate a project;
•have competing interests in the Corporation’s markets that could create conflict of interest issues; or
•have different accounting policies than the Corporation.
If securities or industry analysts do not publish research or publish inaccurate or unfavourable research about the Corporation or its businesses, the price and trading volume of the Common Shares or the Corporation’s other securities could decline.
The trading market for the Common Shares and the Corporation’s other securities will, to some extent, be impacted by the research and reports that securities or industry analysts publish about the Corporation or its business. The Corporation does not have any control over these publications. If one or more of the analysts who cover the Corporation should downgrade the Common Shares or the Corporation’s other securities or change their opinion of the Corporation’s business prospects or report inaccurate information, the Common Share price or the price of the Corporation’s other securities may decline. If one or more of these analysts cease coverage of the Corporation or fail to publish reports on the Corporation regularly, demand for the Common Shares or the Corporation’s other securities could decrease, which may cause the price and trading volume of the Common Shares or the Corporation’s other securities to decline.

5.DIVIDENDS
5.1Common Shares
The aggregate annual amount of dividends declared for each Common Share for fiscal 2022, 2023 and 2024 was $0.713, $0.434 and $0.347, respectively.
AQN follows a quarterly dividend schedule, subject to subsequent Board declarations each quarter. AQN’s current quarterly dividend to shareholders is $0.065 per Common Share or $0.26 per Common Share on an annualized basis (based on the most recent quarterly dividend).
There are no restrictions on the dividend policy of AQN. The amount of dividends declared and paid is ultimately determined by the Board and is dependent on a number of factors, including the risk factors previously noted. There can be no assurance as to the amount or timing of such dividends in the future. See “Enterprise Risk Factors”.
5.2Preferred Shares
On November 9, 2012, AQN issued 4,800,000 Cumulative Rate Reset Preferred Shares, Series A (the “Series A Shares”). Holders of Series A Shares are entitled to receive fixed cumulative preferential cash dividends, as and when declared by the Board, payable quarterly on the last business day of March, June, September and December in each year. In each of 2022 and 2023, dividends were paid at an annual rate equal to C$1.2905 per Series A Share. In 2024, following a reset of the dividend rate on the Series A Shares that became effective as of December 31, 2023, dividends were paid at an annual rate equal to C$1.6440 per Series A Share. This rate applies for the five-year period from December 31, 2023 to December 31, 2028.
On January 1, 2013, the Corporation issued 100 Series C preferred shares (the “Series C Shares”) and exchanged such shares for 100 Class B units of St. Leon LP. The Series C Shares provided dividends essentially identical to those expected from the Class B units. In 2022 and 2023, dividends paid to holders of Series C Shares were C$13,688.16 and C$4,326.75 (exclusive of amounts paid in respect of accrued and unpaid dividends in connection with the redemption of the Series C Shares), respectively, per Series C Share. During the three months ended September 30, 2023, all of the outstanding Series C Shares were redeemed for $14.5 million, including C$432,675.13 paid in respect of accrued and unpaid dividends on the Series C Shares. As a result of the redemption, no Series C Shares remain outstanding.
On March 5, 2014, AQN issued 4,000,000 Cumulative Rate Reset Preferred Shares, Series D (the “Series D Shares”). Holders of Series D Shares are entitled to receive fixed cumulative preferential cash dividends, as and when declared by the Board, payable quarterly on the last business day of March, June, September and December in each year. In 2022, 2023 and the first quarter of 2024, dividends were paid at an annual rate equal to C$1.2728 per Series D Share. Following a reset of the dividend rate on the Series D Shares that became effective as of March 31, 2024, dividends were paid at an annual rate equal to $1.7133 per Series D Share. This rate applies for the five-year period from March 31, 2024 to March 31, 2029.
5.3Dividend Reinvestment Plan
AQN has a shareholder dividend reinvestment plan (the “Reinvestment Plan”) in respect of the Common Shares. However, effective March 16, 2023, AQN suspended the Reinvestment Plan. If AQN elects to reinstate the Reinvestment Plan in the future, shareholders who were enrolled in the Reinvestment Plan at its suspension and remain enrolled at reinstatement will automatically resume participation in the Reinvestment Plan. When the Reinvestment Plan is active, holders of Common Shares who reside in Canada, the United States, or, subject to AQN’s consent, other jurisdictions, may opt to reinvest the cash dividends paid on their Common Shares in additional Common Shares which, at AQN’s election, are either purchased on the open market or newly issued from treasury.

6.DESCRIPTION OF CAPITAL STRUCTURE
6.1Common Shares
The Common Shares are publicly traded on the TSX and the NYSE under the ticker symbol “AQN”. As at December 31, 2024, AQN had 767,343,863 issued and outstanding Common Shares.
AQN may issue an unlimited number of Common Shares.  The holders of Common Shares are entitled to dividends, if and when declared; to one vote for each Common Share at meetings of the holders of Common Shares; and to receive a pro rata share of any remaining property and assets upon liquidation, dissolution or winding up of AQN. All Common Shares are of the same class and with equal rights and privileges and are not subject to future calls or assessments.
6.2Preferred Shares
AQN is also authorized to issue an unlimited number of preferred shares, issuable in one or more series, containing terms and conditions as approved by the Board. As at December 31, 2024, AQN had outstanding:
•4,800,000 Series A Shares, yielding 6.576% annually for the five-year period ending on December 31, 2028; and
•4,000,000 Series D Shares, yielding 6.853% annually for the five-year period ending on March 31, 2029.
As at December 31, 2024, no Series B Shares, Series C Shares, Series E Shares, Series G Shares, Series H Shares, or Series I Shares were outstanding.
Series A Shares
The Series A Shares, which rank senior to the Common Shares and rank on parity with every other series of preferred shares as to dividends, may be redeemed by AQN on December 31, 2028 (or the next business day, if such day is not a business day) and every five years thereafter and are convertible upon the occurrence of certain events into cumulative floating rate preferred shares, Series B (the “Series B Shares”). The Series A Shares were redeemable by AQN on December 31, 2023 (the “Series A Shares Redemption Right”), but AQN elected not to exercise its redemption right. The Series A Shares rank on parity with the preferred shares of every other series and senior to the Common Shares upon liquidation, dissolution or winding up of AQN. The Series A Shares are entitled to receive C$25.00 per Series A Share plus all accrued and unpaid dividends thereon, but are not entitled to share in any further distribution of the assets of AQN.
Series B Shares
AQN is authorized to issue up to 4,800,000 Series B Shares upon the conversion of Series A Shares upon the occurrence of certain events. The Series B Shares rank senior to the Common Shares and rank on parity with every other series of preferred shares as to dividends, may be redeemed by AQN on any Series B Conversion Date (as defined in the articles of AQN), and are convertible into Series A Shares upon the occurrence of certain events. The Series B Shares rank on parity with the preferred shares of every other series and senior to the Common Shares upon liquidation, dissolution or winding up of AQN. The Series B Shares are entitled to receive C$25.00 per Series B Share plus all accrued and unpaid dividends thereon, but are not entitled to share in any further distribution of the assets of AQN. Upon AQN’s election not to exercise the Series A Shares Redemption Right, the holders of the Series A Shares had the right to convert all or part of their Series A Shares into Series B Shares on January 2, 2024. However, since less than the required minimum of 1,000,000 Series A Shares were tendered for conversion, none of the Class A Shares were converted into Class B Shares and no Class B Shares have been issued by AQN.
Series D Shares
The Series D Shares rank senior to the Common Shares and rank on parity with every other series of preferred shares as to dividends, may be redeemed by AQN on March 31, 2029 (or the next business day, if such day is not a business day) and every five years thereafter, and are convertible upon the occurrence of certain events into cumulative floating rate preferred shares, Series E (the “Series E Shares”). The Series D Shares were redeemable by AQN on April 1, 2024 (the “Series D Shares Redemption Right”), but AQN elected not to exercise its redemption right. The Series D Shares rank on parity with the preferred shares of every other series and senior to the Common Shares upon liquidation, dissolution or winding up of AQN. The Series D Shares are entitled to receive C$25.00 per Series D Share plus all accrued and unpaid dividends thereon, but are not entitled to share in any further distribution of the assets of AQN.

Series E Shares
AQN is authorized to issue up to 4,000,000 Series E Shares upon the conversion of Series D Shares upon the occurrence of certain events. The Series E Shares rank senior to the Common Shares and rank on parity with every other series of preferred shares as to dividends, may be redeemed by AQN on any Series E Conversion Date (as defined in the articles of AQN), and are convertible into Series D Shares upon the occurrence of certain events. The Series E Shares rank on parity with the preferred shares of every other series and senior to the Common Shares upon liquidation, dissolution or winding up of AQN. The Series E Shares are entitled to receive C$25.00 per Series E Share plus all accrued and unpaid dividends thereon, but are not entitled to share in any further distribution of the assets of AQN. Upon AQN’s election not to exercise the Series D Shares Redemption Right, the holders of the Series D Shares had the right to convert all or part of their Series D Shares into Series E Shares on April 1, 2024. However, since less than the required minimum of 1,000,000 Series D Shares were tendered for conversion, none of the Class D Shares were converted into Class E Shares and no Class E Shares have been issued by AQN.
Series G Shares
AQN is authorized to issue an unlimited number of preferred shares, Series G (the “Series G Shares”) following the conversion of AQN’s 6.2% fixed-to-floating subordinated notes – Series 2019-A (the “2019 Subordinated Notes”) upon the occurrence of certain bankruptcy-related events. The Series G Shares rank senior to the Common Shares and rank on parity with every other series of preferred shares as to dividends. The Series G Shares may be redeemed by AQN, subject to certain restrictions set out in the articles of AQN, at any time after July 1, 2024. The Series G Shares rank on parity with the preferred shares of every other series and senior to the Common Shares upon liquidation, dissolution or winding up of AQN. The Series G Shares are entitled to receive $25.00 per Series G Share plus all accrued and unpaid dividends thereon, but are not entitled to share in any further distribution of the assets of AQN.
Series H Shares
AQN is authorized to issue an unlimited number of Series H Shares following the conversion of the 2022-A Subordinated Notes upon the occurrence of certain bankruptcy-related events. The Series H Shares rank senior to the Common Shares and rank on parity with every other series of preferred shares as to dividends and may be redeemed by AQN, subject to certain restrictions, at any time after October 18, 2031. The Series H Shares rank on parity with the preferred shares of every other series and senior to the Common Shares upon liquidation, dissolution or winding up of AQN. The Series H Shares are entitled to receive C$1,000 per share (less any amount that may have been returned to holders as a return of capital), together with all accrued and unpaid dividends, but are not entitled to share in any further distribution of the assets of AQN.
Series I Shares
AQN is authorized to issue an unlimited number of Series I Shares following the conversion of the 2022-B Subordinated Notes upon the occurrence of certain bankruptcy-related events. The Series I Shares rank senior to the Common Shares and rank on parity with every other series of preferred shares as to dividends and may be redeemed by AQN, subject to certain restrictions, at any time after January 18, 2027. The Series I Shares rank on parity with the preferred shares of every other series and senior to the Common Shares upon liquidation, dissolution or winding up of AQN. The Series I Shares are entitled to receive $1,000 per share (less any amount that may have been returned to holders as a return of capital), together with all accrued and unpaid dividends, but are not entitled to share in any further distribution of the assets of AQN.
Subject to applicable corporate law, the outstanding preferred shares are non-voting and not entitled to receive notice of any meeting of shareholders, except that the Series A Shares (and the Series B Shares into which they are convertible) and Series D Shares (and Series E Shares into which they are convertible) and the Series G Shares will be entitled to one vote per share if AQN shall have failed to pay eight quarterly dividends on such shares, and the Series H Shares and the Series I Shares will be entitled to four one-hundredths of a vote in respect of each $1.00 of the issue price of each such share if AQN shall have failed to pay four semi-annual dividends on such shares.
6.3Subordinated Notes
2019 Subordinated Notes
On May 23, 2019, AQN completed the sale of $350 million aggregate principal amount of 2019 Subordinated Notes. The 2019 Subordinated Notes are publicly traded on the NYSE under the ticker symbol “AQNB”.

The Corporation paid interest on the 2019 Subordinated Notes at a fixed rate of 6.2% per year in equal quarterly installments until July 1, 2024. Starting on July 1, 2024, and quarterly on every January 1, April 1, July 1 and October 1 of each year during which the 2019 Subordinated Notes are outstanding thereafter until July 1, 2079 (each such date, a “2019 Notes Interest Reset Date”), the interest rate on the 2019 Subordinated Notes is reset to an interest rate per annum equal to (i) starting on July 1, 2024, on every 2019 Notes Interest Reset Date until July 1, 2029, the three-month SOFR plus a credit spread adjustment of 0.26161% plus 4.01%, payable in arrears, (ii) starting on July 1, 2029, on every 2019 Notes Interest Reset Date until July 1, 2049, the three-month SOFR plus a credit spread adjustment of 0.26161% plus 4.26%, payable in arrears, and (iii) starting on July 1, 2049, on every 2019 Notes Interest Reset Date until July 1, 2079, the three-month SOFR plus a credit spread adjustment of 0.26161% plus 5.01%, payable in arrears.
The base rate of the 2019 Subordinated Notes was previously LIBOR. However, as the three-month LIBOR rate has been discontinued, the terms of the 2019 Subordinated Notes required that the Corporation appoint a calculation agent to select a successor base rate that was most comparable to the LIBOR rate. In June 2024, AQN appointed a calculation agent, which selected three-month SOFR plus a credit spread adjustment of 0.26161% as the successor base rate.
The 2019 Subordinated Notes have a maturity date of July 1, 2079. On or after July 1, 2024, AQN may, at its option, redeem the 2019 Subordinated Notes at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest.
Upon the occurrence of certain bankruptcy-related events in respect of AQN, the 2019 Subordinated Notes automatically convert into Series G Shares.
2022-A Subordinated Notes
On January 18, 2022, AQN completed the sale of C$400 million aggregate principal amount of 2022-A Subordinated Notes. The Corporation will pay interest on the 2022-A Subordinated Notes semi-annually in arrears on January 18 and July 18 of each year during which the 2022-A Subordinated Notes are outstanding until January 18, 2082 (each such semi-annual date, a “2022-A Interest Payment Date”).
The 2022-A Subordinated Notes will bear interest, from, and including, January 18, 2022 to, but excluding, January 18, 2032, at a fixed rate of 5.25% per year. Starting on January 18, 2032, and on every fifth anniversary of such date thereafter (each such date, a “2022-A Notes Interest Reset Date”), the interest rate on the 2022-A Subordinated Notes will be reset to an interest rate per annum equal to the 5-Year Government of Canada Yield on the business day immediately preceding such 2022-A Notes Interest Reset Date plus, (i) for the period from, and including, January 18, 2032 to, but excluding, January 18, 2052, 3.717%, and (ii) for the period from, and including, January 18, 2052 to, but excluding, January 18, 2082, 4.467%, in each case, to be reset on each 2022-A Notes Interest Reset Date. So long as no event of default has occurred and is continuing, AQN may elect to defer the interest payable on the 2022-A Subordinated Notes on one or more occasions for up to five consecutive years.
The 2022-A Subordinated Notes have a maturity date of January 18, 2082. From October 18, 2031 to January 18, 2032, and thereafter, on any 2022-A Interest Payment Date, AQN may, at its option, redeem the 2022-A Subordinated Notes at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest. Prior to October 18, 2031, the Corporation may, at its option, redeem the 2022-A Subordinated Notes at a redemption price equal to 100% of the principal amount of the 2022-A Subordinated Notes to be redeemed, plus a “make-whole” premium and accrued and unpaid interest, if any.
Upon the occurrence of certain bankruptcy-related events in respect of AQN, the 2022-A Subordinated Notes automatically convert into Series H Shares.
2022-B Subordinated Notes
On January 18, 2022, AQN completed the sale of $750 million aggregate principal amount of 2022-B Subordinated Notes. The Corporation will pay interest on the 2022-B Subordinated Notes semi-annually in arrears on January 18 and July 18 of each year during which the 2022-B Subordinated Notes are outstanding until January 18, 2082.
The 2022-B Subordinated Notes will bear interest, from, and including, January 18, 2022 to, but excluding, April 18, 2027, at a fixed rate of 4.75% per year. Starting on April 18, 2027, and on every fifth anniversary of such date thereafter (each such date, a “2022-B Notes Interest Reset Date”), the interest rate on the 2022-B Subordinated Notes will be reset to an interest rate per annum equal to the Five-Year U.S. Treasury Rate on the business day immediately preceding such 2022-B Notes Interest Reset Date plus, (i) for the period from, and including, April 18, 2027 to, but excluding, April 18, 2032, 3.249%, (ii) for the period from, and including, April 18, 2032 to, but excluding, April 18, 2052, 3.499%, and (iii) for the period from, and including, April 18, 2052 to, but excluding, January 18, 2082, 4.249%, in each case, to be reset on each

2022-B Notes Interest Reset Date. So long as no event of default has occurred and is continuing, AQN may elect to defer the interest payable on the 2022-B Subordinated Notes on one or more occasions for up to five consecutive years.
The 2022-B Subordinated Notes have a maturity date of January 18, 2082. From, and including, the January 18 immediately preceding a 2022-B Notes Interest Reset Date to, and including, that particular 2022-B Notes Interest Reset Date (each such period, a “Par Call Period”), AQN may, at its option, redeem the 2022-B Subordinated Notes at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest. At any time not during a Par Call Period, the Corporation may, at its option, redeem the 2022-B Subordinated Notes at a redemption price equal to 100% of the principal amount of the 2022-B Subordinated Notes to be redeemed, plus a “make-whole” premium and accrued and unpaid interest, if any.
Upon the occurrence of certain bankruptcy-related events in respect of AQN, the 2022-B Subordinated Notes automatically convert into Series I Shares.
6.4Equity Units
As at December 31, 2024, AQN had no Equity Units outstanding. The Equity Units (that were in the form of “corporate units”) were previously publicly traded on the NYSE under the ticker symbol “AQNU”.
Each Equity Unit was issued in a stated amount of $50 and, at issuance, consisted of a 1/20 or 5% undivided beneficial interest in a $1,000 principal amount 1.18% remarketable senior note of the Corporation due June 15, 2026, and a contract to purchase Common Shares on June 15, 2024, or earlier upon early settlement, based on a reference price determined by the volume-weighted average Common Share price over the preceding 20 day trading period. On March 28, 2024, the Corporation successfully remarketed the Notes. In connection with the remarketing, the interest rate on the Notes was reset to 5.365%, with the maturity date remaining as June 15, 2026. The proceeds from the remarketing of the Notes were used to purchase a portfolio of treasury securities maturing on June 13, 2024. On June 17, 2024, all outstanding Purchase Contracts were settled. In connection with the settlement of the Purchase Contracts, holders of Equity Units received, following payment of $50.00 for each Purchase Contract, 3.3439 Common Shares for each Purchase Contract held, with cash paid in lieu of any fractional shares. The payment obligation of holders was satisfied with the proceeds of the treasury portfolio purchased in connection with the remarketing of the Notes. In aggregate, the Corporation received $1.15 billion in exchange for the issuance of approximately 76.9 million Common Shares upon settlement of the Purchase Contracts.
6.5Shareholders’ Rights Plan
The shareholders’ rights plan, as amended and restated in 2022 (the “Amended and Restated Rights Plan”) is intended to ensure the fair treatment of shareholders in any transaction involving a potential change of control of AQN and is intended to provide the Board and shareholders with adequate time to evaluate any unsolicited take-over bid and, if appropriate, to seek out alternatives to maximize shareholder value. Under the Amended and Restated Rights Plan, one right is issued with each issued Common Share of the Corporation.
Until the occurrence of certain specific events, the rights will trade with the Common Shares and be represented by certificates representing the Common Shares. The rights become exercisable only when a person, including any party related to it or acting jointly with it (subject to certain exceptions), acquires or announces its intention to acquire 20% or more of the outstanding Common Shares without complying with the permitted bid provisions of the Amended and Restated Rights Plan. Should a non-permitted bid be launched, each right would entitle each holder of Common Shares (other than the acquiring person and persons related to it or acting jointly with it) to purchase additional Common Shares at a 50% discount to the market price at the time.
It is not the intention of the Amended and Restated Rights Plan to prevent take-over bids but to ensure their proper evaluation by the market. Under the Amended and Restated Rights Plan, a permitted bid is a bid made to all holders of Common Shares that is open for no less than 105 days. If at the end of 105 days at least 50% of the outstanding Common Shares, other than those owned by the offeror and certain related parties, have been tendered and not withdrawn, the offeror may take up and pay for the Common Shares but must extend the bid for a further 10 days to allow all other shareholders to tender.
The Amended and Restated Rights Plan will remain in effect until the termination of the annual meeting of the shareholders of AQN in 2025 (unless extended by approval of the shareholders at such meeting) or its termination under the terms of the Amended and Restated Rights Plan.

7.MARKET FOR SECURITIES
7.1Trading Price and Volume
7.1.1Common Shares
The Common Shares are listed and posted for trading on the TSX and NYSE under the symbol “AQN”. The following table sets forth the high and low trading prices and the aggregate volumes of trading of the Common Shares for the periods indicated (as quoted by the TSX and NYSE).

		TSX			NYSE
2024	High (C$)	Low (C$)	Volume	High ($)	Low ($)	Volume
January	9.00	7.90	45,386,656	6.74	5.84	15,154,565
February	8.23	7.61	91,971,825	6.10	5.62	16,307,781
March	8.85	7.82	56,327,799	6.56	5.76	30,058,686
April	8.67	7.82	35,183,579	6.39	5.65	21,686,719
May	9.28	8.36	47,397,120	6.79	6.07	24,359,027
June	8.68	7.65	56,635,514	6.37	5.56	26,533,677
July	8.76	7.97	47,228,002	6.35	5.83	22,417,920
August	8.69	6.84	69,173,928	6.30	5.00	33,237,673
September	7.63	7.01	74,670,518	5.63	5.17	23,537,024
October	7.48	6.67	64,358,575	5.54	4.79	23,937,583
November	6.97	6.51	50,192,593	5.02	4.68	19,988,377
December	7.02	6.12	67,865,961	4.97	4.25	18,832,562
7.1.2Preferred Shares
Series A Shares
The Series A Shares are listed and posted for trading on the TSX under the symbol “AQN.PR.A”. The following table sets forth the high and low trading prices and the aggregate volume of trading of the Series A Shares for the periods indicated (as quoted by the TSX).

2024	High (C$)	Low (C$)	Volume
January	22.23	20.03	133,280
February	22.92	21.00	209,138
March	22.31	21.55	120,188
April	23.38	21.66	317,709
May	22.79	21.85	58,052
June	22.58	19.60	91,114
July	22.31	21.24	137,667
August	22.92	21.78	68,009
September	23.00	22.25	52,491
October	23.10	22.10	55,183
November	22.20	21.39	58,914
December	22.90	21.95	54,507

Series D Shares
The Series D Shares are listed and posted for trading on the TSX under the symbol “AQN.PR.D”. The following table sets forth the high and low trading prices and the aggregate volume of trading of the Series D Shares for the periods indicated (as quoted by the TSX).

2024	High (C$)	Low (C$)	Volume
January	22.51	20.00	134,414
February	22.50	21.87	36,662
March	22.78	21.81	45,035
April	22.95	21.81	139,562
May	22.99	22.00	137,309
June	23.32	20.69	48,183
July	23.45	22.24	67,187
August	24.00	22.82	55,775
September	24.00	23.36	57,454
October	24.06	23.08	31,820
November	23.64	22.45	51,237
December	24.47	23.46	47,788
7.1.32019 Subordinated Notes
The 2019 Subordinated Notes are listed and posted for trading on the NYSE under the symbol “AQNB”. The following table sets forth the high and low trading prices and the aggregate volume of trading of the 2019 Subordinated Notes for the periods indicated (as quoted by the NYSE).

2024	High ($)	Low ($)	Volume
January	25.08	24.12	834,835
February	25.25	24.64	418,395
March	25.33	24.80	763,608
April	25.11	24.76	558,877
May	25.55	24.77	672,326
June	25.73	24.98	355,717
July	25.70	25.05	321,877
August	25.60	24.59	480,894
September	26.50	25.45	1,327,501
October	26.00	25.43	908,246
November	25.97	25.41	459,738
December	25.88	25.12	474,720
7.2Prior Sales
During the year ended December 31, 2024, there were no issuances or sales of any class of AQN securities that are outstanding but not listed or quoted on a marketplace.
7.3Escrowed Securities and Securities Subject to Contractual Restrictions on Transfer
There are no securities of AQN that are, to AQN’s knowledge, held in escrow or subject to contractual restrictions on transfer as of the date of this AIF.

8.DIRECTORS AND OFFICERS
8.1Name, Occupation and Security Holdings
The following table sets forth certain information with respect to the directors and executive officers of AQN as of the date of this AIF, and information on their history with the Corporation.

Name and Place of Residence	Principal Occupation	Served as Director or Officer of AQN from
MELISSA STAPLETON BARNES Carmel, Indiana, United States
Melissa Stapleton Barnes was formerly Senior Vice President, Enterprise Risk Management, and Chief Ethics and Compliance Officer for Eli Lilly and Company (“Lilly”), a global research-based pharmaceutical company. Ms. Barnes held that role at Lilly from 2013 to 2021 and was an executive officer and member of Lilly’s executive committee. Previous roles at Lilly include Vice President and Deputy General Counsel from 2012 to 2013; and General Counsel, Lilly Diabetes and Lilly Oncology from 2010 to 2012. Ms. Barnes holds a Bachelor of Science in Political Science and Government (with highest distinction) from Purdue University and a Juris Doctorate from Harvard Law School. Ms. Barnes is a Licensed Attorney with the Indiana State Bar, serves on the Dean’s Advisory Council for Purdue University’s College of Liberal Arts, and is on the board of the Ethics Research Center. Ms. Barnes is a Past Chair of the Ethics and Business Integrity Committee for the International Federation of Pharmaceutical Manufacturers and Associations.
Director of AQN since June 9, 2016
BRETT C. CARTER Edina, Minnesota, United States
Brett Carter formerly served as Executive Vice President and Group President, Utilities and Chief Customer Officer of Xcel Energy Inc. (“Xcel”), a major U.S. electric and natural gas delivery company, from March 2022 to October 2023. He served as Xcel’s Executive Vice President and Chief Customer and Innovation Officer from May 2018 to March 2022. Prior to that, Mr. Carter served as Senior Vice President and Shared Services Executive, Global Technology and Operations, at Bank of America Corporation (“BAC”), a global financial services firm, from October 2015 to May 2018, and as Senior Vice President and Chief Operating Officer, Global Technology and Operations, at BAC from March 2015 to October 2015. Before joining BAC, Mr. Carter held several leadership roles at Duke Energy Corporation (“Duke”) from 2005 to 2015, including as Senior Vice President and Chief Distribution Officer, Duke Energy Operations, from 2013 to March 2015. Prior to that, he served as President, Duke Energy Carolinas, as Senior Vice President, Customer Origination and Customer Service, and Vice President, Residential and Small Business Customers. Mr. Carter holds a Bachelor of Science in accounting from Clarion University of Pennsylvania and a Master of Business Administration with a concentration in marketing from the University of Pittsburgh. He has also completed the Advanced Management Program at Harvard Business School.
Director of AQN since June 4, 2024
AMEE CHANDE West Vancouver, British Columbia, Canada	Amee Chande is a corporate director and strategy consultant. Ms. Chande is a senior advisor to leading companies in the mobility sector such as ChargePoint and Skyways. From December 2018 to October 2019, Ms. Chande was Chief Commercial Officer for Waymo, Google’s self-driving car project, where she was responsible for defining the overall strategy and laying the foundation for a strong commercial business. From 2015 to 2018, she was a Managing Director at Alibaba Group where she was the first senior executive hired to lead globalization. Ms. Chande has also held divisional Managing Director and Chief Executive Officer roles at global retailers including Tesco, Staples, and Wal-Mart, in both Europe and the United States. She began her career as a strategy consultant with McKinsey & Company. Ms. Chande is an adjunct professor at the University of British Columbia and is an active volunteer with the World Association of Girl Guides and Girl Scouts. Ms. Chande holds a Bachelor of Business Administration from Simon Fraser University, a Master of Science from the London School of Economics, and a Master of Business Administration from Harvard Business School.	Director of AQN since June 2, 2022

DAN GOLDBERG Ottawa, Ontario, Canada
Dan Goldberg has been the President and Chief Executive Officer of Telesat Corporation (“Telesat”) since 2006. Prior to joining Telesat, Mr. Goldberg served as Chief Executive Officer of SES New Skies, a position he held following the purchase of New Skies by SES. During that time, Mr. Goldberg also served as a member of the SES Executive Committee. Prior to becoming Chief Executive Officer, he served as Chief Operating Officer of New Skies and prior to that as New Skies’ General Counsel. Before joining New Skies, Mr. Goldberg served as Associate General Counsel and Vice President of Government and Regulatory Affairs at PanAmSat. He began his career as an associate at Covington & Burling and then Goldberg, Godles, Wiener & Wright, law firms in Washington D.C. Mr. Goldberg obtained a Bachelor of Arts in History from the University of Virginia and a Juris Doctor from Harvard Law School.
Director of AQN since March 28, 2022
CHRIS HUSKILSON Wellington, Nova Scotia, Canada
Chris Huskilson has been the Chief Executive Officer of AQN since May 10, 2024. From August 10, 2023 to May 9, 2024, Mr. Huskilson was the Interim Chief Executive Officer of AQN. He is also the President and CEO of 5-H Holdings Inc. He was formerly the CEO of Emera Inc., a geographically diverse energy and service company based in Halifax, Nova Scotia that grew from $3 billion in assets to $30 billion during his term as CEO. He has also served as a director of public and private companies in Canada and internationally, as well as community based not-for-profit organizations. Since leaving Emera in 2018, Mr. Huskilson has been active in the Atlantic Canadian start-up ecosystem. He is a founding partner and active mentor in Creative Destruction Lab (CDL - Atlantic) which is an objectives-based program for massively scalable, seed-stage science and technology based companies. He is also a founding member of Canada’s Ocean Supercluster and is a founding director at Endeavor Canada, a mentor and investor in start-up companies. Mr. Huskilson is a life member of the Association of Professional Engineers of Nova Scotia and is a past Chair of the Canadian Electricity Association, the Greater Halifax Partnership, and the Energy Council of Canada. Mr. Huskilson is a member of the Nova Scotia Business Hall of Fame, a recipient of the Energy Person of the Year, a recipient of the Catalyst Canada Award for advancement of women in the workplace, and a recipient of the F.H. Sexton Gold Medal for Engineering. Mr. Huskilson holds a Bachelor of Science in Engineering, a Master of Science in Engineering, and a Doctor of Science, Honoris Causa from the University of New Brunswick.
Director of AQN from October 27, 2009 to June 8, 2017, and since January 2, 2020 Officer of AQN since August 10, 2023
D. RANDY LANEY Farmington, Arkansas, United States	D. Randy Laney was Chairman of the board of directors of Empire from 2009 to 2017. He joined the Empire board in 2003 and served as the Non-Executive Vice Chairman from 2008 to 2009 and Non-Executive Chairman from April 23, 2009 until Algonquin’s acquisition of Empire on January 1, 2017. Mr. Laney, semi-retired since 2008, held numerous senior-level positions with both public and private companies during his career, including 23 years with Wal-Mart Stores, Inc. in various executive positions including Vice President of Finance, Benefits and Risk Management and Vice President of Finance and Treasurer. In addition, Mr. Laney has provided strategic advisory services to both private and public companies and served on numerous profit and not-for-profit boards. Mr. Laney brings significant management and capital markets experience, and strategic and operational understanding to the Board. Mr. Laney holds a Bachelor of Science and a Juris Doctor from the University of Arkansas.	Director of AQN since February 1, 2017
DAVID LEVENSON Toronto, Ontario, Canada	David Levenson is co-founder of Genesis Financial, a private investment firm. Previously, he was the global head of Brookfield Special Investments and Managing Partner at Brookfield Asset Management until March 2023. He joined Brookfield in 2004 and was Chief Investment Officer of its infrastructure business as well as head of its U.S. private equity activities before starting and leading Brookfield Special Investments. Mr. Levenson holds a Bachelor of Commerce from McGill University and a Master of Business Administration from Harvard Business School and is a Chartered Financial Analyst.	Director of AQN since February 1, 2024

CHRISTOPHER LOPEZ Calgary, Alberta, Canada
Christopher Lopez served as Executive Vice President, Chief Financial and Regulatory Officer at Hydro One Limited (“Hydro One”), an electricity transmission and distribution company, from April 2023 to June 2024. Mr. Lopez joined Hydro One in 2016 and served as its Chief Financial Officer from May 2019 to April 2023, Acting Chief Financial Officer from September 2018 to May 2019, and Senior Vice President, Finance, from 2016 to 2018. Prior to that, Mr. Lopez served as Vice President, Corporate Planning and Mergers & Acquisitions at TransAlta Corporation (“TransAlta”), a clean energy solutions company, from 2011 to 2015, as Director of Operations Finance at TransAlta from 2007 to 2011, and in various senior financial roles with TransAlta from 1999 to 2007. At the start of his career, he worked as a financial accountant following the completion of the Graduate Leadership Development Program, with Rio Tinto Group. Mr. Lopez holds a Bachelor of Business degree from Edith Cowan University in Australia and is a Chartered Accountant. He is a Graduate member of the Australian Institute of Company Directors and has completed the CFO Leadership Program at Harvard Business School.
Director of AQN since June 4, 2024
SARAH MACDONALD Halifax, Nova Scotia, Canada	Sarah MacDonald is the Chief Transformation Officer of AQN. From October 2023 until August 2024, Ms. MacDonald was the Chief Human Resources Officer of AQN. A lawyer by training, she has more than two decades of legal and human resource expertise coupled with broad operational and change leadership experience encompassing safety, environment, regulatory, customer experience, communications and marketing, infrastructure, and IT. Prior to joining the Corporation, from May 2021 to October 2023, Ms. MacDonald served as Chief Operating Officer of EfficiencyOne, the first regulated energy efficiency utility in Canada. Prior to working at EfficiencyOne, Ms. MacDonald served as Chief Operating Officer of XOCEAN Ltd., from December 2019 to May 2021. She also had a 19-year career with Emera Inc. in various senior leadership roles, including President, TECO Services Inc.; President and Chief Executive Officer, Emera Caribbean Inc.; and Executive Vice President, Human Resources. She holds a Bachelor of Laws from Dalhousie Law School and a Master of Business Administration from St. Mary’s University.	Officer of AQN since October 10, 2023
DARREN MYERS Toronto, Ontario, Canada
Darren Myers is the Chief Financial Officer of AQN. Mr. Myers joined AQN in August 2022 and has over 25 years of broad finance expertise, including public and capital markets experience in Canada and the U.S. Prior to joining AQN, from January 2018 to May 2021, Mr. Myers was Executive Vice President and Chief Financial Officer for Loblaw, Canada’s largest retailer. Mr. Myers also spent 16 years at Celestica, a global supply chain and manufacturing company. He was the Executive Vice President and Chief Financial Officer of Celestica from 2012 to 2017 and had responsibility for Global Business Services and IT. Mr. Myers holds a Bachelor of Commerce degree from McMaster University and is a Chartered Accountant. On January 14, 2025, the Corporation announced that Mr. Myers would resign as Chief Financial Officer following the reporting of the Corporation’s fourth quarter 2024 results.
Officer of AQN since August 31, 2022
COLIN PENNY Midhurst, Ontario, Canada	Colin Penny is the Chief Information Officer of AQN. From November 2021 to March 2024, Mr. Penny was the Executive Vice President, Information Technology and Digital Transformation of AQN. Mr. Penny joined the Corporation in 2019 as the Vice President, Information Technology Transformation with over 20 years of experience delivering and operating technology solutions with a focus on business transformation and the strategic use of information and communication technologies within the energy and utilities sectors in North America. Prior to joining AQN, Mr. Penny was the Senior Vice President, Technology and Chief Information Officer of Hydro One Limited where he led the Information Solutions, Security and Telecom groups and before that spent the early part of his career with systems integration firms focused on control systems, cybersecurity, project delivery, and customer systems. Mr. Penny also cofounded and served as a Director for the Canadian Cyber Threat Exchange. Mr. Penny holds a Bachelor of Science (Honours) in Electrical Engineering from Queen’s University.	Officer of AQN since November 15, 2021

DILEK SAMIL Las Vegas, Nevada, United States	Dilek Samil has over 30 years of finance, operations, and business experience in both the regulated energy utility sector as well as wholesale power production. Ms. Samil joined NV Energy as Chief Financial Officer and retired as Executive Vice President and Chief Operating Officer. Prior to her role at NV Energy, Ms. Samil gained considerable experience in generation and system operations as President and Chief Operating Officer for Cleco Power. Ms. Samil also served as Cleco Power’s Chief Financial Officer and led the company’s efforts in the restructuring of its wholesale and power trading activities. Prior to NV Energy and Cleco Power, Ms. Samil spent close to 20 years at NextEra where she held positions of increasing responsibility, primarily in the finance area. Ms. Samil holds a Bachelor of Science from the City College of New York and a Master of Business Administration from the University of Florida.	Director of AQN since October 1, 2014
JENNIFER TINDALE Campbellville, Ontario, Canada	Jennifer Tindale is the Chief Legal Officer of AQN. Ms. Tindale has over 20 years of experience advising public companies on acquisitions, dispositions, mergers, financings, corporate governance, and disclosure matters. From July 2011 to February 2017, Ms. Tindale was the Executive Vice President, General Counsel & Secretary at a cross-listed real estate investment trust. Prior to that, she was Vice President, Associate General Counsel & Corporate Secretary at a cross listed pharmaceutical company and before that she was a partner at a top tier Toronto law firm, practising corporate securities law. Ms. Tindale holds a Bachelor of Arts and a Bachelor of Laws from the University of Western Ontario.	Officer of AQN since February 7, 2017
Each director will serve as a director of AQN until the next annual meeting of shareholders or until his or her successor is elected in accordance with the by-laws of AQN.
Effective as of 12:00 p.m. (Eastern time) on March 7, 2025, Roderick West will be appointed as Chief Executive Officer of AQN and Chris Huskilson will be stepping down from that role. Mr. West served as Group President, Utility Operations for Entergy Corporation (“Entergy”) since 2017. In that role, he was responsible for the operational and financial performance of Entergy’s five operating companies. He oversaw the company’s electric and natural gas distribution, customer service operations, the utility’s engagement with state and local regulators, and regulated retail commercial development and innovation. Mr. West previously served as Executive Vice President and Chief Administrative Officer at Entergy from 2010 to 2017, where his responsibilities included the company’s shared services functions supporting utility, nuclear and wholesale operations, including finance operations, supply chain, business processes, administrative services, information technology, human resources and administration, federal policy, regulatory and governmental affairs, and corporate communications. Mr. West also led the development and execution of the company’s environmental strategy. As president and CEO of Entergy New Orleans from 2007 to 2010, Mr. West led the company’s post-Hurricane Katrina rebuild. He helped lead Entergy’s ongoing effort to replace nearly 850 miles of underground pipe damaged after Hurricane Katrina, an effort recognized as the 2009 Global Infrastructure Project of the Year by Platts Global Energy Awards. Mr. West earned his Juris Doctor and MBA from Tulane University. Mr. West also has a bachelor's degree from the University of Notre Dame. Mr. West resides in Louisiana, USA.
Additionally, effective as of 12:00 p.m. (Eastern time) on March 7, 2025, Brian Chin, the Corporation’s Vice President, Investor Relations, will be appointed as Interim Chief Financial Officer of AQN. Mr. Chin joined AQN in 2021 and has over two decades of utilities experience. His depth of expertise includes senior executive positions at AQN and American Water Works Company Inc., heading investor relations, treasury, and strategic financial planning, and as the lead utility equity analyst at Bank of America Merrill Lynch and Citigroup. Mr. Chin also previously worked in audit at KPMG. He earned a Bachelor of Science in Business Administration at the University of California at Berkeley and a Master of Business Administration at Duke University. Mr. Chin resides in New Jersey, USA.
To the knowledge of the Corporation, as at March 7, 2025, the directors and executive officers of AQN (inclusive of Mr. West and Mr. Chin), as a group, beneficially owned, directly or indirectly, or exercised control or direction over 351,980 Common Shares, representing less than 1% of the total number of issued and outstanding Common Shares before giving effect to the exercise of options to purchase Common Shares held by such directors and executive officers.
8.2Audit & Finance Committee
Pursuant to the by-laws of AQN, the Board has established an Audit & Finance Committee with the functions and responsibilities set out in its mandate. The Audit & Finance Committee is currently comprised of three directors of AQN: Ms. Samil (Chair), Mr. Levenson and Mr. Lopez, all of whom are independent and financially literate for purposes of National Instrument 52-110 - Audit Committees. The Audit & Finance Committee is responsible for reviewing significant accounting, reporting and internal control matters, reviewing all published quarterly and annual financial statements and recommending their approval to the Board and assessing the performance of AQN’s auditors.
8.2.1Audit & Finance Committee Charter
The Audit & Finance Committee mandate is attached as Schedule A to this AIF.
8.2.2Relevant Education and Experience
The following is a description of the education and experience, apart from their roles as directors of AQN, of each member of the Audit & Finance Committee that is relevant to the performance of their responsibilities as a member of the Audit & Finance Committee.
Ms. Samil has extensive financial experience, with over 30 years of finance, operations and business experience in the regulated energy utility sector. During her career, Ms. Samil was the Executive Vice President and Chief Operating Officer of NV Energy and gained considerable experience in generation and system operations as President and Chief Operating Officer for Cleco Power LLC. Ms. Samil holds a Bachelor of Science from the City College of New York and a Master of Business Administration from the University of Florida.
Mr. Levenson’s financial experience includes more than 20 years in financial asset management. During his career at Brookfield Asset Management, he held senior investment roles relating to the infrastructure industry and U.S. private equity where he was responsible for reviewing and assessing the financial statements of numerous companies. Mr. Levenson holds a Bachelor of Commerce from McGill University and a Master of Business Administration from Harvard Business School. He is also a Chartered Financial Analyst.
Mr. Lopez has extensive financial experience, with more than 25 years of corporate finance function in the utilities industry in Canada, United States and Australia. During his career, Mr. Lopez was the Chief Financial and Regulatory Officer of Hydro One Limited, where he was responsible for corporate finance, treasury, tax, internal audit, risk, shared services, strategy & growth and regulatory. He also gained considerable experience during his tenure at TransAlta in various senior financial roles. Mr. Lopez holds a Bachelor of Business degree from Edith Cowan University in Australia, and a Chartered Accountant designation. He received a graduate diploma in corporate governance and directorships from the Australian Institute of Company Directors in 2007.
8.2.3Pre-Approval Policies and Procedures
The Audit & Finance Committee has established a policy requiring pre-approval by the Audit & Finance Committee of all audit and permitted non-audit services provided to AQN by its external auditor. The Audit & Finance Committee may delegate pre-approval authority to a member of the Audit & Finance Committee; however, the decisions of any member of the Audit & Finance Committee to whom this authority has been delegated must be presented to the full Audit & Finance Committee at its next scheduled meeting.

Services	2024 Fees (C$)	2023 Fees (C$)
Audit Fees[1]	5,497,325	6,162,788
Audit-Related Fees[2]	1,299,939	1,015,723
Tax Fees[3]	1,025,486	512,818
All Other Fees[4]	51,000	51,000
1 For professional services rendered for audit or review or services in connection with statutory or regulatory filings or engagements.
2 For assurance and related services that are reasonably related to the performance of the audit or review of AQN’s financial statements and not reported under Audit Fees, including audit procedures related to regulatory commission filings.
3 For tax advisory, compliance and planning services.
4 For all other products and services provided by AQN’s external auditor.

8.3Corporate Governance, Risk, and Human Resources and Compensation Committees
The Board has established a Corporate Governance Committee, currently comprised of three directors of AQN: Mr. Goldberg (Chair), Mr. Carter and Mr. Levenson.
The Board has established a Risk Committee, currently comprised of four directors of AQN: Ms. Chande (Chair), Ms. Barnes, Mr. Goldberg and Mr. Lopez.
The Board has also established a Human Resources and Compensation Committee, currently comprised of four directors of AQN: Ms. Barnes (Chair), Mr. Carter, Ms. Chande and Ms. Samil.
8.4Cease Trade Orders, Bankruptcies, Penalties or Sanctions
To the knowledge of AQN, no director or officer of AQN (inclusive of Mr. West and Mr. Chin):
a)is, as at the date of this AIF, or has been, within ten years before the date of this AIF, a director, chief executive officer or chief financial officer of any company that:
i.was subject to an Order that was issued while the director or officer was acting in the capacity as director, chief executive officer or chief financial officer; or
ii.was subject to an Order that was issued after the director or officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer of chief financial officer;
b)is, as at the date of this AIF, or has been within ten years before the date of this AIF, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;
c)has, within the ten years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or officer; or
d)has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory body or has entered in a settlement agreement with a securities regulatory body, or is subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.
8.5Conflicts of Interest
To the knowledge of the Corporation, there are no existing or potential material conflicts of interest between AQN or a subsidiary and any director or officer of AQN or a subsidiary of AQN (inclusive of Mr. West and Mr. Chin).
9.LEGAL PROCEEDINGS AND REGULATORY ACTIONS
9.1Legal Proceedings
The Corporation is not, and was not during the financial year ended December 31, 2024, party to any legal proceedings that involve a claim for damages equal to 10% or more of the current assets of the Corporation, and the Corporation is not aware of any such legal proceedings that are contemplated.
9.2Regulatory Actions
During the financial year ended December 31, 2024, there were:
a)no penalties or sanctions imposed against AQN by a court relating to securities legislation or by a securities regulatory authority;
b)no other penalties or sanctions imposed by a court or regulatory body against AQN that would likely be considered important to a reasonable investor in making an investment decision; and

c)no settlement agreements that AQN has entered into with a court relating to securities legislation or with a securities regulatory authority.
10.INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
No director, executive officer (inclusive of Mr. West and Mr. Chin) or 10% holder of voting securities, or any associate or affiliate of the foregoing has, or has had, any material interest in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect AQN or any of its affiliates.
11.TRANSFER AGENTS AND REGISTRARS
The transfer agent and registrar for the Common Shares, the Series A Shares and the Series D Shares listed on the TSX is TSX Trust Company, at its offices in Toronto, Ontario.
The transfer agent and registrar for the Common Shares listed on the NYSE is Equiniti Trust Company, LLC (formerly known as American Stock Transfer & Trust Company, LLC), at its office in New York, New York.
12.MATERIAL CONTRACTS
The Corporation does not have any material contracts that were not entered into in the ordinary course of business of the Corporation other than:
1.Securities Purchase Agreement dated August 9, 2024 between the Corporation and LS Buyer with respect to the Renewables Sale (see “General Development of the Business – Three Year History – Fiscal 2025 – Corporate – Completion of Renewables Sale” for further details).
2.Cooperation Agreement dated April 18, 2024 between the Corporation, Starboard and certain of Starboard’s affiliates (see “General Development of the Business – Three Year History – Fiscal 2024 – Corporate – Director Changes” for further details).
Copies of the Renewables Securities Purchase Agreement and the Cooperation Agreement are available under the Corporation’s profile on SEDAR+ at www.sedarplus.com.
13.EXPERTS
Ernst & Young LLP is the external auditor of the Corporation and has confirmed that it is (i) independent with respect to the Corporation within the meaning of the CPA Code of Professional Conduct of the Chartered Professional Accountants of Ontario and (ii) an independent registered public accounting firm with respect to the Corporation within the meaning of the U.S. Securities Act of 1933, the applicable rules and regulations adopted thereunder by the SEC and the Public Company Accounting Oversight Board (United States).
14.ADDITIONAL INFORMATION
Additional information relating to AQN may be found on SEDAR+ at www.sedarplus.com. Additional information, including disclosure regarding directors’ and officers’ remuneration and indebtedness, principal holders of AQN’s securities and securities authorized for issuance under equity compensation plans is contained in AQN’s information circular for its most recent annual meeting. Additional financial information is provided in AQN’s financial statements and MD&A for the fiscal year ended December 31, 2024, which are available on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov/edgar.

SCHEDULE A
ALGONQUIN POWER & UTILITIES CORP.
MANDATE OF THE AUDIT & FINANCE COMMITTEE
By resolution of the board of directors (the “Board”) of Algonquin Power & Utilities Corp., the Audit & Finance Committee (the “Committee”) has been established as a standing committee of the Board with the terms of reference set forth below. Unless the context requires otherwise, “Corporation” refers to Algonquin Power & Utilities Corp. and its subsidiaries.
1.PURPOSE
1.1The Committee’s primary purposes are to:
a)assist the Board’s oversight of:
(i)the integrity of the Corporation’s financial statements, Management’s Discussion and Analysis (“MD&A”), earnings releases or news releases containing earnings guidance and other financial reporting;
(ii)the Corporation’s compliance with legal and regulatory requirements in connection with its financial statements, MD&A, earnings releases or news releases containing earnings guidance and other financial reporting;
(iii)the external auditor’s qualifications, independence and performance;
(iv)the performance of the Corporation’s internal audit function and internal auditor;
(v)the communication among management of the Corporation (“Management”), the external auditor, the internal auditor, and the Board;
(vi)business cases relating to significant projects or investments proposed by Management;
(vii)the establishment of, and the Corporation’s performance relative to, annual budgets and long-term financial plans; and
(viii)Management’s strategies for matters relating to treasury, liquidity, credit metrics and ratings, capital and debt markets and plans, financial structures, and tax planning; and
b)review and approve, or recommend the Board’s approval of (as applicable), any report that is required by law or regulation to be included in any of the Corporation’s public disclosure documents relating to the matters contained in this Mandate.
2.COMMITTEE MEMBERSHIP
2.1Number of Members – The Committee shall consist of not fewer than three members.
2.2Independence of Members – Each member of the Committee shall:
a)be a director of the Corporation;
b)not be an officer or employee of the Corporation or any of the Corporation’s subsidiary entities or affiliates; and
c)be independent as determined in accordance with sections 1.4 and 1.5 of National Instrument 52-110 (“NI 52-110”) and other applicable laws and regulations, including the standards of The New York Stock Exchange and Section 10A-3 of the U.S. Securities Exchange Act of 1934.
2.3Financial Literacy – Each member of the Committee shall satisfy the financial literacy requirements applicable to members of audit committees under NI 52-110 and other applicable laws and regulations. At least one member of the Committee shall be a “financial expert” within the meaning of item 407(d) of Regulation S-K under the U.S. Securities Act of 1933.
2.4Chair – The Chair of the Committee shall be selected from among the members of the Committee.
2.5Annual Appointment of Members – The Committee and its Chair shall be appointed annually by the Chair of the Board and each member of the Committee shall serve at the pleasure of the Chair of the Board or until he or she resigns, is removed or ceases to be a director.
3.COMMITTEE MEETINGS
3.1Meetings – The time and place of the meetings of the Committee and the procedure in all things at such meetings shall be determined by the Committee. A meeting of the Committee may be called by any member of the Committee or by the external auditor. The Committee shall meet as frequently as necessary to carry out its duties and responsibilities, but not less than four times annually. A majority of members of the Committee shall constitute a quorum and the Committee shall maintain minutes or other records of its meetings and activities.
3.2Access to Management – The Committee shall have unrestricted access to Management and the external auditor.
3.3Meetings Without Management – At each meeting of the Committee it will meet for a portion of the meeting without Management present, and the Committee shall also hold in camera sessions with representatives of the external auditor, internal audit personnel, and such other members of Management as the Committee requests.
4.COMMITTEE AUTHORITY
4.1Advisors – The Committee may retain, at the expense of the Corporation, such outside legal, accounting (other than the external auditor) or other advisors on such terms as the Committee may consider appropriate and shall not be required to obtain any other approval in order to retain or compensate any such advisors.
4.2Funding – The Corporation shall provide for appropriate funding, as determined by the Committee, for payment of compensation of the external auditor and any advisor retained by the Committee under Section 4.1 of this Mandate, and for the payment of the ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.
4.3Access to Records – The Committee shall have unrestricted access to the documents and records of the Corporation and shall be provided with the resources necessary to carry out its responsibilities.
5.DUTIES AND RESPONSIBILITIES OF THE COMMITTEE
5.1Overview – The Committee’s principal responsibility is one of oversight. Management is responsible for preparing the Corporation’s financial statements and the external auditor is responsible for auditing those financial statements.
5.2The Committee’s specific duties and responsibilities are as follows:
a)Financial and Related Information –
(i)Financial Statements – The Committee shall review and discuss with Management and the external auditor the Corporation’s annual and quarterly financial statements and related MD&A and earnings release and report thereon to the Board before the Board approves such statements, MD&A and earnings release.
(ii)Prospectuses and Other Documents – The Committee shall review and discuss with Management and the external auditor the financial information, financial statements and related MD&A appearing in any prospectus, annual report, annual information form (including Form 40-F), management information circular, news releases containing earnings guidance or any other public disclosure document prior to its public release or filing.
(iii)Accounting Treatment – Prior to the completion of the annual external audit, and at any other time considered advisable by the Committee, the Committee shall review and discuss with Management and the external auditor the quality and not just the acceptability of the Corporation’s accounting principles and financial statement presentation, including the following:
A)all critical accounting policies and practices to be used, including the reasons why certain estimates or policies are or are not considered critical and how current and anticipated future events impact those determinations and an assessment of Management’s disclosures along with any significant proposed modifications by the external auditor that were not included;
B)all alternative treatments within generally accepted accounting principles for policies and practices related to material items that have been discussed with Management, including ramifications of the use of such alternative disclosure and treatments and the treatment preferred by the external auditor, which discussion should address recognition, measurement, and disclosure considerations related to the accounting for specific transactions as well as general accounting policies. Communications regarding specific transactions should identify the underlying facts, financial statement accounts affected, and applicability of existing corporate accounting policies to the transaction. Communications regarding general accounting policies should focus on the initial selection of, and changes in, significant accounting policies, the effect of Management’s judgments and accounting estimates, and the external auditor’s judgments about the quality of the Corporation’s accounting principles. Communications regarding specific transactions and general accounting policies should include the range of alternatives available under generally accepted accounting principles discussed by Management and the external auditor and the reasons for selecting the chosen treatment or policy. If the external auditor’s preferred accounting treatment or accounting policy is not selected, the reasons therefor should also be reported to the Committee;
C)other material written communications between the external auditor and Management, such as any management letter, schedule of unadjusted differences, listing of adjustments and reclassifications not recorded, management representation letter, report on observations, recommendations on internal controls, engagement letter, and independence letter;
D)major issues regarding financial statement presentations;
E)any significant changes in the Corporation’s selection or application of accounting principles;
F)the effect of regulatory and accounting initiatives and off balance sheet structures on the financial statements of the Corporation; and
G)the adequacy of the Corporation’s internal controls and any special audit steps adopted in light of control deficiencies.
(iv)Disclosure of Other Financial Information – The Committee shall:
A)review and discuss with Management the type and presentation of information to be included in all public disclosure by the Corporation containing audited, unaudited or forward-looking financial information in advance of its public release by the Corporation, including earnings guidance and financial information based on unreleased financial statements;
B)discuss with Management the type and presentation of information to be included in earnings and any other financial information given to analysts and rating agencies, if any; and
C)satisfy itself that adequate procedures are in place for the review of the Corporation’s disclosure of financial information extracted or derived from the Corporation’s financial statements, other than the Corporation’s financial statements, MD&A and earnings press releases, and periodically assess the adequacy of those procedures.
b)External Auditor –
(i)Authority with Respect to External Auditor – The Committee shall be directly responsible for the appointment, compensation, retention, termination, and oversight of the work of the external auditor (including resolution of disagreements between Management and the external auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attestation services for the Corporation. The Committee shall have sole authority for recommending the person to be proposed to the Corporation’s shareholders for appointment as external auditor, for determining whether at any time the incumbent external auditor should be removed from office, and for determining the compensation of the external auditor. The Committee shall require the external auditor to confirm in an engagement letter to the Committee each year that the external auditor is accountable to the Board and the Committee as representatives of shareholders and that it will report directly to the Committee.
(ii)Approval of Audit Plan – The Committee shall approve, prior to the external auditor’s audit, the external auditor’s audit plan (including staffing levels), the scope of the external auditor’s review, and all related fees.
(iii)Independence – The Committee shall satisfy itself as to the independence of the external auditor. As part of this process:
A)The Committee shall require the external auditor to submit on a periodic basis to the Committee a formal written statement confirming its independence under applicable laws and regulations and delineating all relationships between the external auditor and the Corporation and the Committee shall actively engage in a dialogue with the external auditor with respect to any disclosed relationships or services that may affect the objectivity or independence of the external auditor and take or, if applicable, recommend that the Board take, any action the Committee considers appropriate in response to such report to satisfy itself of the external auditor’s independence.
B)In accordance with applicable laws and regulations, the Committee shall pre–approve any non–audit services (including fees therefor) provided to the

Corporation by the external auditor or any auditor of any subsidiary and shall consider whether these services are compatible with the external auditor’s independence, including the nature and scope of the specific non–audit services to be performed and whether the audit process would require the external auditor to review any advice rendered by the external auditor in connection with the provision of non-audit services. The Committee may delegate to one or more designated members of the Committee the authority to approve additional non-audit services that arise between Committee meetings, provided that such designated members report any such approvals to the Committee at its next meeting.
C)The Committee shall establish a policy setting out the restrictions on the Corporation’s subsidiary entities hiring partners, employees, former partners and former employees of the external auditor or former external auditor.
(iv)Rotating of Auditor Partner – The Committee shall evaluate the performance of the external auditor and whether it is appropriate to adopt a policy of rotating lead or responsible partners of the external auditor.
(v)Review of Audit Problems and Internal Audit – The Committee shall review with the external auditor:
A)any problems or difficulties the external auditor may have encountered, including any restrictions on the scope of activities or access to required information, and any disagreements with Management and any management letter provided by the auditor and the Corporation’s response to that letter;
B)any changes required in the planned scope of the internal audit; and
C)the internal audit department’s responsibilities, budget and staffing.
(vi)Review of Proposed Audit and Accounting Changes – The Committee shall review major changes to the Corporation’s auditing and accounting principles and practices suggested by the external auditor.
(vii)Regulatory Matters – The Committee shall discuss with the external auditor the matters required to be discussed by Section 5741 of the CICA Handbook – Assurance relating to the conduct of the audit.
c)Internal Audit Function – Controls –
(i)Regular Reporting – Internal audit personnel shall report regularly to the Committee.
(ii)Oversight of Internal Controls – The Committee shall oversee Management’s design and implementation of and reporting on the Corporation’s internal controls and review the adequacy and effectiveness of Management’s financial information systems and internal controls. The Committee shall periodically review and approve the mandate, plan, budget, organizational structure, and staffing of the internal audit department. The Committee shall direct Management to make any changes it deems advisable in respect of the internal audit function.
(iii)Review of Audit Problems – The Committee shall review with internal audit personnel any problem or difficulties internal audit personnel may have encountered, including any restrictions on the scope of activities or access to required information, and any significant reports to Management prepared by internal audit personnel and Management’s responses thereto.
(iv)Review of Internal Audit Leadership –The Committee shall review the appointment, performance, and replacement of the leader of the internal audit function .
d)Risk Assessment and Risk Management –
(i)Risk Exposure – The Committee shall discuss periodically with the external auditor, internal audit personnel, and Management the Corporation’s major financial risk exposures and the steps Management has taken to monitor and control such exposures.
(ii)Investment Practices – The Committee shall review Management’s plans and strategies around investment practices and treasury risk management.
(iii)Compliance with Covenants – The Committee shall review Management’s procedures to assess compliance by the Corporation with its loan covenants and restrictions, if any.
e)Finance Matters –

(i)Budgets and Plans – The Committee shall review the data and other inputs into budgeting and planning processes and review the Corporation’s annual budget and long-term plan.
(ii)Financing Structures and Plans – The Committee shall review on a periodic basis the financing structures and plans used by Management to acquire, hold or operate assets, whether wholly owned or through joint ventures with third parties.
(iii)Capital Plans – The Committee shall review on a periodic basis Management’s capital funding plans, including timing, liquidity and credit rating considerations, cost of capital, actual and projected capital requirements, types of instruments to be utilized, and balance sheet management activities.
(iv)Business Cases – The Committee shall review and recommend to the Board for approval business cases relating to proposed significant projects or investments.
f)Taxation – The Committee shall review on a periodic basis Management’s tax planning strategies, tax planning structures, and associated matters.
g)
h)Whistle-Blowing – The Committee shall establish procedures for:
(i)the receipt, retention, and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and
(ii)the confidential, anonymous submission by the Corporation’s employees of concerns regarding questionable accounting or auditing matters.
i)Review of Management’s Certifications and Reports – The Committee shall review and discuss with Management all certifications of financial information, management reports on internal controls, and all other management certifications and reports relating to the Corporation’s financial position or operations required to be filed or released under applicable laws and regulations prior to the filing or release of such certifications or reports.
j)
k)Liaison – The Committee shall assess whether appropriate liaison and co–operation exist between the external auditor and internal audit personnel and provide a direct channel of communication between the external auditor, internal auditors, and the Committee.
l)
m)Public Reports – The Committee shall review and approve, or recommend the Board’s approval of (as applicable), any report that is required by law or regulation to be included in any of the Corporation’s public disclosure documents relating to the matters contained in this Mandate.
n)
o)Other Matters – The Committee may, in addition to the foregoing, perform such other functions as may be necessary or appropriate for the performance of its duties and responsibilities.
6.REPORTING TO THE BOARD
6.1Regular Reporting – The Committee shall report to the Board on its activities following each meeting of the Committee and at such other times as the Committee may determine to be appropriate.
7.EVALUATION OF COMMITTEE PERFORMANCE
7.1Performance Review – The Committee shall periodically assess its performance and that of its Chair.
7.2Amendments to Mandate – The Committee shall periodically review and discuss the adequacy of this Mandate and, if applicable, recommend any proposed changes to the Board for approval.
8.CURRENCY OF MANDATE
8.1Currency of Mandate – This Mandate is effective as of March 6, 2025.

SCHEDULE B
GLOSSARY OF TERMS
In this AIF, the following terms have the meanings set forth below, unless otherwise indicated:
“2019 Notes Interest Reset Date” has the meaning ascribed thereto under “Description of Capital Structure – Subordinated Notes”.
“2019 Subordinated Notes” has the meaning ascribed thereto under “Description of Capital Structure – Preferred Shares – Series G Shares”.
“2022 Asset Recycling Transaction” has the meaning ascribed thereto under “General Development of the Business – Three Year History – Fiscal 2022 – Corporate”.
“2022 Subordinated Note Offering” has the meaning ascribed thereto under “General Development of the Business – Three Year History – Fiscal 2022 – Corporate”
“2022-A Interest Payment Date” has the meaning ascribed thereto under “Description of Capital Structure – Subordinated Notes”.
“2022-A Notes Interest Reset Date” has the meaning ascribed thereto under “Description of Capital Structure – Subordinated Notes”.
“2022-A Subordinated Notes” has the meaning ascribed thereto under “General Development of the Business – Three Year History – Fiscal 2022 – Corporate”.
“2022-B Notes Interest Reset Date” has the meaning ascribed thereto under “Description of Capital Structure – Subordinated Notes”.
“2022-B Subordinated Notes” has the meaning ascribed thereto under “General Development of the Business – Three Year History – Fiscal 2022 – Corporate”.
“2024 Annual Meeting” has the meaning ascribed thereto under “General Development of the Business – Three Year History – Fiscal 2024 – Corporate”.
“2029 Notes” has the meaning ascribed thereto under “General Development of the Business – Three Year History – Fiscal 2024 – Regulated Services Group”.
“2034 Notes” has the meaning ascribed thereto under “General Development of the Business – Three Year History – Fiscal 2024 – Regulated Services Group”.
“5-Year Government of Canada Yield” has the meaning ascribed thereto in the first supplemental indenture dated as of January 18, 2022 between AQN and TSX Trust Company providing for the issue of the 2022-A Subordinated Notes.
“AESO” means Alberta Electric System Operator.
“AI” has the meaning ascribed thereto under “Enterprise Risk Factors – Risk Factors Relating to Operations”.
“AIF” means this annual information form.
“Amended and Restated Rights Plan” has the meaning ascribed thereto under “Description of Capital Structure – Shareholders’ Rights Plan”.
“APCo” has the meaning ascribed thereto under “Corporate Structure – Name, Address and Incorporation”.
“APSC” means Arkansas Public Services Commission.
“AQN” has the meaning ascribed thereto under “Corporate Structure – Name, Address and Incorporation”.
“Atlantica” means Atlantica Sustainable Infrastructure plc (formerly Atlantica Yield plc).
"BAC” has the meaning ascribed thereto under “Directors and Officers – Name, Occupation and Securities Holdings".
“BELCO” has the meaning ascribed thereto under “Corporate Structure – Intercorporate Relationships”.
“Blue Hill Wind Facility” means the 175 MW Blue Hill wind energy facility in Saskatchewan.

“Board” means the Algonquin Power & Utilities Corp. board of directors.
“BRRBA” means base revenue requirement balancing account.
“CalPeco Electric System” means an electricity distribution utility in the Lake Tahoe basin and surrounding areas.
“Common Shares” means the common shares of Algonquin Power & Utilities Corp.
“Cooperation Agreement” has the meaning ascribed thereto under “General Development of the Business – Three Year History – Fiscal 2024 – Corporate”.
“Corporation” has the meaning ascribed thereto under “Corporate Structure – Name, Address and Incorporation”.
“Côte Ste-Catherine Hydro Facility” means the 11.1 MW Côte Ste-Catherine hydroelectric generating facility in Quebec.
“CPUC” means California Public Utilities Commission.
“DBRS” means the credit rating agency Dominion Bond Rating Service Limited.
“DMTT” has the meaning ascribed thereto under “Enterprise Risk Factors – Risk Factors Relating to Financing and Financial Reporting”.
“Deerfield I Wind Facility” means the 149 MW Deerfield wind energy facility in Michigan.
“Dickson Dam Hydro Facility” means the 15 MW Dickson hydroelectric generating facility in Alberta.
"Duke” has the meaning ascribed thereto under “Directors and Officers – Name, Occupation and Securities Holdings".
“Earn Out” has the meaning ascribed thereto under “General Development of the Business – Three Year History – Fiscal 2025 – Corporate”. “EBITDA” means earnings before interest, taxes, depreciation and amortization.
“EDG” has the meaning ascribed thereto under “Corporate Structure – Intercorporate Relationships”.
“EIFEL” has the meaning ascribed thereto under “Enterprise Risk Factors – Risk Factors Relating to Financing and Financial Reporting”.
“Empire” has the meaning ascribed thereto under “Corporate Structure – Intercorporate Relationships”.
“Empire District Electric System” means an electricity distribution and generation utility in Missouri, Kansas, Oklahoma and Arkansas.
“Energy Service” has the meaning ascribed thereto under “Description of the Business – Regulated Services Group – Electric Distribution Systems – Selected Facilities”.
“EnergyNorth Gas System” means a natural gas distribution utility in New Hampshire.
“EPC” means engineering, procurement and construction.
“Equity Units” has the meaning ascribed thereto under “General Development of the Business – Three Year History – Fiscal 2024 – Corporate”.
“ERCOT” means Electric Reliability Council of Texas.
“ERM” means enterprise risk management.
“FERC” means the Federal Energy Regulatory Commission.
“FIT” means feed-in tariff.
“Fitch” means Fitch Ratings, Inc.
“Five-Year U.S. Treasury Rate” has the meaning ascribed thereto in the third supplemental indenture dated as of January 18, 2022 among AQN, Equiniti Trust Company, LLC (as successor to American Stock Transfer & Trust Company, LLC) and TSX Trust Company providing for the issue of the 2022-B Subordinated Notes.
“GAAP” means Generally Accepted Accounting Principles.
“GAF” has the meaning ascribed thereto under “Description of the Business – Regulated Services Group – Description of Operations – Natural Gas Distribution Systems – Selected Facilities”.

“GloBE Rules” has the meaning ascribed thereto under “Enterprise Risk Factors – Risk Factors Relating to Financing and Financial Reporting”.
“GMTA” has the meaning ascribed thereto under “Enterprise Risk Factors – Risk Factors Relating to Financing and Financial Reporting”.
“Granite State Electric System” means an electricity distribution utility in New Hampshire.
“GW” means gigawatt.
“IESO” means Independent Electricity System Operator for Ontario.
“IIR” has the meaning ascribed thereto under “Enterprise Risk Factors – Risk Factors Relating to Financing and Financial Reporting”.
“ISO” means independent system operator.
“ISO-NE” means Independent System Operator New England.
“Hydro One” has the meaning ascribed thereto under “Directors and Officers – Name, Occupation and Securities Holdings".
“KCC” means State Corporation Commission of the State of Kansas.
“Kings Point Wind Facility” means the approximately 150 MW wind facility located in Barton County, southwestern Dade County, northeastern Jasper County, and northwestern Lawrence County, Missouri.
“kV” means kilovolt.
“Liberty Apple Valley Water” has the meaning ascribed thereto under “Description of the Business – Regulated Services Group – Description of Operations – Water Distribution and Wastewater Collection Systems”.
“Liberty New York Water” has the meaning ascribed thereto under “General Development of the Business – Three Year History – Fiscal 2022 – Regulated Services Group”.
“Liberty Park Water” has the meaning ascribed thereto under “Description of the – Business Regulated Services Group – Description of Operations – Water Distribution and Wastewater Collection Systems”.
“Liberty Utilities” has the meaning ascribed thereto under “Corporate Structure – Intercorporate Relationships”.
“Liberty Utilities Canada” has the meaning ascribed thereto under “Corporate Structure – Intercorporate Relationships”.
"Lilly” has the meaning ascribed thereto under “Directors and Officers – Name, Occupation and Securities Holdings".
“Litchfield Park Water System” means the Litchfield Park water and wastewater system in Arizona.
“LIBOR” has the meaning ascribed thereto in the second supplemental indenture dated as of May 23, 2019 between AQN, Equiniti Trust Company, LLC (as successor to American Stock Transfer & Trust Company, LLC) and TSX Trust Company (as successor to AST Trust Company (Canada)) providing for the issue of the 2019 Subordinated Notes.
“LS Buyer” has the meaning ascribed thereto under “General Development of the Business”.
“Luning Solar Facility” means the 50 MW solar generating facility located in Mineral County, Nevada.
“MD&A” has the meaning ascribed thereto under “Caution Concerning Forward-looking Statements and Forward-looking Information”.
“MDPU” means The Massachusetts Department of Public Utilities.
“Midstates Gas Systems” means natural gas distribution utility assets in Missouri, Iowa and Illinois.
“MISO” means Midcontinent Independent System Operator, Inc.
“MJDS” has the meaning ascribed thereto under “Enterprise Risk Factors – Risk Factors Relating to Financing and Financial Reporting”.
“Moody’s” means Moody’s Investors Services, Inc.
“MPSC” means Missouri Public Service Commission.

“MW” means megawatt.
“NB Energy Board” means the New Brunswick Energy and Utilities Board.
“Neosho Ridge Wind Facility” means the approximately 300 MW wind facility located in Neosho County, Kansas.
“NERC” means the North American Electric Reliability Corporation.
“New Brunswick Gas System” means the natural gas distribution utility assets in New Brunswick.
“New England Gas System” means natural gas distribution utility assets in Massachusetts.
“New York Water System” means a water and wastewater utility system in New York.
“NHPUC” means the New Hampshire Public Utilities Commission.
“North Fork Ridge Wind Facility” means the approximately 150 MW wind facility located in northwestern Jasper County and southwestern Barton County, Missouri.
“Notes” has the meaning ascribed thereto under “General Development of the Business – Three Year History – Fiscal 2024 – Corporate”.
“NV Energy” means NV Energy, Inc.
“NYSE” means New York Stock Exchange.
“OATT” means open access transmission tariff.
“OCC” means Corporation Commission of Oklahoma.
“Odell Wind Facility” means the 200 MW Odell wind facility in Cottonwood, Jackson, Martina and Watonwan counties in Minnesota.
“OECD” has the meaning ascribed thereto under “Enterprise Risk Factors – Risk Factors Relating to Financing and Financial Reporting”.
“Offtake Contract” has the meaning ascribed thereto under “Enterprise Risk Factors – Risk Factors Relating to Strategic Planning and Execution”.
“OPEB” has the meaning ascribed thereto under “Enterprise Risk Factors – Risk Factors Relating to Financing and Financial Reporting”.
“Order” means (a) a cease trade order; (b) an order similar to a cease trade order; or (c) an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days.
“Par Call Period” has the meaning ascribed thereto under “Description of Capital Structure – Subordinated Notes”.
“Peach State Gas System” means natural gas distribution utility assets in Georgia.
“PGA” means purchased gas adjustment.
“PJM” means PJM Interconnection, L.L.C.
“PPA” means power purchase agreement.
“Purchase Contracts” has the meaning ascribed thereto under “General Development of the Business – Three Year History – Fiscal 2024 – Corporate”.
“RAB” means the Regulatory Authority of Bermuda.
“REC” means renewable energy credit.
“Regulated Services Delayed Draw Term Facility” has the meaning ascribed thereto under “General Development of the Business – Three Year History – Fiscal 2022 – Regulated Services Group”.
“Reinvestment Plan” has the meaning ascribed thereto under “Dividends – Dividend Reinvestment Plan”.
“Renewables Sale” has the meaning ascribed thereto under “General Development of the Business”.

“Renewables Securities Purchase Agreement” has the meaning ascribed thereto under “General Development of the Business – Three Year History – Fiscal 2024 – Corporate”.
“RNG” means renewable natural gas.
“RWE Renewables” means RWE Renewables Americas, LLC.
“RTO” means regional transmission organization.
“S&P” means Standard & Poor’s Financial Services LLC.
“SEC” means U.S. Securities and Exchange Commission.
“Senior Notes” has the meaning ascribed thereto under “General Development of the Business – Three Year History – Fiscal 2024 – Regulated Services Group”.
“Series A Shares” has the meaning ascribed thereto under “Dividends – Preferred Shares”.
“Series A Shares Redemption Right” has the meaning ascribed thereto under “Description of Capital Structure – Preferred Shares”.
“Series B Shares” has the meaning ascribed thereto under “Description of Capital Structure – Preferred Shares”.
“Series C Shares” has the meaning ascribed thereto under “Dividends – Preferred Shares”.
“Series D Shares” has the meaning ascribed thereto under “Dividends – Preferred Shares”.
“Series D Shares Redemption Right” has the meaning ascribed thereto under “Description of Capital Structure – Preferred Shares”.
“Series E Shares” has the meaning ascribed thereto under “Description of Capital Structure – Preferred Shares”.
“Series G Shares” has the meaning ascribed thereto under “Description of Capital Structure – Preferred Shares”.
“Series H Shares” has the meaning ascribed thereto under “General Development of the Business – Three Year History – Fiscal 2022 – Corporate”.
“Series I Shares” has the meaning ascribed thereto under “General Development of the Business – Three Year History – Fiscal 2022 – Corporate”.
“Short-Term Regulated Services Credit Facility” has the meaning ascribed thereto under “General Development of the Business – Three Year History – Fiscal 2022 – Regulated Services Group”.
“SOFR” means the Secured Overnight Financing Rate.
“SPP” means Southwest Power Pool.
“Starboard” has the meaning ascribed thereto under “General Development of the Business – Three Year History – Fiscal 2024 – Corporate”.
“St. Lawrence Gas System” means natural gas distribution utility assets in northern New York State.
“St. Leon LP” has the meaning ascribed thereto under “General Development of the Business – Three Year History – Fiscal 2023 – Corporate”.
“Sugar Creek Wind Facility” means the 202 MW Sugar Creek wind facility in Logan County, Illinois.
“Suralis” has the meaning ascribed thereto under “Corporate Structure – Intercorporate Relationships”.
“TCFD” has the meaning ascribed thereto under “Description of the Business – Social and Environmental Policies and Commitment to Sustainability – ESG Report and Climate Change Assessment Report”.
“Telesat” has the meaning ascribed thereto under “Directors and Officers – Name, Occupation and Securities Holdings".
“Tinker Hydro Facility” means the electric generating facility and transmission assets in New Brunswick.
“TransAlta” has the meaning ascribed thereto under “Directors and Officers – Name, Occupation and Securities Holdings".
“TSX” means the Toronto Stock Exchange.

“Turquoise Solar Facility” means the 10 MW solar generating facility located in Washoe County, Nevada.
“U.S. Exchange Act” has the meaning ascribed thereto under “Enterprise Risk Factors – Risk Factors Relating to Financing and Financial Reporting”.
"Xcel” has the meaning ascribed thereto under “Directors and Officers – Name, Occupation and Securities Holdings".